

07 ANNUAL Report


Gates B1 B15
Gate

ANALOGIC®

FINANCIAL Highlights

Fiscal Years Ended July 31, 2007 and 2006

(in thousands, except per share data)

	2007	2006
Revenues	$3[illegible],792	$351,415
Income from Continuing Operations	[illegible]330	4,600
Net Income	[illegible]390	25,066
Earnings per Share: Basic	$ 1.11	$ 1.83
Earnings per Share: Diluted	$ [illegible]	$ [illegible]

Founded in 1967 ALOG (NASDAQ)
Included in Standard & Poor's SmallCap 600 Index


SEC MAIL
RECEIVED
PROCESSING
DEC 2 7 2007
WASH. D.C.
185
SECTION

ANALOGIC CORPORATION is a growth-oriented, high-technology, signal and image processing company. We focus primarily on supplying Original Equipment Manufacturers (OEMs) and end users in two large, rapidly growing international markets – Health and Security. As a leading developer and OEM supplier of Computed Tomography (CT), Magnetic Resonance Imaging (MRI), Digital Radiography (DR), and Ultrasound equipment, our products range from complete systems to high-performance digital front-end subsystems that enable high-resolution image processing for many modalities. Our inventions and innovations have helped redefine the industry, enabling new applications and creating new markets. Real-time CT scanning, commercial multislice CT systems, solid-state MRI amplifiers, and immersible ultrasound transducers for surgery, are just a few of our major contributions. We help our customers, which range from relatively little-known start-up companies to the best-known names in medical imaging, to establish or enhance leadership in their respective markets. Our knowledge and experience in medical imaging are also being applied to the young, evolving field of security imaging. We developed the first dual-energy, multislice CT-based automatic Explosives Detection System (EDS) to screen checked baggage for aircraft, generating three-dimensional images of all objects in a bag. That technology is the foundation of our new generation of security systems being developed to address the needs of emerging aviation security markets. Given our substantial technology portfolio and international markets that are exhibiting strong long-term growth, we believe that Analogic is well positioned to generate long-term growth for our shareholders.



Shareholders Letter

Fiscal 07 and recent months have been a time of significant transition and accomplishment for Analogic.

Dear Shareholders,

I joined the Company in May 2007, following John Wood's decision in November 2006 to retire as President and CEO. The Board asked Founder Bernard Gordon to immediately step in and serve as Executive Chairman on an interim basis until a new CEO was selected. Much was achieved in the midst of this transition. As you will see below, our medical technology and clinical ultrasound businesses enjoyed solid growth, but we believe they can do even better. Our digital radiography business incurred significant losses in fiscal 2007, but we embarked on a course of action to eliminate losses in that segment by the beginning of the next fiscal year. Our security business also operated at a modest loss, but again we took steps to ensure that segment will run profitably at the current level of shipments, and we believe we are well positioned to take advantage of evolving opportunities in new security imaging markets. During fiscal 2007, we began restructuring the roles and responsibilities of our senior management team. In July Doug Rosenfeld joined the Company as Vice President of Human Resources, and later John Fry joined us as Vice President, General Counsel, and Corporation Secretary; as did John P. O'Connor as Vice President of Engineering, and Peter Cempellin as Vice President and General Manager of the Security Systems Division. I am confident we have considerably strengthened an already strong management team to lead the Company into a new era of growth and profitability. Revenues for fiscal 2007 were down slightly, to $340.8 million from $351.4 million a year earlier. Net income from continuing operations improved to $15.4 million, or $1.10 per diluted share, compared with $4.6 million, or $0.33 per diluted share, an increase of $10.8 million from a year earlier. Net income for the twelve months ended July 31, 2007, was $15.4 million, or $1.10 per diluted share, compared with a net income of $25.1 million, or $1.81 per diluted share, a year earlier.

Our core medical business was quite healthy in fiscal 2007. Medical Technology Product revenue was $289.5 million, up $22.3 million, or 8%, due to increased sales of imaging subsystems to OEMs. Sales of multislice Data Acquisition Systems (DASs) for Computed Tomography (CT) were up significantly, as were sales of "partially complete" CT systems to OEM customers. Sales of power systems for Magnetic Resonance Imaging (MRI) were up, as were sales of OEM ultrasound probes and transducers by our Sound Technology, Inc. (STI) subsidiary. Revenues for B-K Medical, our clinical ultrasound subsidiary that markets directly to end users, were up 9% for the year.

Our Digital Radiography (DR) business was not healthy, incurring a loss of $26.3 million. Early in the year the Company committed to eliminating those losses and took an asset impairment charge of $9.7 million related to its DR business. Near year end, we ceased marketing DR systems directly to end users through a subsidiary, a significant source of those losses. Though we had distribution issues, the innovative DR systems we developed have been very well received by customers, so we are exploring opportunities to supply the equipment to OEMs with existing distribution channels for high-performance digital radiography systems. Recently, we signed a non-exclusive agreement with an international medical firm to supply complete DR systems and subsystems. Although our Anrad subsidiary, which supplies flat-panel detectors for direct digital radiography, ran at a loss in fiscal 2007, Anrad represents a solid growth opportunity that justifies continued investment. During the year Anrad signed a major, multi-year supply agreement with Siemens to provide advanced Full-Field Digital Mammography (FFDM) detector plates for mammography systems that are tomosynthesis capable. This business should ramp up gradually in 2008 and grow substantially in 2009. We expect our DR business to run at a break-even level by the end of fiscal 2008, followed by substantial long-term growth, in part because of the strong growth shown in the women's health market.

Security Technology Product revenues were $40.6 million, down $23.8 million, or 37%, due primarily to an expected short-term reduction in orders for EXplosive Assessment Computed Tomography (EXACT®) systems. EXACTs are incorporated into L-3 Communications' eXaminer® 3DX Explosives Detection Systems (EDSs) installed at approximately half the major airports in the United States and many overseas. The reduced EXACT shipments and cost overruns in several development projects generated a loss of $3.8 million in Security for the year. Steps have been taken to ensure that the security business will be profitable going forward at current shipment levels. During the fiscal year we received an order for EXACTs worth up to $36 million, followed by an additional $17.5 million order in September.

The cornerstone of our future is new product development. During the year our CT subsystem products were re-engineered across the board. We began shipping our first 16-slice Data Management Systems (DMSs), an integrated CT DAS/Detector, to a major customer, and delivered our first DASs for ultra-wide-area detectors. Prototypes of our first 3.0 Tesla, 8-channel multi-excite Radio Frequency (RF) amplifiers for MRI were delivered to multiple customers. We completed, for multiple customers, feasibility studies of PowerLink™ (patents pending), an innovative non-contact system for transmitting power from a CT gantry to its rotating disk. STI completed development of a number of new ultrasound probes, and B-K Medical, our clinical ultrasound subsidiary, introduced the Falcon Premium, an affordable black-and-white system for office urology. After year end, B-K Medical announced the Pro Focus OR, the first dedicated ultrasound system for the operating room. B-K Medical is also focusing part of its development effort on imaging and understanding the pelvic floor, another area of rapidly growing interest in women's health.

New product development for the security imaging market is also proceeding well. The U.S. Transportation Security Administration (TSA) ordered 5 prototypes of our COBRA® Automatic Explosives Detection System (Auto-EDS) for the checkpoint to be placed at several airports as primary screening equipment. In late July 2007, the first COBRA unit was installed at Cleveland Hopkins International Airport, followed several months later by one at Baltimore/Washington International Airport. In October 2007, the TSA gave us an Indefinite Delivery Indefinite Quantity (IDIQ) agreement for up to 40 COBRA systems over 2 years, at a potential value of $37.5 million. The IDIQ also included up to $40 million for engineering over five years for a combined maximum potential contract value of $77.5 million. The COBRA is well along in the TSA certification process. The KING COBRA, designed to screen checked baggage at small to mid-sized airports, is also in certification testing. The XLB™ 1100, a high-speed eXtra Large Bore system designed to meet the evolving needs of large, heavy traffic airports with automatic baggage handling systems, was recently submitted for certification testing. We see a bright future for both our health and security technology. With a strong management team in place and the considerable capabilities of our engineering and manufacturing staff, we believe that the Company is laying a strong foundation for growth as *"The World Resource for Health and Security Technology."*

Sincerely,



Jim Green
President and Chief Executive Officer

December 10, 2007





07 HEALTH Technology

Analogic is widely recognized in the industry for its technological achievements in medical imaging. We invented real-time X-ray Computed Tomography (CT) imaging over thirty years ago, and quickly became a leading OEM supplier of Data Acquisition Systems (DASs) and other subsystems for CT. In the 1990s, we developed the first commercial 24-slice CT, and in 2003, the first true 64-slice DAS. We have employed our knowledge of CT beamlines to develop complete and partial CT systems for innovative multi-modality systems. Healthcare's most advanced radiotherapy system *(left)*, for example, combines a CT system with a linear accelerator to better locate and treat cancer. We have demonstrated leadership in MRI, where we developed the first high-power solid-state Radio Frequency amplifiers. Similarly, we are a leader in clinical ultrasound, where we developed the first immersible transducers for surgery, renowned application-specific transducers, and the first full-featured ultrasound system for the operating room.

COMPUTED TOMOGRAPHY– Today the Company develops a broad spectrum of advanced CT data acquisition electronics for multiple OEM customers. The world's largest OEM supplier of CT DASs, we supply a full spectrum, ranging from single-slice to industry-leading volumetric CT DAS systems. We developed the first commercial multislice DAS over a decade ago, and have been developing proprietary Application-Specific Integrated Circuits (ASICs) to expand multislice capabilities since then. Volumetric CT has greatly expanded CT applications, especially in cardiology, where cardiologists can now obtain high-resolution, 3-D images of the human heart *(right)* in several rotations of the gantry. Clinicians can acquire, in a matter of seconds, data that previously required expensive, invasive procedures and hospitalization. CT angiography, for example, is a powerful tool to evaluate patients who are suspected of having coronary artery disease *(smaller images, right)* and who otherwise would undergo an invasive catheterization. Multislice CT is also being used to quickly evaluate emergency patients who are admitted reporting chest pain. Multislice CT is enabling other new applications as well, such as virtual colonoscopies, where it is proving valuable in identifying lesions outside the colon as well as inside.

We also provide integrated CT DAS and detector systems, sometimes called Data Management Systems (DMSs), including innovative wide-area detectors based on our tileable architecture. DMSs provide a higher level of system integration for our OEM customers that reduces their costs and time to market. DMSs represent a rapidly growing aspect of our medical imaging business.

Our experience in CT, from front-end subsystems to complete systems, has led to a rapidly growing business in developing CT beamlines and "partially complete" CT systems for innovative multi-modality systems that combine or "fuse" images from two different modalities. We supply beamline components for the industry's leading SPECT-CT (Single-Photon Emission Computed Tomography-Computed Tomography) system. The CT portion of the system provides morphologic information, i.e., a precise physical roadmap of the region of interest, complementing the functional or physiological imaging data provided by the SPECT system. The CT also provides image attenuation correction.


R
A
P
L

We supply the gantry, including the mechanical and electrical foundation, the control computers, the drive mechanism, and the CT DAS for a revolutionary system that is redefining radiotherapy. The system uses CT to precisely locate lesions immediately prior to administering therapy. The CT images enable our customer's proprietary software to physically align the radiation treatment to the patient's position and current physiology, and to monitor the patient and dosage throughout the treatment *(left)*. These capabilities help ensure that optimal radiation doses hit diseased tissue, while significantly reducing the potentially negative side effects of irradiating healthy adjacent tissue. We are also working on "partially complete" CT systems to be combined with other imaging modalities.

Analogic has a history of developing technologies that have broad application and revolutionize the industry. This past year we introduced operating prototypes of a new enabling technology called the PowerLink™ system *(patents pending)*, a revolutionary non-contact, high- and low-voltage power system for CT and other modalities that employ rotating gantries. PowerLink allows customers to greatly reduce the volume, weight, and complexity of components spinning on the gantry, decreasing cost and significantly increasing reliability. PowerLink's scalable architecture enables customers to reduce development cycle time for successive generations of products. PowerLink is also employed in the prototypes of the largest, fastest, and most sophisticated CT we have ever designed, the XLB1100 checked baggage scanning system.

DIGITAL RADIOGRAPHY– The familiar two-dimensional X-ray, the single most common medical imaging modality today, is quickly migrating from analog *(film-based)* to digital technology. Through our Anrad subsidiary, Analogic is a leading developer of flat-panel digital radiography detectors, the key component in digital X-ray systems. Anrad develops proprietary amorphous Selenium Direct Digital Radiography (DDR) detectors, which produce what are widely recognized as the finest radiographic images in the industry. These detectors – somewhat similar in principle to the much smaller, simpler sensors used in personal digital cameras – capture image data directly on a patented amorphous Selenium layer deposited on a thin-film transistor array. Anrad's proprietary detectors are recognized for having very high Detector Quantum Efficiency (DQE), fast



acquisition rates, extremely low-noise electronics, and ghost-free operation, enabling superlative image quality and high patient throughput. Anrad supplies a 14-inch, flat-panel detector for real-time digital fluoroscopy, providing up to 30 frames per second, and a growing family of mammography detectors.

This year, Anrad entered into an agreement with one of the world's largest and best-known medical companies to supply flat-panel detectors for next-generation Full-Field Digital Mammography (FFDM) that are particularly suitable for use in tomosynthesis systems. Breast tomosynthesis involves the acquisition of X-ray images at numerous different angles to construct three-dimensional images of the entire breast. These systems *(right)* are expected to enhance diagnostic capabilities, leading to reductions in the false-positive rate, unnecessary biopsies, patient discomfort, and medical care costs.

Analogic also develops and manufactures complete digital radiography systems and subsystems for OEM customers. These include advanced single- and dual-detector configurations designed for high-volume general radiography, emergency, and orthopedic applications.

MAGNETIC RESONANCE IMAGING – We are the leading OEM supplier of solid-state Radio Frequency (RF) amplifiers, or power systems, for MRI, and have been since the technology first emerged over two decades ago. Analogic developed the first high-power solid-state RF amplifiers, which increased reliability, and reduced component and maintenance costs. All Analogic RF models feature precision gain and phase linearity, and patented Analogic technology, using proprietary FET devices, hybrid combiners, and low-noise switching power supplies. We supply power systems for whole-body MRI systems ranging from low-field, 0.3T (Tesla) systems used in much of the developing world, to the 1.5T systems widely used throughout North America, Europe, and the Pacific Rim, to the powerful 3.0T systems that have now moved from academic and research facilities into the general-purpose imaging suite. Clinicians can increase resolution and reduce scan times with 3.0T MRI, which is more effective for the radiologist, and improves patient throughput. In addition to performing routine scans superbly, 3.0T MRI adds imaging capabilities, enabling new applications such as angiog-



raphy and cardiac scanning. Our capabilities enable us to also meet niche market needs, including dedicated extremity units for orthopedic and similar applications.

Our most recent innovation is the multi-excite, multi-channel RF amplifier. Signal attenuation can be a problem with large patients, especially on powerful 3.0T and larger systems *(right)*. Our multi-channel (two-to-eight-channel) architecture can significantly improve image quality while reducing acquisition time. This year we began shipping prototypes of our first 3.0T, 8-channel, multi-excite RF amplifiers to multiple customers.

PHYSIOLOGICAL MONITORING – The Company's expertise in signal acquisition and processing is also applied in non-imaging applications such as physiological monitoring. We supply the LIFEGARD® Family of non-invasive vital signs and specialty monitors, which are sold exclusively through CAS Medical Systems, including the innovative FETALGARD® Lite, a compact, lightweight antepartum fetal monitor with extensive communications capabilities. Dr. Jason Collins of the nonprofit Pregnancy Institute uses the FETALGARD Lite in an innovative program to help prevent recurrent stillbirths due to Umbilical Cord Accidents (UCAs). In this program, an expectant mother who has previously lost a child due to a UCA, uses the FETALGARD Lite to monitor herself and the fetus at home briefly each night during the last weeks of her pregnancy *(right)*. The data is downloaded nightly to Dr. Collins via the Internet. If unusual stress is detected, and umbilical cord compression is suspected, the expectant mother is advised to go to the hospital promptly. Dr. Collins' study is not yet complete, but it offers considerable hope to families who have suffered a previous stillbirth.

A world leader in measuring cardiac output, Analogic uses invasive, minimally invasive, and non-invasive technology to enable clinicians to provide the level of monitoring appropriate for their clinical environment. At the forefront of rapidly evolving trends, we are developing monitoring capabilities on micro cards that can be inserted into small "pods" and connected directly to customers' existing monitors. The traditional monitor provides the screen, the power supply, and the user interface, but the physiological data is actually gathered by sensors connected to these application-specific cards. This innovative approach helps OEMs add significant capabilities to existing platforms, while reducing costs.





ULTRASOUND– Analogic is a technology and niche-market leader in medical ultrasound through two subsidiaries. Sound Technology, Inc. (STI) a leading OEM supplier of acoustic arrays, develops diagnostic linear and tightly curved array ultrasound transducers and probes in special acoustic packaging for niche markets, including OB/GYN, urological, and surgical applications. STI played a key role in developing the 8818 and 8848 transducers *(left)*, and is currently developing advanced probes for emerging gastroscopic, endoscopic, and vascular applications. B-K Medical is a world-class supplier of complete clinical ultrasound systems and specialty transducers for end users, particularly for surgical and urological applications. The Pro Focus 2202 is B-K Medical's premiere ultrasound console platform. B-K Medical recently introduced the Pro Focus OR, the first full-featured ultrasound system that works as an integrated part of the Operating Room (OR) *(lower right)*. Suspended on an OR boom, it provides surgeons the ultrasound capabilities they need during surgery quickly and easily, with freedom of movement within the sterile area.

B-K Medical's leadership is due to its application knowledge as evidenced by the revolutionary 8818 triplane prostate transducer *(upper left)*. Previously, urologists were instructed exclusively in one of two techniques to image the prostate: endfire, which facilitates apical biopsies; or simultaneous biplane imaging *(upper right)*, which aids in needle placement, a technique introduced by B-K Medical. The 8818 combines endfire and simultaneous biplane capabilities in a single transducer, enabling urologists to see all sections of the prostate in all planes with excellent resolution and to see lesions better with only one guide and one insertion of the probe. The red and yellow panels in the graphic *(overlay)* show the simultaneous transverse and sagittal planes, and the blue, the sagittal plane of the endfire section. The world leader in imaging for brachytherapy, a method for the treatment of localized prostate cancer, this year B-K Medical introduced the 8848 *(lower left)* prostate brachytherapy transducer to provide clearer, more detailed images for radioactive seed implantation into the prostate. B-K Medical continues to help pioneer new specialty ultrasound applications. With its extensive range of specialty transducers, especially the 8848, B-K Medical is working to improve the diagnostics and treatment of incontinence in women, a relatively common consequence of childbirth. The company is working with urogynecologists and other specialists to establish techniques that will enhance understanding and treatment of this condition.


Gates B1-B15
Gates A1-A11


UA1328, UA1329
UA1328, UA1329






SECURITY Technology

Analogic's expertise in medical CT is being applied to the growing security imaging market. During the late 1990s, Analogic developed the world's first dual-energy, 24-slice CT-based checked baggage scanner, able to image in real time all the contents of an entire bag in 3-D. The EXplosive Assessment Computed Tomography (EXACT®) System is the heart of the eXaminer® 3DX scanner marketed exclusively by L-3 Communications. Over 800 EXACT systems are now scanning checked baggage at airports across North America, Europe, and Asia. We also applied our CT knowledge and experience in developing the COBRA Automatic Explosives Detection System (Auto-EDS) for the airport checkpoint of the future *(left)*. This new system is able to automatically detect weapons and much smaller quantities of explosives than can checked baggage scanners, which is critical as the threat of smuggling explosives components onto aircraft remains high.

The COBRA can scan up to 400 bags or bins per hour. Unlike the conventional X-ray systems currently used at airport checkpoints, COBRA uses volumetric CT-based image data to create high-resolution 3-D images in real time that substantially improve the ability of checkpoint inspectors to screen carry-on baggage. The screen *(upper right)* shows a 2-D preview image, highlighting an explosive. The screen *(lower right)* shows a 3-D image of a laptop in the bag, which can be rotated and viewed from any angle. Travelers have been delighted to learn that when COBRA is used they do not need to remove laptop computers or 3-1-1 bags from their carry-on, which dramatically improves passenger checkpoint efficiency. An automatic Bin Return System was integrated with the COBRA to return empty bins to the front of the system which, in conjunction with other innovative bag tracking features, provide for immediate operational savings at each checkpoint where the COBRA is deployed. The U.S. Transportation Security Administration (TSA) has installed pilot COBRAs at several major airports and has placed a blanket order for up to 40 production units. Certification by the TSA and installation of systems at leading airports around the country should generate what we believe could be a significant market for non-aviation applications.

The Company is developing two additional screening systems to meet evolving checked baggage market needs. The KING COBRA is an enhanced version of the COBRA system designed to screen checked baggage at small to mid-sized airports. Typically, these smaller airports rely on costly, labor-intensive Explosives Trace Detection (ETD) technology or hand searches to screen a comparatively small number of bags per hour compared to the large EDSs. The KING COBRA can scan up to 300 bags as a standalone system, or 400 bags when integrated into an automatic baggage handling system. The XLB1100 is designed to address the rapidly growing needs of large, heavy traffic airports. Extending the limits of CT technology, the XLB (eXtra Large Bore) scans up to 1100 bags an hour in an advanced EDS network, with a reduced false-positive rate. The XLB is the first commercial application of our revolutionary PowerLink non-contact power system, which reduces downtime and maintenance costs for the system. The XLB provides the highest-power, dual-energy screening and enhanced-resolution, volumetric, 3-D imaging to meet today's terrorist threats. Both the KING COBRA and the XLB1100 are expected to be certified during 2008.







Board of Directors and Officers

Directors

John A. Tarello
Vice Chairman of the Board

M. Ross Brown
Former Vice President
Analogic Corporation

Bernard M. Gordon
Founder and Chairman of the Board

James J. Judge [1]
Chief Financial Officer and Treasurer
NSTAR Corporation, Westwood, MA

Dr. Michael T. Modic [2,3]
Chairman, Division of Radiology
Cleveland Clinic Foundation, Cleveland, OH, and Professor of Radiology, Ohio State University

Fred B. Parks [2,3]
Chairman and Chief Executive Officer
Urologix, Inc., Minneapolis, MN

Dr. Bruce W. Steinhauer [1,2,3]
President and Chief Executive Officer (retired), Regional Medical Center, Memphis, TN, Professor of Medicine, University of Tennessee

Edward F. Voboril [2,3]
Chairman, Wilson Greatbatch, Inc.
Clarence, NY

Dr. Gerald L. Wilson [2,3]
Former Dean, School of Engineering Massachusetts Institute of Technology, and Vannevar Bush Professor of Engineering, Massachusetts Institute of Technology

James W. Green
President and Chief Executive Officer

[1] Audit Committee
[2] Compensation Committee
[3] Nominating and Corporate Governance Committee

Corporate Officers

James W. Green
President and Chief Executive Officer

Edmund F. Becker, Jr.
Executive Vice President and Chief Operating Officer

John J. Millerick
Senior Vice President, Chief Financial Officer, and Treasurer

John J. Fry
Vice President, General Counsel, and Corporation Secretary

Divisional Officers

Robert H. French
Customer Service

Peter M. Howard
OEM Medical Group

Peter Cempellin
Security Systems

Daniel J. Webster, Jr.
Life Care Systems

Operations Officer

Michael J. Magnifico
Corporate Operations

Technical Officers

Sorin Marcovici
Technology

Daniel Abenaim
Project Management

Douglas Abraham
Electrical Engineering

Kiyotaka Asahina
Pacific Rim Activities

John M. Dobbs
Science

Ching Ming Lai
Sino-American Liaison

Gilbert W. McKenna
Mechanical Engineering

Louis Poulo
Systems Engineering

David A. Schafer
Security Systems

Hans J. Weedon
Analog Technology

Administrative Officers

James Da Costa
Corporate Business Development

Peter W. Harris
Security Strategy and Development

Douglas B. Rosenfeld
Human Resources

Donald B. Melson
Corporate Controller

John P. O'Connor
Engineering

Thor T. Wallace
Chief Information Officer

Anrad Corporation

Mervat Faltas
President

B-K Medical ApS

Michael Brock
Managing Director

Sound Technology, Inc.

William Guzik
President

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Transfer Agent

Computershare Trust Company, N.A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31. 2007 | Commission file number 0-6715

Analogic Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2454372**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*
8 Centennial Drive, Peabody, Massachusetts	**01960**
(Address of principal executive offices)	*(Zip Code)*

(978) 326-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.05 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant in not required to file report pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant at January 31, 2007 was approximately $913,749,020. As of September 14, 2007, there were 13,238,792 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement, which will be issued in connection with the 2008 Annual Meeting of Stockholders, are incorporated by reference in Part III of this Annual Report on Form 10-K.



TABLE OF CONTENTS

PART I

Item 1. *Business*

Developments During Fiscal Year 2007

All dollar amounts in this Item 1 are in thousands except per share data.

Total revenues from continued operations of Analogic Corporation (hereinafter, together with its subsidiaries, referred to as "Analogic" or the "Company") for the fiscal year ended July 31, 2007 ("fiscal year 2007"), were $340,782 as compared to $351,445 for the fiscal year ended July 31, 2006 ("fiscal year 2006"). Net income for fiscal year 2007 was $15,380, or $1.10 per diluted share, as compared to $25,066 or $1.81 per diluted share, for fiscal year 2006. Net income in fiscal year 2007 includes income before taxes on the sale of the Company's 17% ownership interest in Bio-Imaging Research, Inc. ("BIR") and related dividend income totaling $4,036. Net income from continuing operations for fiscal year 2007 was $15,380, or $1.10, per diluted share, as compared to $4,600, or $0.33 per diluted share, for fiscal year 2006. Net income in fiscal year 2006 includes a gain of $20,207, or $1.46 per diluted per share, from the sale of the Company's wholly owned subsidiary Camtronics Medical Systems, Ltd. ("Camtronics").

As a result of continuing losses in its digital radiography business and a negative business outlook, the Company evaluated the net realizability of all of the related assets at October 31, 2006. As a result, the Company recorded an asset impairment charge of $9,705 associated with the write-down of the Company's digital radiography system business assets to their estimated fair values as a group based upon the present value of estimated future cash flows of the business. Of the $9,705 in asset impairment charges, $8,625 was recorded to cost of sales and $1,080 was recorded to operating expenses. The $8,625 asset impairment charge recorded to cost of sales included $4,144 related to inventory, $4,191 related to a software license, and $290 related to other assets. The $1,080 asset impairment charge recorded to operating expenses included $696 related to capitalized software under development at the time and $384 related to other assets. During fiscal year 2007, the Company continued to consider several alternatives regarding how to reduce future losses of the digital radiography business. In August 2007, the Company notified customers of its subsidiary, ANEXA Corporation ("Anexa"), that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products previously sold to customers for the foreseeable future.

On November 1, 2006, the Company sold certain assets and liabilities of its wholly owned subsidiary, AnaSky Limited, formerly known as SKY Computers, Inc. ("SKY"), including its obligation to service previously sold products, for a price of $405. The $405 includes $225 in cash paid at closing, $150 in cash paid in December 2006, and the assumption of $30 in liabilities. The Company recorded a gain of $205 from the sale in fiscal year 2007.

On November 8, 2006, John W. Wood Jr. resigned as the Company's President. Mr. Wood's retirement as the Company's CEO and as a director was effective December 31, 2006. The Company's Board of Directors (the "Board") appointed Dr. Edmund F. Becker, Jr. as President and Chief Operating Officer effective November 8, 2006, on an interim basis. The Board appointed Bernard M. Gordon as Executive Chairman and John A. Tarello, the Company's former Chairman of the Board, as Vice Chairman of the Board, on an interim basis while a search for a successor to Mr. Wood was conducted. As Executive Chairman, Mr. Gordon served as Chairman of the Board and as the Company's principal executive officer. On May 7, 2007, the Board appointed James W. Green as the Company's President and Chief Executive Officer, effective May 21, 2007. Effective May 21, 2007, Mr. Gordon ceased being the Company's Executive Chairman and principal executive officer, but continued to serve as an advisor to the Company through July 31, 2007. Mr. Gordon will continue to serve as Chairman of the Board. Also effective May 21, 2007, Dr. Becker ceased being the Company's President and was appointed as Executive Vice President, while maintaining his role as Chief Operating Officer.

On May 23, 2007, BIR declared a dividend, of which $1,429 was paid to the Company on May 24, 2007. This investment was accounted for under the cost method and the book value was $200 on May 24, 2007. On May 24, 2007, the Company sold its entire ownership interest in BIR for $3,714, of which $2,807 was paid in cash upon closing and the remaining $907 will be held in escrow for a period of up to two years from the date of closing to secure any indemnification claims. The Company recorded income before taxes on the sale and related dividend income of $4,036 during fiscal year 2007 based on the cash received through July 31, 2007. The escrowed balance, less any amounts used to satisfy indemnification claims, will be recognized as income as the cash is received. On September 4, 2007, the Company received $84 of the $907 held in escrow, which will be recorded as income in the first quarter of the fiscal year ending July 31, 2008 ("fiscal year 2008").

On June 7, 2007, the Company announced that its Board on June 5, 2007, had authorized the repurchase of up to $60,000 of the Company's Common Stock. The repurchase program was funded using the Company's available cash. During the fourth quarter of fiscal year 2007, the Company repurchased 818,030 shares of Common Stock under this repurchase program for $60,000 at an average purchase price of $73.35 per share. The repurchase program was completed on July 26, 2007.

Description of Business

Analogic was incorporated in the Commonwealth of Massachusetts in November 1967. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers ("OEMs"). The Company is recognized worldwide for advancing state-of-the-art technology in the areas of Automated Explosives Detection, Computed Tomography ("CT"), Digital Radiography ("DR"), Ultrasound Magnetic Resonance Imaging ("MRI"), Patient Monitoring, and Advance Signal Processing. Analogic's OEM customers incorporate Analogic's state-of-the-art products into systems used in health and security applications. One of Analogic's subsidiaries sells products under its own name directly to niche end-user markets.

Analogic conceives, designs, manufactures, and sells standard and customized high-precision data acquisition, and signal and image-processing-based medical and security systems and subsystems. For decades, Analogic has been a leader in the application of precision analog-to-digital ("A/D") and digital-to-analog ("D/A") conversion technology. This technology involves the conversion of continuously varying electrical signals in analog form, such as those representing temperature, pressure, voltage, weight, velocity, and ultrasound and X-ray intensity, into and from the digital form required by medical and security imaging and monitoring equipment, and other data processing equipment, as well as in subsystems and systems based on such technology.

In addition to precision measurement, many of Analogic's products perform very high-speed, complex calculations on the data being analyzed. Thus, Analogic's products are an integral part of the communications links between various analog sensors, detectors, or transducers, and the people or systems that interpret or utilize this information.

The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consists of three reporting segments: Medical Imaging Products, which consists primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring; Digital Radiography Products, which consists primarily of X-ray detectors and direct digital radiography systems for diagnostic and interventional applications in mammography, cardiac, orthopedic, and general radiology applications; and B-K Medical ApS ("B-K Medical") for ultrasound systems and probes in the urology, surgery, and radiology markets. Security Technology Products consists of advanced explosives detection and weapon-and-threat detection systems and subsystems. The Company's Corporate and Other segment represents the Company's hotel business, net interest income, and other Company operations, primarily analog-to-digital converters and supporting modules. Due to the

Company's change in management and the information reviewed by the Company's principal executive officer during the second quarter of fiscal year 2007, the Company performed a review of its segment reporting disclosure under Statement of Financial Accounting Standards ("SFAS") No. 131, "*Disclosures about Segments of an Enterprise and Related Information*". Based on that review, the Company determined that it has an additional reporting segment under Medical Technology Products called Digital Radiography Products. (See Note 18 of Notes to Consolidated Financial Statements.) In August 2007, the Company notified customers of Anexa, which is included in the Digital Radiography Products segment, that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products previously sold to customers for the foreseeable future.

Medical Imaging Products

Medical Imaging Products, which accounted for approximately 58% of product and engineering revenue in fiscal year 2007, consists primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring equipment.

A number of Analogic's medical imaging detectors and data acquisition systems are incorporated by manufacturers around the world into advanced X-ray equipment known as CT scanners. These scanners generate images of the internal anatomy for medical diagnostics. Analogic's detection and data acquisition systems allow its customers to remain at the forefront of this rapidly advancing field in terms of increased resolution and more rapid data acquisition. The Company also manufactures other CT subsystems incorporating its proprietary technology. Some of these CT systems are integrated with other technologies, such as radiotherapy systems. The Company also designs and manufactures other advanced subsystems for its OEM customers, such as Radio Frequency ("RF") amplifiers and Gradient Coil ("GC") amplifiers for use in medical MRI scanners, ultrasound tomographic systems for breast imaging, and florescent molecular imagers using optical tomography for the pharmaceutical industry.

Sound Technology, Inc., a wholly owned subsidiary, develops and manufactures ultrasound transducers and probes for a broad range of clinical applications. These products are supplied to a global customer base of ultrasound system OEMs, including B-K Medical, a wholly owned subsidiary.

The Company manufactures a variety of multi-functional, custom patient monitoring instruments for OEM customers and the co-branded LIFEGARD® family of non-invasive patient and ante partum fetal monitors marketed by CAS Medical, of Branford, Connecticut. Instruments include vital signs monitors as well as invasive, minimally invasive, and non-invasive specialty monitors. The Company is recognized as a world leader in the measurement of continuous cardiac output and in non-invasively measuring a growing number of specialty parameters. These monitors are designed to be used in a wide variety of hospital settings, including the emergency room, intensive care units, sub-acute units, and general care and surgical centers, as well as in clinics, physicians' offices, and the home.

The Company manufactures fetal monitoring products for acquisition, conversion, and display of biomedical signals under the FETALGARD® brand. These monitors, designed for use in ante partum applications, have the capability to non-invasively measure, compute, display, and print fetal heart rates, maternal contraction frequency, and relative intensity to determine both maternal and fetal well-being.

Digital Radiography Products

Direct Digital Radiography Products ("DDR") accounted for approximately 6% of product and engineering revenues in fiscal year 2007. DDR systems use a solid-state, flat-panel, detector technology consisting of a scintillator coating over a Thin-Film-Transistor ("TFT") array to convert X-rays into electrical signals, digitize these signals, and create an image. DDR systems are developed and manufactured for direct sale to select markets by Anexa.

Anexa markets and sells complete advanced digital radiography solutions to end users for applications such as orthopedics, emergency medicine, pediatrics, and general radiology in orthopedic practices, small-to-mid-sized hospitals and imaging centers. In August 2007, the Company notified customers of Anexa that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products previously sold to customers for the foreseeable future.

ANRAD CORPORATION ("Anrad"), a wholly owned subsidiary, designs and manufactures for OEM customers state-of-the-art, direct conversion amorphous Selenium-based, digital, flat-panel, X-ray detectors for diagnostic and interventional applications in digital fluoroscopy and mammography.

B-K Medical

B-K Medical, which designs and manufactures ultrasound systems and probes for end-user markets in urology, surgery, and radiology, accounted for approximately 24% of product and engineering revenues in fiscal year 2007. Its scanners generate real-time images of the internal anatomy that are used for medical diagnosis and interventional procedures.

Security Technology Products

Security Technology Products, which provides advanced explosives and weapons detection systems for checked luggage and carry-on luggage at checkpoints, accounted for approximately 12% of product and engineering revenue in fiscal year 2007.

Analogic designs and manufactures the EXplosive Assessment Computed Tomography scanner ("EXACT®"). The EXACT is the world's first dual-energy, helical-cone-beam, 24-slice CT scanner, and certified security detection system capable of generating data for full three-dimensional ("3-D") images of every object contained within a piece of luggage. The EXACT is the core system of L-3's eXaminer 3DX® (the "eXaminer") systems, the first explosive detection system certified by the Federal Aviation Administration. The eXaminer is being sold to the U.S. Federal Government for installation at major U.S. airports to scan checked luggage and by international airport security authorities for installation at airports in the U.S., Europe, Asia, and Central America.

Analogic has also designed a high-speed, low-cost, CT-based checkpoint security imaging system, the COBRA®, to detect explosives, guns, and other threats. This system is designed to automatically detect explosives and weapons in carry-on luggage at checkpoints in airports and at portals for cruise ships and other high security government complexes. In August and September 2007, COBRA was installed for pilot testing at the Hopkins International in Cleveland, Ohio and Baltimore-Washington International Airports. The Company is developing the KING COBRA to scan checked luggage at small to mid-sized airports, and the XLB1100 ultra-high-speed explosives detection system for airports requiring baggage throughput of up to 1,100 bags an hour. The XLB1100 is currently at the U.S. Transportation Security Administration under-going Certification Readiness Testing.

Corporate and Other

Corporate and Other, consisting primarily of the Company's hotel business, net interest income, and other Company operations, primarily analog-to-digital converters and supporting modules, accounted for no product and engineering revenue in fiscal year 2007.

The Company owns a hotel, managed for the Company under a contract with Marriott Hotel Services, Inc., which is located on approximately 7.5 acres of land adjacent to the Company's principal executive offices and manufacturing facility in Peabody, Massachusetts. The facility is strategically situated in an industrial park and is in close proximity to the historic and tourist area of Boston's North Shore, approximately 18 miles from Boston. It has 256 guest rooms, a ballroom, several function rooms, and appropriate recreational facilities.

SKY designed and manufactured high-performance embedded multicomputing platforms used in advanced medical, military, and industrial imaging applications. On November 1, 2006, the Company sold certain assets and liabilities of SKY, including its obligation to service previously sold products, for a price of $405. The $405 included $225 in cash paid at closing, $150 in cash paid in December 2006, and the assumption of $30 in liabilities. The Company recorded a gain of $205 from the sale in fiscal year 2007.

Marketing and Distribution

The Company sells its products domestically and abroad directly through its employees and subsidiaries in Europe, Canada, and United States, and on occasion through a network of independent sales representatives and distributors located in principal cities around the world. The majority of distributors order from the Company as they receive orders from their customers and do not stock inventory for resale. Generally, sales made to distributors are based on fixed discounts applied to established list prices under normal payment terms. Returns are allowed for defective products under authorized warranty repair. Some of Analogic's distributors also represent manufacturers of competing products.

Sources of Raw Materials and Components

In general, Analogic's products are composed of Company-designed electronic and mechanical elements, including proprietary integrated circuits, printed circuit boards, detectors, power supplies, and displays manufactured by Analogic and others in accordance with Analogic's specifications. Most items procured from third-party suppliers are believed to be available from more than one source. However, it might become necessary, if a given component ceases to be available, for Analogic to modify a product design to adapt to a substitute component, or to purchase new tooling to enable a new supplier to manufacture the component, either of which could result in additional expense and/or delay in product sales. Also, from time to time the availability of certain electronic components has been disrupted. Accordingly, Analogic carries a substantial inventory of raw materials and components in an effort to ensure its ability to make timely delivery to its customers.

Patents and Licenses

The Company holds approximately 190 patents of varying duration issued in the United States, which cover technology developed by it. In many instances, the Company holds corresponding foreign patents. The Company regularly files U.S. patent applications and, where appropriate, foreign patent applications. The Company also files continuations to cover both new and improved methods, apparatus, processes, designs, and products. At present, approximately 52 U.S. and foreign patent applications are in process.

The Company also relies on a combination of trade secret, copyright, and trademark laws, as well as contractual agreements to safeguard its proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, the Company routinely enters into confidentiality and assignment-of- invention agreements with each of its employees, and confidentiality agreements with its key customers and vendors.

Management believes that any legal protection afforded by patent and copyright laws is of secondary importance as a factor in the Company's ability to compete. Future prospects are more a function of the continuing level of excellence and creativity of the Company's engineers in developing products that satisfy customer needs, and the marketing skills and managerial competence of the Company's personnel in selling those products. Moreover, the Company believes that market positioning and rapid market entry are equally important to the success of its products. Management is of the opinion that the loss of patent protection would not have a material effect on the Company's competitive position.

Seasonal Aspect of Business

There is no material seasonal element to the Company's business, although plant closings in the summer, particularly in Europe, tend to decrease the procurement activities of certain customers during the first quarter of the Company's fiscal year.

Working Capital Matters

The Company does not carry a substantial inventory of finished goods but does carry a substantial inventory of raw material components and work-in-process to enable it to meet its customers' delivery requirements. (See Note 8 of Notes to Consolidated Financial Statements.)

Material Customers

The Company had three customers, as set forth in the table below, who accounted for 10% or more of the net product and engineering revenue during fiscal year 2007, fiscal year 2006, and the fiscal year ended July 31, 2005 ("fiscal year 2005").

	Year Ended July 31,		
	2007	2006	2005
Customer 1	18%	19%	15%
Customer 2	11%	17%	16%
Customer 3	(*)	(*)	10%

Note (*): Total product and engineering revenues were less than 10% in this fiscal year.

The Company's ten largest customers as a group accounted for 68%, 70%, and 66% of the Company's net product and engineering revenue for fiscal years 2007, 2006, and 2005, respectively. Loss of any one of these customers would have a material adverse effect on the Company's business.

Backlog

The backlog at July 31, 2007 was $101,574 as compared with $74,691 at July 31, 2006. The increase of $26,883 in the backlog is principally due to increases in Medical Imaging, Security Technology, and Digital Radiography products of $12,119, $10,231, and $5,306, respectively. The increase in Medical Imaging products is due primarily to the release of new data management and data acquisition systems for OEM customers during fiscal year 2007. The increase in Security Technology products is due primarily to an increase in orders for the EXACT systems. The increase in Digital Radiography products is due primarily to a supply agreement with an OEM customer for mammography detectors, shipments of which are expected to begin in the first quarter of fiscal year 2008. Many of the orders in the Company's backlog permit cancellation by the customer under certain circumstances. To date, the Company has not experienced material cancellations of orders. The Company reasonably expects to ship substantially all of its backlog at July 31, 2007 during fiscal year 2008.

Government Contracts

The Company does a significant amount of business with agencies of the federal government, either directly or as a subcontractor. The Company's contracts with government agencies, and the government contracts of other parties under which the Company is serving as a subcontractor, are subject to termination at the election of the government agency. While none of the Company's government contracts or subcontracts provide for renegotiation of profits at the election of the government, it is possible that the government agency would request, and that the Company would under certain circumstances agree to, the renegotiation of the payments provided for under such contracts. However, the Company has not in the past renegotiated any significant payment terms under its government contracts or subcontracts.

Competition

Analogic is subject to competition based upon product design, performance, pricing, quality, and service. Analogic believes that its innovative engineering and product reliability have been important factors in its growth. While the Company tries to maintain competitive pricing on those products that are directly comparable to products manufactured by others, in many instances, Analogic's products conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

Analogic's medical X-ray imaging systems are specialized for the needs of the Company's customers. The Company considers its selection by its OEM customers for the design and manufacture of these products and its other medical products to be due more to the "make-or-buy" decision of its individual OEM customers rather than a function of other competitors in the field. Many OEM customers and potential OEM customers of the Company have the capacity to design and manufacture these products for themselves. In the Company's area of expertise, the continued signing of new contracts indicates strength in the Company's relationship with its major customers, although some of these customers commit to shorter-term contracts.

Analogic's competitors include divisions of some larger, more diversified organizations, as well as several specialized companies. Some of them have greater resources and larger staffs than Analogic. The Company believes that it is a leading OEM supplier of CT subsystems and systems for the medical and security industries, respectively.

Research and Product Development

Research and product development ("R&D") is a significant factor in Analogic's business. The Company maintains a constant and comprehensive R&D program directed toward the creation of new products and the improvement and refinement of its present products and the expansion of their applications.

Company funds expended for R&D amounted to $46,955 in fiscal year 2007, $51,790 in fiscal year 2006, and $50,470 in fiscal year 2005. Analogic intends to continue its emphasis on new product development. As of July 31, 2007, Analogic employed approximately 420 employees engaged in research and product development activities, including electrical engineers, software engineers, physicists, mathematicians, and technicians. These individuals, in conjunction with the Company's sales and marketing staff, also devote a portion of their time to assisting customers in utilizing the Company's products, developing new uses for these products, and anticipating customer requirements for new products.

The Company capitalized $1,295 and $1,109 in fiscal year 2007 and fiscal year 2006, respectively, of computer software testing and coding costs incurred after technological feasibility was established. These costs are amortized using a straight-line method over the estimated economic life of the related products, generally three years, and are included in product cost of sales.

Environment

The Company's manufacturing facilities are subject to numerous environmental laws and regulations, particularly with respect to industrial waste and emissions. Compliance with these laws and regulations has not had a material impact on the Company's capital expenditures, earnings, or competitive position.

Employees

As of July 31, 2007, the Company employed approximately 1,500 employees.

Financial Information about Foreign and Domestic Operations and Export Revenue

Domestic and foreign revenues were $273,746 and $67,036, respectively, for fiscal year 2007 as compared to $281,575 and $69,870, respectively, in fiscal year 2006, and $271,190 and $55,289, respectively, in fiscal year 2005.

Export revenue from sales of products and engineering services from the United States primarily to companies in Europe and Asia, amounted to $93,639 (28%) of product and engineering revenue in fiscal year

2007 as compared to $101,945 (30%) in fiscal year 2006, and $104,855 (33%) in fiscal year 2005. The Company's export revenue on a gross margin percentage basis is at least as profitable as its domestic revenue. The Company's export revenue is denominated in U.S. dollars.

Management does not believe the Company's foreign and export revenue is subject to significantly greater risks than its domestic revenue.

Available Information

The Company's website address is *www.analogic.com*. The information on the Company's website is not incorporated by reference into this document and should not be considered to be a part of this document. The Company's website address is included in this document as an inactive textual reference only.

The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to the reports as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission ("SEC").

Item 1A. ***Risk Factors***

This Annual Report on Form 10-K contains statements, which, to the extent that they are not recitation of historical facts, constitute "forward-looking statements" pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements, including, without limitation, statements about product development, market and industry trends, strategic initiatives, regulatory approvals, sales, profits, expenses, price trends, research and development expenses and trends, and capital expenditures, involve risk and uncertainties, and actual events and results may differ significantly from those indicated in any forward-looking statement as a result of a number of important factors, including those discussed below and elsewhere herein.

You should carefully consider the risks described below before making an investment decision with respect to Analogic Common Stock. Additional risks not presently known to the Company, or that the Company currently deems immaterial, may also impair the Company's business. Any of these could have a material and negative effect on the Company's business, financial condition, or results of operations.

Because a significant portion of the Company's revenue currently comes from a small number of customers, any decrease in revenue from these customers could harm the Company's operating results.

The Company depends on a small number of customers for a large portion of its business, and changes in its customers' orders may have a significant impact on the Company's operating results. If a major customer significantly reduces the amount of business it does with the Company, there would be an adverse impact on its operating results.

The Company had three customers, as set forth in the table below, who accounted for 10% or more of the net product and engineering revenue during fiscal years 2007, 2006, and 2005.

	Year Ended July 31,		
	2007	2006	2005
Customer 1	18%	19%	15%
Customer 2	11%	17%	16%
Customer 3	(*)	(*)	10%

Note (*): Total product and engineering revenues were less than 10% in this fiscal year.

The Company's ten largest customers as a group accounted for 68%, 70%, and 66% of the Company's net product and engineering revenue for fiscal years 2007, 2006, and 2005, respectively.

Although the Company is seeking to broaden its customer base, it will continue to depend on sales to a relatively small number of major customers. Because it often takes significant time to replace lost business, it is likely that the Company's operating results would be adversely affected if one or more of the Company's major customers were to cancel, delay, or reduce significant orders in the future. The Company's customer agreements typically permit the customer to discontinue future purchases after timely notice.

In addition, the Company generates significant accounts receivable in connection with the products the Company sells and the services it provides to its major customers. Although the Company's major customers are large corporations, if one or more of its customers were to become insolvent or otherwise be unable to pay for the Company's products and services, the Company's operating results and financial condition could be adversely affected.

Competition from existing or new companies in the medical and security imaging technology industry could cause the Company to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

The Company operates in a highly competitive industry. The Company is subject to competition based on product design, performance, pricing, quality, and service offerings, and management believes the Company's innovative engineering and product reliability have been important factors in its growth. While the Company tries to maintain competitive pricing on those products which are directly comparable to products manufactured by others, in many instances the Company's products will conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

The Company's competitors include divisions of larger, more diversified organizations as well as specialized companies. Some of them have greater resources and larger staffs than the Company has. Many of the Company's existing and potential OEM customers have the ability to design and manufacture internally the products that the Company manufactures for them. The Company faces competition from the research and product development groups and manufacturing operations of its existing and potential customers, who continually compare the benefits of internal research, product development, and manufacturing with the costs and benefits of outsourcing.

The Company depends on its suppliers, some of which are the sole source for certain components, and its production would be substantially curtailed if these suppliers were not able to meet the Company's demands and alternative sources were not available.

The Company orders raw materials and components to complete its customers' orders, and some of these raw materials and components are ordered from sole-source suppliers. Although the Company works with its customers and suppliers to minimize the impact of shortages in raw materials and components, the Company sometimes experiences short-term adverse effects due to price fluctuations and delayed shipments. In the past, there have been industry-wide shortages of electronics components. If a significant shortage of raw materials or components were to occur, the Company might have to delay shipments or pay premium pricing, which could adversely affect its operating results. In some cases, supply shortages of particular components will substantially curtail the Company's production of products using these components. The Company is not always able to pass on price increases to its customers. Accordingly, some raw material and component price increases could adversely affect its operating results. The Company also depends on a small number of suppliers to provide many of the other raw materials and components that it uses in its business. Some of these suppliers are affiliated with customers or competitors, and others are small companies. If the Company were unable to continue to purchase these raw materials and components from its suppliers, its operating results could be adversely affected. Because many of the Company's costs are fixed, its margins depend on the volume of output at its facilities, and a reduction in volume could adversely affect its margins.

If the Company were to be left with excess inventory, its operating results would be adversely affected.

Because of long lead times and specialized product designs, the Company typically purchases components and manufactures products in anticipation of customer orders based on customer forecasts. For a variety of reasons, such as decreased end-user demand for the Company's products, its customers might not purchase all of the products that it has manufactured or for which it has purchased components. In either event, the Company would attempt to recoup material and manufacturing costs by means such as returning components to its vendors, disposing of excess inventory through other channels, or requiring its OEM customers to purchase or otherwise compensate it for such excess inventory. Some of the Company's significant customer agreements do not give it the ability to require its OEM customers to do this. To the extent that the Company was unsuccessful in recouping its material and manufacturing costs, its net sales and operating results would be adversely affected. Moreover, carrying excess inventory would reduce the working capital the Company has available to continue to operate and grow its business.

Uncertainties and adverse trends affecting the Company's industry or any of its major customers may adversely affect its operating results.

The Company's business operates primarily within two major markets within the electronics industry, Medical Technology Products and Security Technology Products, which are subject to rapid technological change and pricing and margin pressure. These markets have historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices, and production over-capacity. In addition, changes in government policy relating to reimbursement for the purchase and use of medical and security-related capital equipment could also affect the Company's sales. The Company's customers' markets are also subject to economic cycles and are likely to experience recessionary periods in the future. The economic conditions affecting the Company's industry in general, or any of its major customers in particular, might adversely affect its operating results. The Company's other businesses are subject to the same or greater technological and cyclical pressures.

The Company's customers' delay or inability to obtain any necessary United States or foreign regulatory clearances or approvals for their products could have a material adverse effect on the Company's business.

The Company's products are used by a number of its customers in the production of medical devices that are subject to a high level of regulatory oversight. A delay in obtaining or inability to obtain any necessary United States or foreign regulatory clearances or approvals for products could have a material adverse effect on the Company's business. The process of obtaining clearances and approvals can be costly and time-consuming. There is a further risk that any approvals or clearances, once obtained, might be withdrawn or modified. Medical devices cannot be marketed in the United States without clearance from the United States Food and Drug Administration ("FDA"). Medical devices sold in the United States must also be manufactured in compliance with FDA rules and regulations, which regulate the design, manufacturing, packing, storage, and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research and labeling. States may also regulate the manufacturing, sale, and use of medical devices. Medical devices are also subject to approval and regulation by foreign regulatory and safety agencies.

The Company's business strategy involves the pursuit of acquisitions or business combinations, which, if consummated, could be difficult to integrate, disrupt the Company's business, dilute stockholder value, or divert management attention.

As part of the Company's business strategy, the Company might consummate acquisitions or business combinations. Acquisitions are typically accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business and distraction of management, expenses related to the acquisition, and potential unknown liabilities associated with acquired businesses. If the Company does not successfully complete acquisitions that it pursues in the future, it could incur substantial expenses and devote significant management time and resources without generating any benefit to the Company. In addition, substantial portions of the Company's available cash might be utilized as consideration for these acquisitions.

The Company's annual and quarterly operating results are subject to fluctuations, which could affect the market price of its Common Stock.

The Company's annual and quarterly results may vary significantly depending on various factors, many of which are beyond the Company's control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of the Company's Common Stock would likely decline. These factors include:

- variations in the timing and volume of customer orders relative to the Company's manufacturing capacity;
- introduction and market acceptance of the Company's customers' new products;
- changes in demand for the Company's customers' existing products;
- the timing of the Company's expenditures in anticipation of future orders;
- effectiveness in managing the Company's manufacturing processes;
- changes in competitive and economic conditions generally or in the Company's customers' markets;
- changes in the cost or availability of components or skilled labor;
- foreign currency exposure; and
- investor and analyst perceptions of events affecting the Company, its competitors, and/or its industry.

A delay in anticipated sales could result in the deferral of the associated revenue beyond the end of a particular quarter, which would have a significant effect on the Company's operating results for that quarter. In addition, most of the Company's operating expenses do not vary directly with net sales and are difficult to adjust in the short term. As a result, if net sales for a particular quarter were below the Company's expectations, it could not proportionately reduce operating expenses for that quarter. Hence, the revenue shortfall would have a disproportionate adverse effect on its operating results for that quarter.

Loss of any of the Company's key personnel could hurt its business because of their industry experience and their technological expertise.

The Company operates in a highly competitive industry and depends on the services of its key senior executives and its technological experts. The loss of the services of one or several of its key employees or an inability to attract, train, and retain qualified and skilled employees, specifically engineering and operations personnel, could result in the loss of customers or otherwise inhibit the Company's ability to operate and grow its business successfully.

If the Company is unable to maintain its expertise in research, product development, and manufacturing processes, it will not be able to compete successfully.

The Company believes that its future success depends upon its ability to provide research, product development, and manufacturing services that meet the changing needs of its customers. This requires that the Company successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, the Company continually evaluates the advantages and feasibility of new product designs and manufacturing processes. The Company cannot, however, be certain that its development efforts will be successful.

The September 11, 2001 terrorist attacks and the creation of the U.S. Department of Homeland Security have increased financial expectations that may not materialize.

The September 11, 2001 terrorist attacks and the subsequent creation of the U.S. Department of Homeland Security have created increased interest in the Company's security and inspection systems. However, the level of demand for the Company's products is not predictable and may vary over time. The Company does not know what solutions will continue to be adopted by the U.S. Department of Homeland Security as a result of terrorism and whether its products will continue to be a part of the solution. Additionally, should the Company's products be considered as a part of the future security solution, it is unclear what the level of purchases may be and how quickly funding to purchase the Company's products may be made available. These factors may adversely impact the Company and create unpredictability in revenues and operating results.

The Company is exposed to risks associated with international operations and markets.

The Company markets and sell products in international markets, and has established offices and subsidiaries in Denmark, Germany, Italy, and Canada. Revenues from international operations accounted for 20%, 20%, and 17% of total revenues for fiscal years 2007, 2006, and 2005, respectively. From its U.S. operations, the Company also ships directly to customers in Europe and Asia, for which shipments accounted for 28%, 30%, and 33% of total revenues for fiscal years 2007, 2006, and 2005, respectively. There are inherent risks in transacting business internationally, including:

- changes in applicable laws and regulatory requirements;
- export and import restrictions;
- export controls relating to technology;
- tariffs and other trade barriers;
- intellectual property laws that offer less protection for the Company's proprietary rights;
- difficulties in staffing and managing foreign operations;
- longer payment cycles;
- problems in collecting accounts receivable;
- political instability;
- fluctuations in currency exchange rates;
- expatriation controls; and
- potential adverse tax consequences.

There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's future international activities and, consequently, on its business and results of operations.

If the Company becomes subject to intellectual property infringement claims, it could incur significant expenses and could be prevented from selling specific products.

The Company may become subject to claims that it infringes the intellectual property rights of others in the future. The Company cannot ensure that, if made, these claims will not be successful. Any claim of infringement could cause the Company to incur substantial costs defending against the claim even if the claim is invalid, and could distract management from other business. Any judgment against the Company could require substantial payment in damages and could also include an injunction or other court order that could prevent the Company from offering certain products.

If operators of the Company's security and inspection systems fail to detect weapons, explosives or other devises that are used to commit a terrorist act, the Company could be exposed to product liability and related claims for which it may not have adequate insurance coverage.

The Company's business exposes it to potential product liability risks that are inherent in the development, manufacturing, sale and service of security inspection systems. The Company's customers use its security and inspection systems to help them detect items that could be used in performing terrorist acts or other crimes. The training, reliability and competence of the customer's operator are crucial to the detection of suspicious items. In addition, the Company's security and inspection systems are not designed to work under all circumstances. The Company tests the reliability of its security and inspection systems during both their development and manufacturing phases. The Company also performs such tests if it is requested to perform installation, warranty or post-warranty servicing. However, the Company's security inspection systems are advanced mechanical and electronic devices and therefore can malfunction.

As a result of the September 11, 2001, and 1993 World Trade Center bombing attacks, and the potential for future attacks, product liability insurance coverage for such threats is extremely difficult to obtain. It is very likely that, should the Company be found liable following a major act of terrorism, the insurance coverage it currently has in place would not fully cover the claims for damages.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Analogic owns the land and building for its principal executive offices and major manufacturing facility located in Peabody, Massachusetts. This facility consists of approximately 514,000 square feet of manufacturing, engineering, and office space. The Company owns approximately 65 acres of land at this location, which can accommodate future expansion as required. The Company uses approximately 7 1/2 acres of this land for the Peabody Marriott Hotel, which is owned by a wholly owned subsidiary of the Company and managed by the Marriott Corporation.

The Company and its subsidiaries own and lease various other office, manufacturing, engineering, and sales facilities in both the United States and abroad. The Company believes that its existing facilities are generally adequate to meet its current needs, and that suitable additional or substitute space will be available on commercially reasonable terms when needed.

See Notes to Consolidated Financial Statements for further information concerning certain leases.

Item 3. ***Legal Proceedings***

Not applicable.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

Executive Officers of the Registrant

The current executive officers of the Company are:

Name	Age	Position	Date Since Office Has Been Held
James W. Green	49	President and Chief Executive Officer	2007
Edmund F. Becker, Jr.	71	Executive Vice President and Chief Operating Officer	2005
John J. Millerick	59	Senior Vice President, Chief Financial Officer, and Treasurer	2000
Alex A. Van Adzin	55	Vice President, General Counsel, and Secretary	2003
Donald B. Melson	55	Vice President - Corporate Controller	2006

Executive officers of the Company are elected annually by the Board and hold office until their successors are chosen and qualified, subject to earlier removal by the Board.

There are no arrangements or understandings between any executive officer of the Company and any other person(s) pursuant to which such executive officer was selected as an officer of the Company.

James W. Green joined the Company as President and Chief Executive Officer in May 2007. Mr. Green was previously Regional Vice President, California Division, of Quest Diagnostics Incorporated, a leading provider of diagnostic testing, information, and services, from April 2005 to May 2007. Before joining Quest Diagnostics Incorporated, Mr. Green was Senior Vice President & General Manager of Computed Tomography for Philips Medical Systems, a global leader in the business of developing, manufacturing, and marketing computed tomography equipment used in medical imaging applications, from October 2001 to April 2005.

Edmund F. Becker, Jr. was appointed Executive Vice President and Chief Operating Officer in November 2005. Dr. Becker was appointed President and Chief Operating Officer in November 2006. Dr. Becker was appointed Analogic's Executive Vice President and Chief Operating Officer in May 2007. Dr. Becker has been an employee of Analogic since 1977. Serving many years as Vice President and General Manager of the Medical Imaging Components Division, Dr. Becker headed Analogic's medical imaging subsystems business as Analogic developed into the world's leading supplier of subsystems to original equipment manufacturers in the emerging field of diagnostic medical imaging.

John J. Millerick joined the Company as Senior Vice President, Chief Financial Officer, and Treasurer in January 2000. Mr. Millerick was previously Senior Vice President and Chief Financial Officer of CalComp Technology, Inc., a manufacturer of computer technology and peripherals, from 1996 to 1999. Before joining CalComp Technology, Inc., Mr. Millerick was Vice President-Finance of the Personal Computer Unit of Digital Equipment Corporation, a computer manufacturer, from 1994 to 1995. Before joining Digital Equipment Corporation, Mr. Millerick served in several management positions at Wang Laboratories, leaving as Vice President-Corporate Controller and Acting Chief Financial Officer.

Alex A. Van Adzin joined the Company as Vice President, General Counsel, and Clerk in October 2003. Mr. Van Adzin was appointed Vice President, General Counsel, and Secretary in April 2005. Mr. Van Adzin was engaged in private legal practice from 2002 to October 2003. Mr. Van Adzin was Senior Vice President, General Counsel, and Secretary at ManagedComp, Inc., a managed care workers' compensation company, from 2001 to 2002. Prior to that, Mr. Van Adzin was Corporate Counsel at the Liberty Mutual Group, a diversified financial services company, from 1996 to 2001. Before joining Liberty Mutual Group, Mr. Van Adzin was Vice President and Corporate Counsel at Abex Inc., a diversified aerospace and automotive products company, from 1990 to 1995.

Donald B. Melson joined the Company as Vice President—Corporate Controller in March 2006. Mr. Melson was previously Vice President and Corporate Controller of Millipore Corporation, a publicly held global manufacturer of products and services for biopharmaceutical manufacturing and life science laboratories, from 2000 to 2006. Prior to this position, Mr. Melson held a number of financial management positions in Millipore Corporation and W. R. Grace & Co.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The Company's Common Stock trades on the NASDAQ Global Select Market under the symbol: ALOG. The following table sets forth the high and low sales prices per share of the Common Stock, as reported by the NASDAQ Global Select Market, for each quarterly period indicated in the table below:

Fiscal Year	High	Low
2006		
First Quarter	$ 53.00	$ 46.00
Second Quarter	56.76	44.95
Third Quarter	67.48	52.75
Fourth Quarter	65.10	43.78
2007		
First Quarter	$ 59.35	$ 44.27
Second Quarter	59.42	48.00
Third Quarter	63.97	52.80
Fourth Quarter	75.92	61.15

As of August 31, 2007, there were approximately 866 holders of record of Common Stock.

Because many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

Dividends of $0.10 per share were declared for each of the quarters of fiscal year 2007. A dividend of $0.08 per share was declared for the first quarter of fiscal year 2006, and dividends of $0.10 per share were declared for each of the subsequent three quarters of fiscal year 2006. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its business.

The following table provides information about repurchases by the Company of Common Stock during the fourth quarter of fiscal year 2007.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
5/1/07-5/31/07	—	$ —	—	—
6/1/07-6/30/07	362,678(2)	$71.77	359,515	458,515
7/1/07-7/31/07	458,515	$74.56	458,515	—
Total	821,193	$73.33	818,030	—

(1) Except as noted in note (2), all shares were purchased in open-market transactions pursuant to a repurchase program authorized by the Board that was announced on June 7, 2007 to repurchase up to $60.0 million of the Company's Common Stock. The repurchase program was funded using the Company's available cash. During the fourth quarter of fiscal year 2007, the Company repurchased 818,030 shares of Common Stock under this repurchase program for $60.0 million at an average purchase price of $73.35 per share. The repurchase program was completed on July 26, 2007.

(2) Includes an aggregate of 3,163 shares surrendered by employees in order to meet tax withholding obligations in connection with the vesting of restricted stock awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the shares of Common Stock authorized for issuance under the Company's equity compensation plans as of July 31, 2007:

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	338,588	$ 47.55	1,097,189(1)
Equity compensation plans not approved by security holders	—	—	—
Total	338,588	$ 47.55	1,097,189(1)

(1) Includes 478,102 shares issuable under the Company's Employee Stock Purchase Plan in connection with current and future offering periods under that plan.

Comparison of Five-Year Cumulative Total Returns

The graph below compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total return on the Center for Research in Security Prices of the University of Chicago ("CRSP") Total Return Index for the NASDAQ Stock Market (U.S. Companies) and the CRSP Total Return Index for all NASDAQ stocks with SIC Codes related to the Company's business. The graph assumes $100 invested on July 31, 2002, in the Company's Common Stock and $100 invested at that time in each of the NASDAQ indexes. The comparison assumes that all dividends are reinvested.

Comparison of Five – Year Cumulative Total Returns
Performance Graph for
ANALOGIC CORPORATION
Produced on 9/17/2007 including data to 7/31/2007



$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
212.9
192.6
169.1
07/31/2002
07/31/2003
07/30/2004
07/29/2005
07/31/2006
07/31/2007

Legend

Symbol	CRSP Total Returns Index for:	07/2002	07/2003	07/2004	07/2005	07/2006	07/2007
■	ANALOGIC CORPORATION	100.0	119.8	103.6	129.0	115.7	169.1
★	Nasdaq Stock Market (US Companies)	100.0	130.6	142.3	165.6	159.2	192.6
▲	NASDAQ Stocks (SIC 3800 – 3899 US Companies) Measuring instruments; photo, med & optical goods; timepieces	100.0	130.2	147.6	174.7	166.7	212.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 07/31/2002.

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data are derived from the Company's Consolidated Financial Statements and notes thereto and should be read in connection with, and are qualified in their entirety, by the Company's Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K.

	(In Thousands, except per share data)				
	Year Ended July 31,				
	2007	2006	2005	2004	2003
Total net revenue	$340,782	$351,445	$326,479	$304,205	$431,654
Total cost of sales (A)	223,567	230,310	203,089	184,948	254,497
Gross margin	117,215	121,135	123,390	119,257	177,157
Income (loss) from operations (A)	2,325	(5,249)	1,203	7,463	73,641
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle (B)	15,380	4,600	34,659	10,155	52,002
Income (loss) from discontinued operations	—	139	(5,797)	(1,801)	(2,471)
Gain on disposal of discontinued operations (C)	—	20,207	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	120	—	—	—
Net income	$ 15,380	$ 25,066	$ 28,862	$ 8,354	$ 49,531
Basic earnings (loss) per share:					
Income from continuing operations	$ 1.11	$ 0.34	$ 2.55	$ 0.75	$ 3.92
Income (loss) from discontinued operations, net of tax	—	0.01	(0.42)	(0.13)	(0.18)
Gain on disposal of discontinued operations, net of tax	—	1.47	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	0.01	—	—	—
Net income	$ 1.11	$ 1.83	$ 2.13	$ 0.62	$ 3.74
Diluted earnings (loss) per share:					
Income from continuing operations	$ 1.10	$ 0.33	$ 2.54	$ 0.75	$ 3.88
Income (loss) from discontinued operations, net of tax	—	0.01	(0.42)	(0.13)	(0.18)
Gain on disposal of discontinued operations, net of tax	—	1.46	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	0.01	—	—	—
Net income	$ 1.10	$ 1.81	$ 2.12	$ 0.62	$ 3.70
Cash dividends declared per common share	$ 0.40	$ 0.38	$ 0.32	$ 0.32	$ 0.32
Weighted average shares outstanding:					
Basic	13,814	13,704	13,566	13,463	13,251
Diluted	13,946	13,853	13,619	13,519	13,394
Cash, cash equivalents, and marketable securities	$228,545	$258,237	$220,454	$176,637	$177,961
Working capital	300,114	334,955	300,027	263,493	262,524
Total assets	459,141	488,645	496,705	452,822	457,417
Long-term liabilities	456	840	914	998	8,687
Stockholders' equity	393,357	431,925	399,157	367,167	356,090

(A) In fiscal year 2007, the Company recorded $9,705 of pre-tax charges related primarily to the future use and realizability of certain inventory, software license, and capitalized software. Of the total charges, $8,625 was recorded in cost of sales and $1,080 was recorded in operating expenses. In fiscal year 2006, the Company recorded $14,876 of pre-tax charges related primarily to the future use and realizability of certain inventory and capitalized software. Of the total charges, $7,361 was recorded in cost of sales and $7,515 was recorded in operating expenses. In fiscal year 2005, the Company recorded $3,000 in operating expenses related primarily to asset impairment losses on certain investments.

(B) The Company recorded a gain on the sale of other investments on a pre-tax basis of $4,036 in fiscal year 2007, related to the Company's sale of its equity interest in BIR. The Company recorded a gain on the sale of marketable securities on a pre-tax tax basis of $43,829 in fiscal year 2005, related to the Company's sale of its equity interest in Cedara Software Corporation ("Cedara").

(C) The Company recorded a gain on the sale of Camtronics as a discontinued operation in fiscal year 2006. There were no discontinued operations in any of the other periods presented.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion provides an analysis of the Company's financial condition and results of operations and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The discussion below contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 ("Exchange Act"). All statements, other than statements of historical fact, the Company makes in this document or in any document incorporated by reference are forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ from the projected results. See "Risk Factors" in Item 1A.

The Company reports its financial condition and results of operations on a fiscal year basis ending July 31. All dollar amounts in this Item 7 are in thousands except per share data.

Summary

The Company is engaged primarily in the design, manufacture, and sale of high-technology, high-performance, high-precision data acquisition conversion (analog/digital) and signal processing instruments and systems to customers that manufacture products primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products.

The following is a summary of the areas that management believes are important in understanding the results of the periods indicated. This summary is not a substitute for the detail provided in the following pages or for the Audited Consolidated Financial Statements and notes that appear elsewhere in this document.

	Fiscal Year		Percentage Decline
	2007	2006	
Net sales	$340,782	$351,445	-3%
Gross margin %	34.4%	34.5%	
Operating expenses	$114,890	$126,384	-9%
Net income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$ 15,380	$ 4,600	
Diluted EPS from continuing operations	$ 1.10	$ 0.33	

Net revenue for fiscal year 2007 was $10,663, or 3%, lower than fiscal year 2006, due primarily to a decrease in product revenues of $10,565, or 3%. The decrease in product revenues is due primarily to lower shipments of EXACT systems, which resulted in product revenue for Security Technology products of $34,582 in fiscal year 2007 as compared to $58,087 in fiscal year 2006, a decline of $23,505. In addition, product revenue from Digital Radiography products declined by $7,407, or 31%, for fiscal year 2007 as compared to fiscal year 2006. These decreases were partially offset by increased sales of Medical Imaging and B-K Medical products of $11,924 and $6,718, respectively, during fiscal year 2007 as compared to fiscal year 2006.

Gross margin percentage for fiscal year 2007 of 34.4% remained relatively consistent with the gross margin percentage of 34.5% for fiscal year 2006. In fiscal year 2007, the Company recorded asset impairment charges of $8,625 in cost of sales related to the write-down of its digital radiography business. In fiscal year 2006, the Company recorded asset impairment charges of $7,361 related to the write-downs of a program in its CT Medical business and the restructuring of AnaSky Limited, formerly known as SKY Computers, Inc. ("SKY"), a wholly owned subsidiary. Engineering gross margin increased $3,550 to $1,446 in 2007 from a loss of $2,104 in the prior year. In fiscal year 2006, the losses were due primarily to costs in excess of contract revenues for several U.S. Government projects in the Security Technology business.

Total operating expenses decreased by $11,494 for fiscal year 2007 as compared to fiscal year 2006. Lower engineering and development material spending, share-based compensation expense, restructuring and asset impairment charges, and cost saving initiatives contributed to the decrease.

Diluted earnings per share from continuing operations increased $0.77 to $1.10 for fiscal year 2007 as compared to $0.33 for fiscal year 2006. Lower restructuring and asset impairment charges in 2007 as compared with 2006 as well as the 2007 gains on the sale of the Company's investments in SKY and Bio-Imaging Research, Inc. ("BIR") and an increase in interest income contributed to the improvement.

As a result of continuing losses in its digital radiography business and the related business outlook, the Company evaluated the net realizability of all of the assets related to this business at October 31, 2006. As a result, the Company recorded an asset impairment charge of $9,705 associated with the write-down of the Company's digital radiography system business assets to their estimated fair values as a group based upon the present value of estimated future cash flows of the business. Of the $9,705 in asset impairment charges, $8,625 was recorded to cost of sales and $1,080 was recorded to operating expenses. The $8,625 asset impairment charge recorded to cost of sales included $4,144 related to inventory, $4,191 related to a software license, and $290 related to other assets. The $1,080 asset impairment charge recorded as operating expenses included $696 related to capitalized software under development at the time and $384 related to other assets. During fiscal year 2007, the Company continued to consider several alternatives regarding how to reduce future losses of the digital radiography business. In August 2007, the Company notified customers of its subsidiary, ANEXA Corporation ("Anexa"), that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products currently with customers for the foreseeable future.

On November 1, 2006, the Company sold certain assets and liabilities of SKY, including its obligation to service previously sold products, for a price of $405. The $405 includes $225 in cash paid at closing, $150 in cash paid in December 2006, and the assumption of $30 in liabilities. The Company recorded a gain of $205 from the sale in fiscal year 2007.

On May 23, 2007, BIR, of which the Company had approximately a 17% ownership interest, declared a dividend, of which $1,429 was paid to the Company on May 24, 2007. This investment was being accounted for under the cost method, and as of April 30, 2007, the book value was $200. On May 24, 2007, the Company sold its entire ownership interest in BIR for $3,714, of which $2,807 was paid in cash upon closing and the remaining $907 will be held in escrow for a period of up to two years from the date of closing to secure any indemnification claims. The Company recorded income before taxes on the sale and related dividend income of $4,036 during fiscal year 2007 based on the cash received. The escrowed balance, less any amounts used to satisfy indemnification claims, will be recognized as income as the cash is received. On September 4, 2007, the Company received $84 of the $907 held in escrow, which will be recorded as income in the first quarter of fiscal year 2008.

On June 7, 2007, the Company announced that its Board of Directors (the "Board") on June 5, 2007 had authorized the repurchase of up to $60,000 of the Company's Common Stock. The repurchase program was funded using the Company's available cash. During the fourth quarter of fiscal year 2007, the Company repurchased 818,030 shares of Common Stock under this repurchase program for $60,000 at an average purchase price of $73.35 per share. The repurchase program was completed on July 26, 2007. The Company's cash, cash equivalent and marketable securities decreased $29,692 from $258,237 at July 31, 2006 to $228,545 at July 31, 2007 primarily as a result of the Common Stock repurchase.

On November 8, 2006, John W. Wood Jr. resigned as the Company's President. Mr. Wood's retirement as the Company's CEO and as a director was effective December 31, 2006. The Board appointed Dr. Edmund F. Becker, Jr. as President and Chief Operating Officer effective November 8, 2006, on an interim basis. The Board appointed Bernard M. Gordon as Executive Chairman and John A. Tarello, the Company's former Chairman of the Board, as Vice Chairman of the Board, on an interim basis while a search for a successor to Mr. Wood was conducted. As Executive Chairman, Mr. Gordon served as Chairman of the Board and as the Company's principal executive officer. On May 7, 2007, the Board appointed James W. Green as the Company's President and Chief Executive Officer, effective May 21, 2007. Effective May 21, 2007, Mr. Gordon ceased being the Company's Executive Chairman and principal executive officer, but continued to serve as an advisor to the Company through July 31, 2007. Mr. Gordon will continue to serve as Chairman of the Board. Also effective May 21, 2007, Dr. Becker ceased being the Company's President and was appointed as Executive Vice President, while maintaining his role as Chief Operating Officer.

Results of Operations

Fiscal Year 2007 Compared to Fiscal Year 2006

Net revenue and gross margin for fiscal year 2007 as compared with fiscal year 2006, are summarized in the tables below.

Product Revenue

	Fiscal Year		Percentage Decline
	2007	2006	
Products	$312,921	$323,486	-3%
Gross margin	111,724	118,520	-6%
Gross margin %	35.7%	36.6%	

Product revenue for fiscal year 2007 decreased $10,565, or 3%, over fiscal year 2006, which was due primarily to Security Technology product revenues of $34,582 for fiscal year 2007 as compared to $58,087 for fiscal year 2006, a decline of $23,505, or 40%. The decrease in Security Technology product revenues was due primarily to a decline in shipments of EXACT systems to 52 units in fiscal year 2007 from 107 units in fiscal year 2006 due to a decline in orders. In addition, revenue from Digital Radiography products declined by $7,407, or 31%, for fiscal year 2007 as compared to fiscal year 2006. The decline in Digital Radiography product sales was consistent with the Company's business outlook during the first quarter of fiscal year 2007 that led to an asset impairment charge of $9,705 as discussed under the section "Asset Impairment Charges" below. The November 1, 2006 sale of certain assets and liabilities of SKY, which had no revenue in fiscal year 2007 as compared to $4,868 for fiscal year 2006, also contributed to the product revenue decrease. These decreases were partially offset by increased sales of Medical Imaging and B-K Medical products of $11,924, or 7%, and $6,718, or 9%, respectively, during fiscal year 2007 as compared to fiscal year 2006. The increase in Medical Imaging products was driven by strong demand for 16-slice and 64-slice data acquisition systems, CT subsystems, and MRI subsystems. The increase in B-K Medical revenues was due primarily to foreign currency exchange rates.

Product gross margin decreased to 35.7% for fiscal year 2007, from 36.6% for fiscal year 2006. The decrease was due primarily to an increase in asset write-downs of $1,264 in fiscal year 2007 as compared to fiscal year 2006, which is discussed under the section "Asset Impairment Charges". Also contributing to the decrease in the product gross margin was the reduced manufacturing efficiency in Security Technology products caused by lower production volumes. These decreases were partially offset by efficiencies resulting from increased volume of certain Medical Technology products such as the 16-slice and 64-slice data acquisition systems and CT subsystems as well as improved margins on ultrasound products as a result of favorable product and distribution channel price mix and continued product cost reductions.

Engineering Revenue

	Fiscal Year		Percentage Growth (Decline)
	2007	2006	
Engineering	$17,182	$17,859	-4%
Gross margin	1,446	(2,104)	169%
Gross margin %	8.4%	-11.8%	

Engineering revenue decreased $677, or 4%, for fiscal year 2007 as compared to fiscal year 2006. The decrease was due primarily to $1,900 of funding the Company received during fiscal year 2006 on a completed Digital Radiography products project for which the costs had been expensed in prior periods due to the uncertainty of their recovery. This decrease was partially offset by an increase of $1,673 in Medical Technology projects from $7,570 in fiscal year 2006 to $9,243 due to the completion of a data management system project for an OEM customer that resulted in revenue of $1,688 under the completed contract method. Engineering revenue for Security Technology products remained relatively constant with $5,972 is fiscal year 2007 as compared to $6,224 in fiscal year 2006.

The engineering gross margin for fiscal year 2007 was $1,446 as compared to a loss of $2,104 for fiscal year 2006, an increase of $3,550. The increase was due primarily to gross margin of $2,000 on two contracts with the TSA related to Security Technology products during fiscal year 2007. The increase was additionally due to the Company completing work on a Security Technology project that resulted in gross margin of $793 under the completed contract method. These increases were partially offset by costs in excess of contract revenue of $1,706 on Medical Technology projects. The loss of $2,104 for fiscal year 2006 was made up primarily of costs in excess of contract revenues for Medical Technology and Security Technology projects, which includes approximately $4,061 for three U.S. government projects. These costs in excess of contract revenues was partially offset by $1,900 of additional funds received on a completed project for which the costs had been previously expensed in prior periods due to the uncertainty of their recovery.

Other Revenue

Other revenue of $10,679 and $10,100 for fiscal years 2007 and 2006, respectively, represents revenue from the hotel operations. The increase was due primarily to higher occupancy rates and an increase in room rates.

Asset Impairment Charges

Asset impairment charges included in costs of sales increased by $1,264 from $7,361 in fiscal year 2006 to $8,625 in fiscal year 2007. The $7,361 of asset impairment charges incurred in fiscal year 2006 related to a write-down of $5,772 related to certain inventories of a CT Medical program due to uncertainty that arose with respect to the viability of the program based on discussions with an OEM customer. Also included in the $7,361 was a write-down of $1,179 related to SKY inventory as the result of the Company's decision to restructure SKY during fiscal year 2006 based on continued lower-than-expected sales. During the quarter ended July 31, 2006, the Company decided to close the business operations of SKY based on continued lower-than-expected sales, which resulted in an additional write-down of $410 of inventory. On November 1, 2006, the Company sold certain assets of SKY and its obligation to service previously sold products for a purchase price of $405. The $405 includes $225 in cash paid at closing, $150 in cash paid after the closing for additional inventory, and the assumption of $30 in liabilities. The Company recorded a gain of $205 from the sale in fiscal year 2007.

As a result of continuing losses and the business outlook of its digital radiography business, during fiscal year 2007, the Company recorded asset impairment charges of $9,705 associated with the write-down of the digital radiography business assets to their estimated net realizable values as a group. Of the $9,705 asset impairment charges, $8,625 was recorded to cost of sales and $1,080 was recorded to operating expenses. The $8,625 asset impairment charge recorded to cost of sales included $4,144 related to inventory, $4,191 related to a software license, and $290 related to other assets. In August 2007, the Company notified customers of Anexa that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products previously sold to customers for the foreseeable future.

Operating Expenses

Operating expenses declined $11,494, or 9% in fiscal year 2007 as compared with fiscal year 2006 as shown below.

	Fiscal Year		Percentage of Revenue	
	2007	2006	2007	2006
Research and product development	$ 46,955	$ 51,790	13.8%	14.8%
Selling and marketing	30,066	29,242	8.8%	8.3%
General and administrative	36,789	37,837	10.8%	10.8%
Restructuring and asset impairment charges	1,080	7,515	0.3%	2.1%
	$114,890	$126,384	33.7%	36.0%

Research and product development expenses decreased $4,835 from fiscal year 2006 to fiscal year 2007. The decrease was related primarily to less spending on engineering and development materials, a decline in the share-based compensation expense of $531, the closure of SKY's business operations last year, which had research and development spending of $983 in fiscal year 2006, and implemented cost saving initiatives.

Selling and marketing expenses increased $824 from fiscal year 2006 to fiscal year 2007. The increase was due primarily to increases in sales incentive bonuses and consulting costs of $496 and $511, respectively.

General and administrative expenses decreased $1,048 from fiscal year 2006 to fiscal year 2007. The decrease was related primarily to $687 from the closure of SKY's business operations last year and a decline in the share-based compensation expense of $1,107 and Sarbanes-Oxley Act compliance costs and audit fees of $2,122 from fiscal year 2006 to fiscal year 2007. These decreases were partially offset by a real estate tax abatement credit received during fiscal year 2006, which reduced spending in that period, and an increase in bonus and profit sharing costs of $1,129 from fiscal year 2006 to fiscal year 2007.

Restructuring and asset impairment charges were $1,080 for fiscal year 2007, as compared to $7,515 for fiscal year 2006. During fiscal year 2007, the Company recorded an asset impairment charge of $1,080 related to its digital radiography system business. Included in this charge is $696 related to capitalized software still in development and $384 related to other assets. Fiscal year 2006 includes a charge of $7,515, which is made up of the following four items: a $5,808 asset impairment charge related primarily to the discontinuance of a medical CT workstation development program; a $216 impairment charge recorded for its investment in PhotoDetection Systems, Inc. ("PDS") based on the Company's review for other-than-temporary impairment; a $275 impairment charge recorded for the Company's investment in Shenzhen Anke High Tech Co. Ltd ("SAHCO") based on a review for other-than-temporary impairment; and a $1,216 restructuring charge related to SKY, which included $906 for severance and $310 for a writedown of capital assets.

Other (Income) Expense

Interest income, net was $12,755 for fiscal year 2007 as compared to $10,155 for fiscal year 2006. The increase was due primarily to higher invested cash balances and to higher effective interest rates.

The Company recorded an equity loss in unconsolidated affiliates of $667 related to PDS for fiscal year 2007 compared to an equity loss of $787 for fiscal year 2006, of which $455 related to SAHCO and $332 related to PDS.

The gain on sale of other investments for fiscal year 2007 includes dividend income and a gain on sale of the Company's 17% ownership interest in BIR totaling $4,036 in fiscal year 2007.

Other income was $226 and $14 for fiscal years 2007 and 2006, respectively. The increase in other income was predominantly due to foreign currency exchange gains realized by the Company's Canadian and Danish subsidiaries. In addition, during fiscal year 2007, the Company recorded a gain of $205 from the sale of SKY assets, which was offset by the recovery of a $197 bad debt write-off in a prior year during fiscal year 2006.

Provision for Income Taxes

The effective tax rate for fiscal years 2007 and 2006 was a provision of 18% and a benefit of 11%, respectively. The effective tax rate for fiscal year 2007 includes a benefit of 4% in conjunction with the closure of the SKY business and a benefit of 5% due to the release of tax reserves resulting from the expiration of statutes of limitations on prior year tax filings and for an Internal Revenue Service ("IRS") refund of $313. The fiscal year 2007 rate also includes the reinstatement of the U.S research and experimentation credit as of January 1, 2006 and a reduction in the Danish tax rate from 28% to 25%. The lower rate in fiscal year 2006 was due primarily to reduced income, with a tax benefit from foreign operations due to a lower foreign tax rate. Also contributing to the reduced rate for fiscal year 2006 rate was the tax reserve release of $332 for an IRS refund and a provision-to-return adjustment in the third quarter of fiscal year 2006, which provided an out-of-period tax benefit of $329.

Net Income and Earnings per Share

Net income and earnings per share from continuing operations for fiscal year 2007 and fiscal year 2006, were as follows:

	Fiscal Year	
	2007	**2006**
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$15,380	$4,600
% of net revenue	4.5%	1.3%
Diluted EPS from continuing operations	$ 1.10	$ 0.33

Net income from continuing operations was $15,380 for fiscal year 2007 as compared to net income from continuing operations of $4,600 for fiscal year 2006. Basic and diluted earnings per share from continuing operations for fiscal year 2007 was $1.11 and $1.10, respectively, as compared to basic and diluted earnings per share of $0.34 and $0.33, respectively, for fiscal year 2006. Net income for fiscal years 2007 and 2006 included pre-tax charges of $9,705 and $14,876, respectively, related to asset impairments and restructuring. Net income from fiscal year 2007 also includes dividend income and a gain on sale of the Company's 17% ownership interest in BIR, totaling $4,036.

Fiscal Year 2006 Compared to Fiscal Year 2005

Net revenue and gross margin for fiscal year 2006 as compared with fiscal year 2005 are summarized in the tables below.

Product Revenue

	Fiscal Year		Percentage Growth
	2006	2005	
Products	$323,486	$298,157	8%
Gross margin	118,520	116,993	1%
Gross margin %	36.6%	39.2%	

Product revenue in fiscal year 2006 was $323,486 as compared to $298,157 in fiscal year 2005, an increase of $25,329, or 8%. The increase in product revenue was due primarily to sales of Medical Technology Products, which increased by $19,157, or 8%, over the prior year. This increase was due primarily to increased sales of the Company's data acquisition products of $8,181, digital radiography equipment of $8,049, and ultrasound equipment of $6,369, partially offset by continued lower demand for the Company's sub systems used in MRI scanners. Increased product revenue for Security Technology Products of $8,282, or 17%, over the prior year resulted from the sale of an additional 30 EXACT systems, partially offset by a decrease in spare part sales. The revenue increase for Medical Technology Products and Security Technology Products was partially offset by a decrease of $2,132 of Corporate and other revenue due primarily to lower demand for embedded multiprocessing products as the Company exits this business.

Product gross margin increased $1,527 in fiscal year 2006 over fiscal year 2005, due primarily to higher revenue. Product gross margin percentage decreased to 36.6% of product revenue in fiscal year 2006 from 39.2% of product revenue in fiscal year 2005. Excluding the asset impairment charge of $7,361 in fiscal year 2006, the product gross margin percentage of 38.9% for fiscal year 2006 was relatively consistent with the gross margin percentage of 39.2% in fiscal year 2005.

Engineering Revenue

	Fiscal Year		Percentage Decline
	2006	2005	
Engineering	$17,859	$19,168	-7%
Gross margin	(2,104)	2,509	-184%
Gross margin %	-11.8%	13.1%	

Engineering revenue in fiscal year 2006 was $17,859 as compared to $19,168 in fiscal year 2005, a decrease of $1,309, or 7%. This decrease resulted primarily from lower revenue for security engineering funded projects of approximately $2,533, due primarily to a large funded project which was completed last year. This decrease was partially offset by increased funding for certain customer funded projects for Medical Technology Products.

The engineering gross margin decreased by $4,613 in fiscal year 2006 over fiscal year 2005, due primarily to Security Products contract costs exceeding the U.S. Transportation Security Administration ("TSA") funded amounts.

Other Revenue

Other revenue of $10,100 and $9 154 in fiscal year 2006 and fiscal year 2005, respectively, represents revenue from the Company's hotel operation. This increase was due primarily to higher occupancy rates.

Operating Expenses

Operating expenses increased $4,197 or 3.4% in fiscal year 2006 as compared with fiscal year 2005 as shown below.

	Fiscal Year		Percentage of Revenue	
	2006	2005	2006	2005
Research and product development	$ 51,790	$ 50,470	14.8%	15.5%
Selling and marketing	29,242	29,168	8.3%	8.9%
General and administrative	37,837	39,549	10.8%	12.1%
Restructuring and asset impairment charges	7,515	3,000	2.1%	0.9%
	$126,384	$122,187	36.0%	37.4%

Research and product development expenses were $51,790 in fiscal year 2006 as compared to $50,470 in fiscal year 2005, or 14.8% and 15.5% of total revenue, respectively, in each year. The increase in research and product development expenses of $1,320 was due primarily to approximately $2,377 of increased personnel and related costs including expenses for share-based payments in connection with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Share-Based Payment*". This increase was required to support product development focused on a number of projects for security systems, as well as developing a new generation of medical imaging equipment, and an extended family of multi-slice CT data acquisition systems. Partially offsetting this increase were savings realized from the restructuring of SKY.

Selling and marketing expenses were $29,242 and $29,168, respectively, for fiscal years 2006 and 2005. Selling and marketing expenses were 8.3% of total revenue in fiscal year 2006 as compared to 8.9% of total revenue in fiscal year 2005. Although selling and marketing expenses remained basically unchanged in fiscal year 2006 versus fiscal year 2005, fiscal year 2006 includes $237 of share-based payments for the adoption of SFAS 123(R).

General and administrative expenses were $37,837 in fiscal year 2006, or 10.8% of total revenue, as compared to $39,549 in fiscal year 2005, or 12.1% of total revenue. The decrease of $1,712 was attributable primarily to non-recurring legal costs related to the Camtronics' review of revenue recognition procedures, and lower expenses to comply with the Securities and Exchange Commission ("SEC") internal control rules as compared to the prior year. These reductions were offset partially by expenses associated with share-based payments in connection with the adoption of SFAS 123(R) and other general expenses.

Restructuring and asset impairment charges were $7,515 in fiscal year 2006, as compared to $3,000 in fiscal year 2005. In fiscal year 2006, asset impairment charges related primarily to a medical CT development program of $1,958; the discontinuance of a medical CT workstation development program of $3,850; and severance costs and certain write-downs of capital assets for the restructuring of SKY of $1,216. In fiscal year 2005 the restructuring and asset impairment charges of $3,000 related to PDS based on the net realizable value of the Company's investment of $2,160, and $840 related to the re-alignment of certain technologies and research and development activities.

The impact of adopting SFAS 123(R) in fiscal year 2006 on operating expenses was approximately $3,269.

Software development costs of $1,109 and $3,530 were capitalized in fiscal year 2006 and fiscal year 2005, respectively. Amortization of capitalized software costs amounted to $1,157 and $857 in fiscal year 2006 and fiscal year 2005, respectively, and is included in product cost of sales in the Company's Consolidated Statements of Operations.

Other (Income) Expense

Interest income in fiscal year 2006 was $10,223 as compared to $5,243 in fiscal year 2005. The increase of $4,980 was primarily the results of higher effective interest rates on short-term investments and a higher invested cash balance primarily due to the proceeds from the Company's sale of Camtronics for approximately $40,000.

The Company recorded an equity loss on its unconsolidated affiliated investments of $787 as compared to an equity gain of $283 in fiscal year 2006 and fiscal year 2005, respectively. The equity loss in fiscal year 2006 consists of $455 and $332 for the Company's share of losses in SAHCO and PDS, respectively. The equity gain in fiscal year 2005 consists of a gain of $474 for the Company's share of profit in SAHCO, partially offset by a loss of $191 for the Company's share of losses in Cedara.

Gain on sale of marketable securities of $43,829 in fiscal year 2005 represents the gain related to the Company's sale of its equity interest in Cedara.

Provision for Income Taxes

The effective tax rate on continuing operations for fiscal year 2006 was a benefit of 11% as compared to an expense of 31% for fiscal year 2005. The rate reduction is due primarily to reduced income, with a tax benefit from overseas operations and the tax reserve release of $332 for an IRS refund also reducing the rate. In addition, during the third quarter of fiscal year 2006 the Company recorded a provision-to-return adjustment which provided an out-of-period tax benefit of $329. The rate reduction was offset, in part, by the setting up of a valuation allowance for state income tax credits and by the suspension of the federal research credit.

Net Income and Earnings per Share

Net income and earnings per share from continuing operations for fiscal year 2006 and fiscal year 2005, were as follows:

	Fiscal Year	
	2006	2005
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$4,600	$34,659
% of net revenue	1.3%	10.6%
Diluted EPS from continuing operations	$ 0.33	$ 2.54

Net income from continuing operations in fiscal year 2006 was $4,600 as compared to $34,659 in fiscal year 2005. Basic earnings per share from continuing operations were $0.34 in fiscal year 2006 as compared to $2.55 in fiscal year 2005. Diluted earnings per share from continuing operations were $0.33 in fiscal year 2006 as compared to $2.54 in fiscal year 2005. Net income for fiscal year 2006 included pre-tax charges of $14,876 related to asset impairments and restructuring. Net income for fiscal year 2005 includes an after-tax gain of approximately $27,388, or $2.01 per diluted share, related to the Company's sale of its equity interest in Cedara. In addition, pre-tax charges of $3,000 related to asset impairments were included in fiscal year 2005 net income.

Liquidity and Capital Resources

Cash and cash equivalents and marketable securities totaled $228,545 and $258,237 at July 31, 2007 and July 31, 2006, respectively. Working capital was $300,114 and $334,955 at July 31, 2007 and July 31, 2006, respectively. The Company's balance sheet reflected a decline in the current ratio to 5.6 to 1 at July 31, 2007 as compared to 7.0 to 1 at July 31, 2006, due to the cash used by the Company's stock repurchase in fiscal year 2007 of $60,000. Liquidity has been provided principally through funds provided from operations with short-term time deposits and marketable securities available to provide additional sources of cash.

The Company faces exposure to financial market risks, including adverse movements in foreign currency exchange rates, and changes in interest rates. These exposures can change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure is related to fluctuations between the U.S. dollar and local currencies for the Company's subsidiaries in Canada and Europe.

The carrying amounts reflected in the consolidated balance sheets of cash and cash equivalents, trade receivables, and trade payables approximate fair value at July 31, 2007, due to the short maturities of these instruments.

The Company maintains a limited bond investment portfolio of various issuers, types, and maturities. This portfolio is classified on the balance sheet as either cash and cash equivalents or marketable securities, depending on the lengths of time to maturity from original purchase. Cash equivalents totaled $226,545 at July 31, 2007 and include all highly liquid investments with maturities of three months or less from the time of purchase. Investments having maturities from the time of purchase in excess of three months totaled $2,000 at July 31, 2007 and are stated at amortized cost, which approximates fair value, and are classified as available for sale. A rise in interest rates could have an adverse impact on the fair value of the Company's investment portfolio. The Company does not currently hedge these interest rate exposures.

Net cash provided by operating activities for continuing operations was $34,221 in fiscal year 2007, $12,516 in fiscal year 2006, and $7,016 in fiscal year 2005. The cash flows generated from operating activities for continuing operations in fiscal year 2007 were due primarily to net income of $15,380, the non-cash impact of asset impairment charges of $9,705, and depreciation and amortization of $14,565, partially offset by the gain on sale of BIR of $4,036, an increase in deferred income taxes of $2,806, and a net change in operating assets and liabilities of $860. The net change in operating assets and liabilities was due primarily to increases in accounts receivable, inventories, and other assets of $6,042, $1,532, and $1,435, respectively, partially offset by increases in accounts payable, accrued liabilities, and advanced payments and deferred revenue of $3,974, $1,135, and $2,543, respectively.

The increase in deferred income taxes of $2,806 is due primarily to tax benefits derived from the $9,705 digital radiography business asset impairment charge partially offset by the disposition of obsolete inventory due to the sale of SKY in fiscal year 2007.

The increase in accounts receivable of $6,042 is due primarily to an increase in revenues of $9,215 for the fourth quarter of fiscal year 2007 as compared to fiscal year 2006 as well as to an increase of two days in the age of receivables from 54 days at July 31, 2006 to 56 days at July 31, 2007. The increase in inventories of $1,532 is due primarily to additional inventory needs in fiscal year 2007 due to the growth of the Medical Imaging Products business and the increase in the backlog to $101,574 at July 31, 2007 as compared to $74,691 at July 31, 2006. The increase in other assets of $1,435 is due primarily to an increase of deferred costs on engineering projects accounted for using the completed contract method.

The increase in accounts payable was due to timing of vendor payments. The increase in accrued liabilities was due primarily to an increase in employee compensation and benefits from July 31, 2006 to July 31, 2007 due to additional bonus and profit-sharing accruals. The increase in advance payments and deferred revenue was due primarily to $2,253 of revenue deferred for a contract that has undelivered elements, for which the Company does not have fair value.

Net cash used for investing activities for continuing operations was $1,587 in fiscal year 2007 as compared to net cash provided by investing activities of $29,452 and $49,122 in fiscal years 2006 and 2005, respectively. The cash used for investing activities for continuing operations in fiscal year 2007 was due primarily to capital expenditures and software development costs of $8,988 and $1,295, respectively, partially offset by the dividend income and sale proceeds of the Company's interest in BIR totaling $4,236 and maturities of marketable securities of $3,800.

Net cash used for financing activities from continuing operations was $60,001 and $149 in fiscal years 2007 and 2005, respectively, as compared to cash provided by financing activities from continuing operations of $248 for fiscal year 2006. Net cash used for financing activities from continuing operations in fiscal year 2007 consisted of $5,589 for dividends paid to stockholders and $60,000 to repurchase the Company's shares of Common Stock, partially offset by cash received from the issuance of stock pursuant to the Company's employee stock option and stock purchase plans of $5,111.

The Company believes that its balances of cash and cash equivalents, marketable securities, and cash flows expected to be generated by future operating activities will be sufficient to meet its cash requirements for at least the next 12 months.

Commitments, Contractual Obligations and Off-Balance Sheet Arrangements

The Company's contractual obligations at July 31, 2007, and the effect such obligations are expected to have on liquidity and cash flows in future periods are as follows:

Contractual Obligation	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Operating leases	$ 6,808	$ 1,956	$2,448	$1,107	$1,297
Purchase obligations	35,484	31,116	4,368	—	—
	$42,292	$33,072	$6,816	$1,107	$1,297

The Company currently has approximately $23,954 in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings or off-balance sheet arrangements in fiscal year 2007 or fiscal year 2006.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes"*, which is an interpretation of SFAS No. 109, *"Accounting for Income Taxes"*. FIN No. 48 requires management to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the "more likely than not" recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on its income tax returns. The Company is required to adopt FIN No. 48 effective as of August 1, 2007. The Company is currently evaluating the effect FIN No. 48 will have on its financial statements.

The Company adopted SFAS No. 158, "*Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),*" effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income and in a separate component of shareholder's equity. The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's Consolidated Balance Sheet at July 31, 2007:

	Before Application of SFAS 158	SFAS 158 Adjustments	After Application of SFAS 158
Other current assets	$ 11,255	$(609)	$ 10,646
Refundable and deferred income taxes	23,112	241	23,353
Total assets	459,509	(368)	459,141
Total liabilities	65,784	—	65,784
Accumulated other comprehensive income	10,593	(368)	10,225
Total stockholders' equity	393,725	(368)	393,357
Total liabilities and stockholders' equity	459,509	(368)	459,141

The Company adopted the SEC Staff Accounting Bulletin ("SAB") No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" effective November 15, 2006. SAB No. 108 requires misstatements to be quantified based on their impact on each of the financial statements and related disclosures. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*". SFAS No. 157 prescribes a single definition of fair value as the price that is received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for the Company's interim reporting period beginning August 1, 2008. The Company is currently evaluating the effect SFAS No. 157 will have on its financial statements. However, the Company does not believe at this time its adoption will have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115*". The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect SFAS No. 159 will have on its financial statements. However, the Company does not believe at this time its adoption will have a material impact on its financial condition or results of operations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's most critical accounting policies have a significant impact on the preparation of these consolidated financial statements. These policies include estimates and significant judgments that affect the reported amounts of assets, liabilities, revenues and expense, and related disclosures of contingent assets and liabilities. The Company continues to evaluate its estimates and judgments on an on-going basis. By their nature, these policies require management to make its most difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. In the case of the Company's critical accounting policies, these estimates and judgments are based on its historical experience, terms of existing contracts, the Company's observance of trends in the industry, information provided by its customers, and information available from other outside sources, as appropriate. The Company believes the following accounting policies and estimates require management to make the most difficult judgments in the preparation of the Company's consolidated financial statements and accordingly are critical.

Revenue Recognition and Accounts Receivable

The Company recognizes the majority of its product revenue in accordance with SEC Staff Accounting Bulletin No. 104, *"Revenue Recognition in Financial Statements"*. Revenue related to product sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance, provided all other revenue recognition criteria have been met. The Company's sales contracts generally provide for the customer to accept title and risk of loss when the product leaves the Company's facilities. When shipping terms or local laws do not allow for passage of title and risk of loss at the shipping point, the Company defers recognizing revenue until title and risk of loss transfer to the customer. The Company classifies shipping and handling invoiced to customers as revenue and the related costs in cost of sales. Sales and other taxes collected from customers and subsequently remitted to government authorities are recorded as accounts receivable with a corresponding offset recorded to sales taxes payable. These balances are removed from the consolidated balance sheet when the cash is remitted to the tax authority. The Company includes service revenue, related primarily to extended warranty contracts and repairs, in the product revenue line item of its Consolidated Statement of Operations as they are deemed immaterial for separate classification.

The Company's transactions sometimes involve multiple elements (i.e., products and services). Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables"*. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence ("VOE"), and recognized at the time of delivery. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, the Company defers that fair value of the undelivered elements with the residual revenue allocated to the delivered elements. Fair value is determined based upon the price charged when the element is sold separately. If there is not sufficient evidence of the fair value of the undelivered elements, no revenue is allocated to the delivered elements and the total consideration received is deferred until delivery of those elements for which objective and reliable evidence of the fair value is not available. Maintenance or service revenues are recognized ratably over the life of the contract.

For business units that sell software licenses or products in which the software is considered more than incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA")'s Statement of Position 97-2, *"Software Revenue Recognition"* ("SOP 97-2"). The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regard to installation or implementation remain, fees are fixed or determinable, collectibility is probable, and customer acceptance, when applicable, is obtained. The Company allocates revenue first to the fair value of the undelivered elements and then allocates the residual revenue to the delivered elements. Hardware and software maintenance is marketed under annual and multi-year arrangements and revenue is recognized ratably over the contracted maintenance term.

The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company generally estimates the progress towards completion on contracts with a fixed-fee arrangement on a monthly basis utilizing costs incurred to date as a percentage of total estimated costs to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue and related costs are deferred and recognized upon completion of the contract. When total cost estimates exceed total revenues, the Company accrues for the estimated losses immediately.

Deferred revenue is comprised of: (1) maintenance and other service revenues for which payment has been received and for which services have not yet been performed; and (2) revenues related to delivered components of a multiple-element arrangement for which VOE, or VSOE, of fair value is not available for components not yet delivered or accepted by the customer.

Revenue related to the hotel operations is recognized as services are performed.

The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations of its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon specific customer collection issues that have been identified. If it is determined that a current quarter sale is not collectible, recognition of revenue on such sale will be deferred until collection is made.

Stock-based compensation

Effective August 1, 2005, the Company adopted the provisions of the SFAS No. 123(R). (See Note 3 of Notes to Consolidated Financial Statements). Under this SFAS 123(R), the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value, estimated in accordance with the provisions of SFAS 123(R), and for the unvested portion of all share-based payments previously granted that remain outstanding based on the grant date fair value, estimated in accordance with the original provisions of SFAS 123. The Company expenses share-based compensation under the straight-line method.

The choice of a valuation technique, and the approach utilized to develop the underlying assumptions for that technique, involve significant judgments. These judgments reflect management's assessment of the most accurate method of valuing the stock options the Company issues, based on the Company's historical experience, knowledge of current conditions, and beliefs of what could occur in the future given available information. The Company's judgments could change over time as additional information becomes available, or the facts underlying its assumptions change over time, and any change in the Company's judgments could have a material effect on its financial statements. Management believes that its estimates incorporate all relevant information and represent a reasonable approximation in light of the difficulties involved in valuing non-traded stock options.

Inventories

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, product life cycles, and changes in technology. A variety of methodologies are used to determine the amount of inventory reserves necessary for excess and obsolete inventory. Write-downs are based upon the age of the inventory, lower of cost or market, along with significant management judgments concerning future demands for the inventory. If actual demand for the Company's products is less than its estimates, or the Company experiences a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, additional write-downs for existing inventories might be recorded in future periods. Once recorded, inventory valuation provisions are not subsequently reversed until the inventory is used or disposed of.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains a limited bond investment portfolio of various types and maturities with high-credit-quality issuers. Cash and cash equivalents not required for working capital purposes are placed in short-term investments of government agency discounted notes with original maturities of three months or less. The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations on its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon specific customer collection issues that have been identified. While such credit losses have historically been within expectations and provisions established, there is no guarantee that the Company will continue to experience the same credit loss rates as in the past. Since the accounts receivable are concentrated among relatively few customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of accounts receivable and future operating results.

Warranty Reserve

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product-quality programs and processes, its warranty obligations are affected by product failure rates and service delivery costs incurred to correct product failures. Should actual product failure rates or service delivery costs differ from the Company's estimates (which are based on specific warranty claims, historical data, and engineering estimates, where applicable), revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results. Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery.

Investments in and Advances to Affiliated Companies

The Company has investments in companies whose business relates to the Company's strategic focus. Investments in companies over which the Company has the ability to exercise significant influence are accounted for under the equity method if the Company's ownership interest ranges from 20% to 50%. Investments in companies over which the Company does not have the ability to exercise significant influence are accounted for under the cost method. In assessing the recoverability of these investments, the Company must make certain assumptions and judgments based upon changes in the Company's overall business strategy, the financial condition of the affiliated companies, market conditions, and the industry and economic environment in which the entities operate.

Intangible Assets and Other Long-Lived Assets

Intangible assets consist of: intellectual property, licenses, and capitalized software. Other long-lived assets consist primarily of property, plant, and equipment. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic life. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on the Company's results of operations.

Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions within which it operates. This process involves assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not more than likely, a valuation allowance must be established. To the extent a valuation allowance is established, the Company must include an expense within the tax provision in the statement of operations. In the event that actual results differ from these estimates, the provision for income taxes and results of operations could be materially impacted. The Company establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures including, but not limited to, certain tax credits and various federal, state, and foreign tax matters. The Company does not provide for U.S. Federal income taxes on undistributed earnings of consolidated foreign subsidiaries, as such earnings are intended to be indefinitely reinvested in those operations. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

All dollar amounts in this Item 7A are in thousands.

The Company places its cash investments in high-credit-quality financial instruments and, by policy, limits the amount of credit exposure to any one financial institution. The Company faces limited exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure is related to fluctuations between the U.S. dollar and local currencies for the Company's subsidiaries in Canada and Europe.

The Company maintains a limited bond investment portfolio of various issuers, types, and maturities. The Company's cash and investments include cash equivalents, which the Company considers to be investments purchased with original maturities of three months or less. Investments having original maturities in excess of three months are stated at fair value, and are classified as available for sale. Total interest income for fiscal year 2007 was $12,841. An interest rate change of 10% would not have a material impact on the fair value of the portfolio or on future earnings.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data are listed under Part IV, Item 15 in this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

The certifications of the Company's chief executive officer and chief financial officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning the Company's disclosure controls and procedures, and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of July 31, 2007. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions to be made regarding required disclosure. It should be noted that any system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met and that management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of July 31, 2007, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting can be found on page 41 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes to the Company's internal control over financial reporting during the fourth quarter ended July 31, 2007 that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

As a result of the compensation provided to M. Ross Brown and John A. Tarello described in Note 20 to the Company's Consolidated Financial Statements, the Board has determined that Mr. Brown and Mr. Tarello are no longer "independent directors" as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The Company will furnish to the SEC a definitive proxy statement not later than 120 days after the close of the fiscal year ended July 31, 2007 (the "Proxy Statement"). Certain information required by this item is incorporated herein by reference to the Proxy Statement under the captions "Proposal 1—Election of Directors", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance". Also see "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

The Company has a code of ethics that applies to all of its employees and non-employee directors. This code (available on its website) satisfies the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. The Company intends to disclose on its website at www.analogic.com amendments to, and, if applicable, waivers of, its code of ethics.

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the Proxy Statement under the captions "Executive Compensation" and "Compensation Committee Report".

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated herein by reference to the Proxy Statement under the captions "Proposal 1—Election of Directors", "Corporate Governance" and "Securities Authorized for Issuance Under Equity Compensation Plans".

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions".

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the Proxy Statement under the caption "Information Regarding the Company's Independent Registered Public Accounting Firm".

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOGIC CORPORATION

Date: September 27, 2007

By /s/ JAMES W. GREEN
James W. Green
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES. W. GREEN **James W. Green**	President and Chief Executive Officer (Principal Executive Officer) and Director	September 27, 2007
/s/ JOHN J. MILLERICK **John J. Millerick**	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	September 27, 2007
/s/ DONALD B. MELSON **Donald B. Melson**	Vice President - Corporate Controller, (Principal Accounting Officer)	September 27, 2007
/s/ BERNARD M. GORDON **Bernard M. Gordon**	Chairman of the Board	September 27, 2007
/s/ M. ROSS BROWN **M. Ross Brown**	Director	September 27, 2007
/s/ JAMES J. JUDGE **James J. Judge**	Director	September 27, 2007
/s/ MICHAEL T. MODIC **Michael T. Modic**	Director	September 27, 2007
/s/ BRUCE W. STEINHAUER **Bruce W. Steinhauer**	Director	September 27, 2007
/s/ JOHN A. TARELLO **John A. Tarello**	Director	September 27, 2007
/s/ EDWARD F. VOBORIL **Edward F. Voboril**	Director	September 27, 2007
/s/ GERALD L. WILSON **Gerald L. Wilson**	Director	September 27, 2007
/s/ FRED B. PARKS **Fred B. Parks**	Director	September 27, 2007

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of its chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of July 31, 2007 based on the framework in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concluded that, as of July 31, 2007, the Company's internal control over financial reporting was effective based on those criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Analogic Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Analogic Corporation and its subsidiaries at July 31, 2007 and July 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the index appearing under item 15(a)(1). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for pension obligations in fiscal year 2007 and share-based compensation in fiscal year 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Boston, Massachusetts
September 27, 2007

ANALOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	July 31, 2007	July 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$226,545	$252,407
Marketable securities, at fair value	2,000	5,830
Accounts receivable, net of allowance for doubtful accounts of $1,427 in 2007, and $1,017 in 2006	58,926	52,112
Inventories	54,413	55,518
Refundable and deferred income taxes	12,912	14,825
Other current assets	10,646	10,143
Total current assets	365,442	390,835
Property, plant, and equipment, net	80,482	81,853
Investments in and advances to affiliated companies	35	917
Capitalized software, net	2,319	2,670
Intangible assets, net	413	2,068
Other assets	9	4,505
Deferred income taxes	10,441	5,797
Total Assets	$459,141	$488,645
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, trade	$ 21,734	$ 17,372
Accrued liabilities	26,570	24,111
Advance payments and deferred revenue	11,517	9,386
Accrued income taxes	5,507	5,011
Total current liabilities	65,328	55,880
Long-term liabilities:		
Deferred income taxes	456	840
Total long-term liabilities	456	840
Commitments and guarantees (Notes 11 and 12)		
Stockholders' equity:		
Common stock, $.05 par value; 30,000,000 shares authorized; 13,237,554 shares issued and outstanding as of July 31, 2007; 30,000,000 shares authorized; 13,945,802 shares issued and outstanding as of July 31, 2006	662	697
Capital in excess of par value	64,186	60,572
Retained earnings	318,284	364,697
Accumulated other comprehensive income	10,225	5,959
Total stockholders' equity	393,357	431,925
Total Liabilities and Stockholders' Equity	$459,141	$488,645

The accompanying notes are an integral part of these consolidated financial statements

ANALOGIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended July 31,		
	2007	2006	2005
Net revenue:			
Product	$312,921	$323,486	$298,157
Engineering	17,182	17,859	19,168
Other	10,679	10,100	9,154
Total net revenue	$340,782	$351,445	$326,479
Cost of sales:			
Product	192,572	197,605	181,164
Engineering	15,736	19,963	16,659
Other	6,634	5,381	5,266
Asset impairment charges	8,625	7,361	—
Total cost of sales	223,567	230,310	203,089
Gross margin	117,215	121,135	123,390
Operating expenses:			
Research and product development	46,955	51,790	50,470
Selling and marketing	30,066	29,242	29,168
General and administrative	36,789	37,837	39,549
Restructuring and asset impairment charges	1,080	7,515	3,000
Total operating expenses	114,890	126,384	122,187
Income (loss) from operations	2,325	(5,249)	1,203
Other (income) expense:			
Interest income, net	(12,755)	(10,155)	(5,217)
Equity (gain) loss in unconsolidated affiliates	667	787	(283)
Gain on sale of marketable securities and other investments	(4,036)	—	(43,829)
Other	(226)	(14)	(51)
Total other (income) expense	(16,350)	(9,382)	(49,380)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	18,675	4,133	50,583
Provision (benefit) for income taxes	3,295	(467)	15,924
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	15,380	4,600	34,659
Income (loss) from discontinued operations (net of a tax provision of $146, and a tax benefit of $1,515 for the fiscal years ended July 31, 2006 and 2005, respectively	—	139	(5,797)
Gain on disposal of discontinued operations (net of income tax of $8,885)	—	20,207	—
Cumulative effect of change in accounting principle (net of income tax of $61)	—	120	—
Net income	$ 15,380	$ 25,066	$ 28,862
Basic earnings (loss) per share:			
Income from continuing operations	$ 1.11	$ 0.34	$ 2.55
Income (loss) from discontinued operations, net of tax	—	0.01	(0.42)
Gain on disposal of discontinued operations, net of tax	—	1.47	—
Cumulative effect of change in accounting principle, net of tax	—	0.01	—
Net income	$ 1.11	$ 1.83	$ 2.13
Diluted earnings (loss) per share:			
Income from continuing operations	$ 1.10	$ 0.33	$ 2.54
Income (loss) from discontinued operations, net of tax	—	0.01	(0.42)
Gain on disposal of discontinued operations, net of tax	—	1.46	—
Cumulative effect of change in accounting principle, net of tax	—	0.01	—
Net income	$ 1.10	$ 1.81	$ 2.12
Weighted average shares outstanding:			
Basic	13,814	13,704	13,566
Diluted	13,946	13,853	13,619

The accompanying notes are an integral part of these consolidated financial statements.

ANALOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended July 31, 2007, 2006, 2005
(In thousands, except share data)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, July 31, 2004	13,666,792	$684	$40,551	$324,025	$ 1,907	$367,167
Shares issued for:						
Stock options	102,350	5	3,769	—	—	3,774
Restricted stock grants, net of cancellations	21,554	1	(2)	—	—	(1)
Stock purchase plan	13,368	1	465	—	—	466
Tax benefit of share-based compensation	—	—	383	—	—	383
Amortization of unearned compensaton	—	—	1,915	—	—	1,915
Dividends paid ($0.32 per share)	—	—	—	(4,388)	—	(4,388)
Comprehensive income:						
Net income for the year	—	—	—	28,862	—	28,862
Translation adjustments (net of tax provision of $1,039)	—	—	—	—	1,278	1,278
Change in unrealized marketable securities gains and losses (net of tax provision of $196)	—	—	—	—	(299)	(299)
Total comprehensive income						29,841
Balance, July 31, 2005	13,804,064	691	47,081	348,499	2,886	399,157
Shares issued for:						
Stock options	220,627	10	8,762	—	—	8,772
Restricted stock grants, net of cancellations	(9,979)	—	(182)	—	—	(182)
Stock purchase plan	11,090	—	450	—	—	450
Tax benefit of share-based compensation	—	—	1,431	—	—	1,431
Share-based compensation expense	—	—	3,494	—	—	3,494
Repurchase of common stock	(80,000)	(4)	(283)	(3,596)	—	(3,883)
Dividends paid ($0.38 per share)	—	—	—	(5,272)	—	(5,272)
Cumulative effect of a change in accounting principle	—	—	(181)	—	—	(181)
Comprehensive income:						
Net income for the year	—	—	—	25,066	—	25,066
Translation adjustments (net of tax provision of $476)	—	—	—	—	3,172	3,172
Change in unrealized marketable securities gains and losses (net of tax provision of $12)	—	—	—	—	(99)	(99)
Total comprehensive income						28,139
Balance, July 31, 2006	13,945,802	697	60,572	364,697	5,959	431,925
Shares issued for:						
Stock options	123,997	6	5,127	—	—	5,133
Restricted stock grants, net of cancellations	(24,426)	(1)	(464)	—	—	(465)
Stock purchase plan	10,211	1	442	—	—	443
Tax benefit of share-based compensation	—	—	551	—	—	551
Share-based compensation expense	—	—	1,713	—	—	1,713
Repurchase of common stock	(818,030)	(41)	(3,755)	(56,204)	—	(60,000)
Dividends paid ($0.40 per share)	—	—	—	(5,589)	—	(5,589)
Cumulative effect of a change in accounting principle (net of tax benefit of $241) (Note 1)	—	—	—	—	(368)	(368)
Comprehensive income:						
Net income for the year	—	—	—	15,380	—	15,380
Translation adjustments (net of tax provision of $752)	—	—	—	—	4,652	4,652
Change in unrealized marketable securities gains and losses	—	—	—	—	(18)	(18)
Total comprehensive income						20,014
Balance, July 31, 2007	13,237,554	$662	$64,186	$318,284	$ 10,225	$393,357

The accompanying notes are an integral part of these consolidated financial statements

ANALOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended July 31,		
	2007	**2006**	**2005**
OPERATING ACTIVITIES:			
Net income	$ 15,380	$ 25,066	$ 28,862
Less:			
Income (loss) from discontinued operations	—	139	(5,797)
Gain on disposal of discontinued operations	—	20,207	—
Income from continuing operations	$ 15,380	$ 4,720	$ 34,659
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(2,806)	(7,405)	(5,671)
Depreciation and amortization	14,565	16,356	16,656
Cumulative effect of change on accounting principle	—	(120)	—
Allowance for doubtful accounts and notes receivable	450	(116)	371
Gain on sale of BIR	(4,036)	—	—
Net (gain) loss on sale of SKY assets and property, plant, and equipment	(80)	(14)	95
Equity loss (gain) in unconsolidated affiliates	667	787	(283)
Equity loss in unconsolidated affiliates classified as research and product development expense	—	—	759
Restructuring and asset impairment charges	9,705	14,876	3,000
Gain on sale of Cedara investment	—	—	(43,829)
Share-based compensation expense	1,713	3,494	1,915
Excess tax benefit from share-based compensation	(477)	(363)	—
Net changes in operating assets and liabilities (Note 17)	(860)	(19,699)	(656)
NET CASH PROVIDED BY CONTINUING OPERATIONS	34,221	12,516	7,016
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	1,465	6,287
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,221	13,981	13,303
INVESTING ACTIVITIES:			
Investments in and advances to affiliated companies	16	(1,274)	(2,326)
Proceeds from the sale of Cedara investment	—	—	50,752
Proceeds from the sale of Camtronics	—	38,906	—
Proceeds from the sale of BIR	4,236	—	—
Additions to property, plant, and equipment	(8,988)	(13,692)	(10,149)
Capitalized software development costs	(1,295)	(1,109)	(3,530)
Proceeds from the sale of SKY assets and property, plant, and equipment	644	276	120
Maturities of marketable securities	3,800	6,345	14,255
NET CASH (USED FOR) PROVIDED BY CONTINUING OPERATIONS	(1,587)	29,452	49,122
NET CASH USED FOR DISCONTINUED OPERATIONS	—	—	(2,477)
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(1,587)	29,452	46,645
FINANCING ACTIVITIES:			
Issuance of stock pursuant to exercise of stock options and employee stock purchase plan	5,111	9,040	4,239
Excess tax benefit from share-based compensation	477	363	—
Purchase of common stock	(60,000)	(3,883)	—
Dividends paid to shareholders	(5,589)	(5,272)	(4,388)
NET CASH (USED FOR) PROVIDED BY CONTINUING OPERATIONS	(60,001)	248	(149)
NET CASH USED FOR DISCONTINUED OPERATIONS	—	—	(743)
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(60,001)	248	(892)
EFFECT OF EXCHANGE RATE INCREASE ON CASH OF CONTINUING OPERATIONS	1,505	610	(472)
EFFECT OF EXCHANGE RATE INCREASE ON CASH OF DISCONTINUED OPERATIONS	—	—	(17)
	1,505	610	(489)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(25,862)	44,291	58,567
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	252,407	208,116	149,549
CASH AND CASH EQUIVALENTS, END OF PERIOD	$226,545	$252,407	$208,116
Cash paid during the period for:			
Income taxes, net	$ 5,367	$ 18,631	$ 13,033
Interest	86	68	26

The accompanying notes are an integral part of these consolidated financial statements.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)

1. Summary of business operations and significant accounting policies:

Business operations:

Analogic Corporation was incorporated in the Commonwealth of Massachusetts in November 1967. Analogic Corporation and its subsidiaries ("Analogic" or the "Company") are engaged primarily in the design, manufacture and sale of high performance data acquisition, signal processing instruments to Original Equipment Manufacturer's ("OEMs") for use in advanced health and security systems and subsystems. One of Analogic's subsidiaries sells products under its own name directly to niche end-user markets.

Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Investments in companies in which ownership interests range from 20 to 50 percent, and the Company exercises significant influence over the investee's operating and financial policies, are accounted for using the equity method. Other investments are accounted for using the cost method. On November 1, 2005, the Company sold its wholly owned subsidiary, Camtronics. This business has been reported as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" and all periods presented have been restated accordingly to reflect these operations as discontinued. All intercompany accounts and transactions have been eliminated.

(b) Inventories:

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, product life cycle, and changes in technology. A variety of methodologies are used to determine the amount of inventory write-downs necessary for excess and obsolete inventory. The write-downs are based upon the age of the inventory, lower of cost or market, along with other significant management judgments concerning future demands for the inventory. Once recorded, inventory valuation provisions are not subsequently reversed, until the inventory is used or disposed of.

(c) Property, plant, and equipment:

Property, plant, and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the Company's Statements of Operations. Expenditures for maintenance and repairs are charged to expense when incurred while the costs of significant improvements, which extend the life of the underlying asset, are capitalized.

The annual provisions for depreciation and amortization have been computed in accordance with the following ranges of estimated useful lives:

Buildings	35 to 40 years
Manufacturing equipment	4 to 7 years
Furniture, fixtures, and computer equipment	3 to 8 years
Leasehold improvements	shorter of useful life or the lease term
Motor vehicles	3 to 5 years

The Company reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

Property, plant, and equipment consisted of the following:

	July 31,	
	2007	2006
Property, plant, and equipment:		
Land and land improvements	$ 6,668	$ 6,452
Building and improvements	70,858	69,235
Leasehold and capital lease improvements	8,454	7,264
Manufacturing equipment	109,792	112,380
Furniture, fixtures, and computer equipment	51,009	49,630
Motor vehicles	1,665	1,506
	248,446	246,467
Less accumulated depreciation and amortization	(167,964)	(164,614)
	$ 80,482	$ 81,853

Total depreciation of property, plant, and equipment was $11,766, $11,809 and $12,776 for fiscal years 2007, 2006, and 2005, respectively. The Company did not capitalize any interest in fiscal years 2007, 2006, or 2005.

(d) Revenue recognition and accounts receivable:

The Company recognizes the majority of its product revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *"Revenue Recognition in Financial Statements"*. Revenue related to product sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance, provided all other revenue recognition criteria have been met. The Company's sales contracts generally provide for the customer to accept title and risk of loss when the product leaves the Company's facilities. When shipping terms or local laws do not allow for passage of title and risk of loss at the shipping point, the Company defers recognizing revenue until title and risk of loss transfer to the customer. The Company classifies shipping and handling invoiced to customers as revenue and the related costs in cost of sales. Sales and other taxes collected from customers and subsequently remitted to government authorities are recorded as accounts receivable with a corresponding offset recorded to sales taxes payable. These balances are removed from the consolidated balance sheet when the cash is remitted to the tax authority. The Company includes service revenue, related primarily to extended warranty contracts and repairs, in the product revenue line item of its Consolidated Statement of Operations as they are deemed immaterial for separate classification.

The Company's transactions sometimes involve multiple elements (i.e., products and services). Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables"*. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence ("VOE"), and recognized at the time of delivery. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, the Company defers that fair value of the undelivered elements with the residual revenue allocated to the delivered elements. Fair value is determined based upon the price charged when the element is sold separately. If there is not sufficient evidence of the fair value of the undelivered elements, no revenue is allocated to the delivered elements and the total consideration received is deferred until delivery of those elements for which objective and reliable evidence of the fair value is not available. Maintenance or service revenues are recognized ratably over the life of the contract.

For business units that sell software licenses or products in which the software is considered more than incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA")'s Statement of Position ("SOP") 97-2, *"Software Revenue Recognition"*. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regard to installation or implementation remain, fees are fixed or determinable, collectibility is probable, and customer acceptance, when applicable, is obtained. The Company allocates revenue first to the fair value of the undelivered elements and then allocates the residual revenue to the delivered elements. Hardware and software maintenance is marketed under annual and multi-year arrangements and revenue is recognized ratably over the contracted maintenance term.

The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company generally estimates the progress towards completion on contracts with a fixed-fee arrangement on a monthly basis utilizing costs incurred to date as a percentage of total estimated costs to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue and related costs are deferred and recognized upon completion of the contract. When total cost estimates exceed revenues, the Company accrues for the estimated losses immediately.

Deferred revenue is comprised of: (1) maintenance and other service revenues for which payment has been received and for which services have not yet been performed; and (2) revenues related to delivered components of a multiple-element arrangement for which VOE, or VSOE, of fair value is not available for components not yet delivered or accepted by the customer.

Revenue related to the hotel operations is recognized as services are performed.

The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations of its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon specific customer collection issues that have been identified. If it is determined that a current quarter sale is not collectible, recognition of revenue on such sale will be deferred until collection is made.

(e) Warranty costs:

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product-quality programs and processes, its warranty obligations are affected by product failure rates and service delivery costs incurred to correct product failures. Should actual product failure rates or service delivery costs differ from the Company's estimates, (which are based on specific warranty claims, historical data, and engineering estimates, where applicable), revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results. Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery.

(f) Research and development and capitalized software development costs:

Research and product development costs are expensed as incurred and include primarily engineering salaries, stock based compensation, overhead and materials used in connection with research and product development projects.

Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance to SFAS No. 86 "*Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*". Technological feasibility is demonstrated by the completion of a detailed program design. Capitalized costs are amortized on a straight-line basis over the economic lives of the related products, generally three years. Amortization expense was $739, $1,157 and $857 in fiscal years 2007, 2006 and 2005 respectively and is included in product cost of sales. The unamortized balance of capitalized software was $2,319 and $2,670 at July 31, 2007 and 2006 respectively.

(g) Income taxes:

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized. The Company does not provide for U.S. Federal income taxes on undistributed earnings of consolidated foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations. For disclosure purposes, calculations of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

(h) Net income per share:

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and restricted stock.

(i) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less at acquisition date to be cash equivalents. Cash and cash equivalents, primarily in short-term investments of government agencies discounted notes, amounted to $226,545 and $252,407 at July 31, 2007 and 2006, respectively.

(j) Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains a limited bond investment portfolio of various types and maturities with high-credit-quality issuers. Cash and cash equivalents not required for working capital purposes are placed in short-term investments of government agency discounted notes with original maturities for three months or less. The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations on its customers' financial condition.

(k) Marketable securities:

The Company's marketable securities are categorized as available-for-sale securities, as defined by the SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Unrealized marketable securities gains and losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statements of operations under the caption other income or expenses. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(l) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Such management estimates include allowances for doubtful accounts receivable; provisions for inventory to reflect net realizable value; estimates of percentage of completion of contracts; estimates of fair value for investments in privately held companies; intangible assets; valuation allowances against deferred tax assets; and accruals for product warranty, other liabilities, income taxes, and various estimates used in the calculation of stock-based compensation. Actual results could differ from those estimates.

(m) Comprehensive income:

SFAS No. 130, *"Reporting Comprehensive Income,"* established standards for reporting and display of comprehensive income and its components. Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statements of stockholders' equity. Other comprehensive income consists of unrealized gains (net of taxes) on marketable securities of $18 in fiscal year 2006, foreign currency translation gains (net of taxes) of $10,593 and $5,941 in fiscal years 2007 and 2006, respectively.

(n) Stock Based Compensation

Effective August 1, 2005, the Company adopted the provisions of SFAS No. 123(R), *"Share-Based Payment,"* which established accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to August 1, 2005, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, *"Accounting for Stock-Based Compensation"*. Therefore, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all stock options granted under the plans were fixed awards and had an exercise price equal to the market value of the common stock at the time of the grant. Stock-based compensation expenses related to restricted stock granted at no cost to the employees were reflected in net income. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been revised to reflect the fair value method of expensing share-based compensation.

(o) Fair value of financial instruments:

The carrying amounts of cash, cash equivalents, and receivables approximate fair value. The fair values of marketable securities are estimated based on quoted market price for these securities.

(p) Impairment of long-lived assets:

The Company evaluates the recoverability of its long-lived assets, in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset.

(q) Segment information:

The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consists of three reporting segments: Medical Imaging Products, which consists primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring; Digital Radiography Products, which consists primarily of X-ray detectors and direct digital radiography systems for diagnostic and interventional applications in mammography, cardiac, orthopedic, and general radiology applications; and B-K Medical ApS ("B-K Medical") for ultrasound systems and probes in the urology, surgery, and radiology markets. Security Technology Products consists of advanced weapon and threat detection systems and subsystems. During fiscal year 2007, in conjunction with a change in management and the information reviewed by the Company's principal executive officer, the Company determined that it has an additional reporting segment under Medical Technology Products called Digital Radiography Products.

(r) Translation of foreign currencies:

The assets and liabilities of the Company's foreign subsidiaries, whose cash flows are primarily in their local currency, have been translated into U.S. dollars using the current exchange rates at each balance sheet date.

The operating results of these foreign subsidiaries have been translated at average exchange rates that prevailed during each reporting period. Adjustments resulting from translation of foreign currency financial statements are reflected as accumulated other comprehensive income in the consolidated balance sheet. Exchange gains and losses, resulting from foreign currency transactions (transactions denominated in a currency other than that of the entities primary cash flow), excluding long-term intercompany receivables and investments, are included in operations in the period in which they occur. Foreign exchange transaction gains and losses are included in the results of operations in other income. The Company had foreign exchange gains totaling $63 in fiscal year 2007, foreign exchange losses totaling $161 in fiscal year 2006, and foreign exchange gains totaling $133 in fiscal year 2005.

(s) New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes"*, which is an interpretation of SFAS No. 109, *"Accounting for Income Taxes"*. FIN No. 48 requires management to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the "more likely than not" recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on its income tax returns. The Company is required to adopt FIN No. 48 effective as of August 1, 2007. The Company is currently evaluating the effect FIN No. 48 will have on its financial statements.

The Company adopted SFAS No. 158, *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(*R)," effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income and in a separate component of shareholder's equity. The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's Consolidated Balance Sheet at July 31, 2007:

	Before Application of SFAS 158	SFAS 158 Adjustments	After Application of SFAS 158
Other current assets	$ 11,255	$(609)	$ 10,646
Refundable and deferred income taxes	23,112	241	23,353
Total assets	459,509	(368)	459,141
Total liabilities	65,784	—	65,784
Accumulated other comprehensive income	10,593	(368)	10,225
Total stockholders' equity	393,725	(368)	393,357
Total liabilities and stockholders' equity	459,509	(368)	459,141

The Company adopted SAB No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*," effective November 15, 2006. SAB No. 108 requires misstatements to be quantified based on their impact on each of the financial statements and related disclosures. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS No. 157 prescribes a single definition of fair value as the price that is received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for the Company's interim reporting period beginning August 1, 2008. The Company is currently evaluating the effect SFAS No. 157 will have on its financial statements. However, the Company does not believe at this time its adoption will have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115"*. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect SFAS No. 159 will have on its financial statements. However, the Company does not believe at this time its adoption will have a material impact on its financial condition or results of operations.

(t) Basis of presentation:

Certain prior years' financial statement items have been reclassified to conform to the current year's presentation. These reclassifications did not impact net income.

2. Discontinued operations:

During the second quarter of fiscal year 2006, the Company sold its wholly owned subsidiary Camtronics Medical Systems, Ltd. ("Camtronics") for $40,000 in cash, and realized net proceeds of $38,906 after transactional costs. The Company recorded a net gain on the sale of Camtronics of $20,207, net of a tax provision of $8,885, or $1.46 per diluted share. In determining the gain, the Company also provided for estimated indemnification and tax liabilities of $1,754. Subsequent to the sale, in the fourth quarter of fiscal year 2006, the Company recorded an additional indemnification liability of $652.

Prior to the sale, Camtronics had been reported as a separate segment. The Company sold its Camtronics operating segment to better focus on its other core lines of business. This business has been reported as a discontinued operation in accordance with SFAS No. 144 and all periods presented have been revised accordingly to reflect these operations as discontinued.

Revenues and net income (loss) for Camtronics for fiscal years 2006 and 2005 were as follows:

	Year Ended July 31,	
	2006	2005
Total net sales	$11,495	$38,092
Net income (loss)	139	(5,797)

3. Stock-based payment:

Effective August 1, 2005, the Company adopted the provisions of Statement of SFAS No. 123(R), which established accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to August 1, 2005, the Company accounted for share-based compensation to employees in accordance with APB No. 25 and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123. Therefore, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all stock options granted under the plans were fixed awards and had an exercise price equal to the market value of its common stock at the time of the grant. Stock-based compensation expenses related to restricted stock granted at no cost to the employees were reflected in net income. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been revised to reflect the fair value method of expensing share-based compensation.

The following table presents share-based compensation expenses for continuing operations included in the Company's consolidated statements of operations for the fiscal years 2007 and 2006:

	Year Ended July 31,	
	2007	2006
Cost of product sales	$ 157	$ 225
Research and product development	561	1,092
Selling and marketing	162	237
General and administrative	833	1,940
Share-based compensation expense before tax	1,713	3,494
Income tax benefit	(530)	(859)
Net share-based compensation expense	$1,183	$2,635
Effect on earnings (loss) per share:		
Basic	(0.09)	(0.19)
Diluted	(0.08)	(0.19)

The decrease in the pre-tax share-based compensation expense of $1,781 from fiscal year 2006 to fiscal year 2007 is due primarily to a lower amount of equity awards granted in recent years and, to a lesser extent, higher actual forfeitures during fiscal year 2007 than originally estimated.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted for the year ended July 31, 2007. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for the fiscal years 2007 and 2006 as follows:

	Year Ended July 31,	
	2007	2006
Expected option term (1)	5.04 years	5.25 years
Expected volatility factor (2)	31%	30%
Risk-free interest rate (3)	4.71%	3.94%
Expected annual dividend yield	0.6%	0.7%

(1) The option life was determined by estimating the expected option life, using either historical data or the simplified method under SAB No. 107, *Share-Based Payment.*
(2) The stock volatility for each grant is determined based on the review of the experience of the weighted average of historical daily price changes of the Company's common stock over the most recent five years, which approximates the expected option life of the grant.
(3) The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company did not recognize compensation expense for employee stock option grants for fiscal year 2005, when the exercise price of the Company's employee stock options granted in that fiscal year equaled the market price of the underlying stock on the date of grant. The Company had recognized compensation expense for its restricted stock grants. Upon adoption of SFAS 123(R) on August 1, 2005, using the modified prospective method, the Company recognized a benefit of $181 ($120 after tax) as a cumulative effect of a change in accounting principle resulting from the requirement to estimate forfeitures of the Company's restricted stock grants at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate was applied to the previously recorded compensation expense of the Company's unvested restricted stock in determining the cumulative effect of a change in accounting principle. The cumulative benefit, net of tax, increased both basic and diluted earnings per share by $0.01.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in its statements of cash flows. SFAS 123(R) requires the cash flows resulting from the tax benefits in excess of compensation cost recognized for these options ("excess tax benefits") to be classified as financing cash flows. For the fiscal years 2007 and 2006, there was $477 and $363, respectively, of excess tax benefit classified as a financing cash inflow.

The Company had previously adopted the provisions of SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* through disclosure only. The following table illustrates the effects on net income and earnings per share for fiscal year 2005, as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee awards:

	Year Ended July 31, 2005
Income from continuing operations, as reported	$34,659
Add: Employee compensation expense for restricted stock grants amortization included in reported income	1,049
Less: Total employee compensation expense for options and restricted stock grants amortization determined under the fair value method	(3,633)
Pro forma income from continuing operations	$32,075
Income per share from continuing operations:	
Basic—as reported	$ 2.55
—pro forma	2.36
Diluted—as reported	2.54
—pro forma	2.36

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year Ended July 31, 2005
Expected option term	5 years
Expected volatility factor	39%
Risk-free interest rate	3.32%
Expected annual dividend yield	0.8%

Stock Incentive Plans

On January 29, 2007, the Company's stockholders approved two new share-based compensation plans named the "2007 Stock Option Plan" and the "2007 Restricted Stock Plan". There were no grants made under either of these new plans on or prior to July 31, 2007.

Under the Company's 2007 Stock Option Plan, options may either be non-qualified options or incentive stock options and may not be granted at an exercise price less than 100% of the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options may not be granted for a term in excess of ten years (or five years in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Except in certain circumstances, options that vest based on continued service of the optionee may not vest earlier than one year from the date of grant. Unless otherwise provided by the Compensation Committee of the Company's Board of Directors (the "Committee") in the specific option agreement, each option will vest as to 25% of the number of shares of common stock underlying the option on each of the second, third, fourth, and fifth anniversaries of the date of grant.

Under the Company's 2007 Restricted Stock Plan, recipients are awarded shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. Such conditions may include the achievement of performance goals or continued service with the Company. Except in certain circumstances, awards that vest based on continued service may not vest earlier than in three equal installments on each of the first three anniversaries of the date of grant. The Committee may condition an award on the recipient not competing with the Company for a one-year period following termination of such recipient's employment with the Company.

Prior to January 29, 2007, the Company had two key employee stock option plans (one of which has lapsed as to the granting of options), two key employee stock bonus plans, two non-employee director stock option plans (one of which has lapsed as to the granting of options), and one employee stock purchase plan.

Options granted under the two key employee stock option plans generally become exercisable in installments commencing no earlier than two years from the date of grant and ending no later than six years from the date of grant. Unexercised options expire up to seven years from date of grant. Options issued under the plans are non-qualified options or incentive stock options and are issued at prices of not less than 100% of the fair market value of the Common Stock at the date of grant. Options granted under the two non-employee director stock option plans become exercisable in equal installments over three years commencing one year from the date of grant and remain exercisable for ten years from the date of grant. Options issued under the plans are non-qualified options and are issued at prices of 100% of the fair market value of the Common Stock at the date of grant.

Under the Company's key employee stock bonus plans, restricted Common Stock may be granted to key employees under terms and conditions as determined by the Board of Directors. Generally, participants under the stock bonus plans may not dispose or otherwise transfer stock granted for three years from date of grant. Stock granted under these plans generally vest in four equal installments beginning in the third year from the date of grant.

Under the employee stock purchase plan, eligible participants are granted options to purchase the Company's common stock twice a year at the lower of 85% of market value at the beginning or end of each period. Calculation of the number of options granted, and subsequent purchase of these shares, is based upon voluntary payroll deductions during each six-month period. The number of options granted to each employee under this plan, when combined with options issued under other plans, is limited to a maximum outstanding value of $25 during each calendar year.

The fair value of each option granted under the employee stock purchase plan was estimated on the expected grant date using the Black-Scholes option pricing model with the following assumptions:

	Year Ended July 31,	
	2007	2006
Expected option term	.5 years	.5 years
Expected volatility factor	37%	25%
Risk-free interest rate	5.19%	3.43%
Expected annual dividend yield	0.7%	0.7%

At July 31, 2007, 1,744,811 shares were reserved for grant under the above stock option, bonus and purchase plans.

The following table sets forth the stock option and restricted stock transactions for fiscal year 2007:

	Stock Options Outstanding				Non-Vested Restricted Stock	
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at July 31, 2006	**425,747**	**$43.04**	**4.23**	**$1,622**	**138,114**	**$43.59**
Granted	68,700	63.48			16,500	62.22
Exercised	(123,997)	41.40				
Vesting of restricted stock	—				(34,875)	43.10
Cancelled (forfeited and expired)	(31,862)	45.56			(33,249)	45.66
Outstanding at July 31, 2007	**338,588**	**47.55**	**4.15**	**$8,954**	**86,490**	**46.54**
Options vested or expected to vest at July 31, 2007	**294,752**	**46.82**	**3.98**	**8,012**		
Options exercisable at July 31, 2007	**138,968**	**43.23**	**3.14**	**4,276**		

The weighted average fair value of stock options granted during fiscal years 2007, 2006, and 2005 was $21.49, $15.33, and $15.09 per share, respectively.

During the twelve months ended July 31, 2007 and 2006, the total intrinsic value of options exercised (i.e., the difference between the market price and the price paid by the employee to exercise the options) was $570 and $4,009, respectively, and the total amount of cash received from the exercise of these options was $5,133 and $8,772, respectively. The total fair value of restricted stock grants that vested during the year ended July 31, 2007 and 2006 was $2,109 and $2,410, respectively.

The following table summarizes information about stock options outstanding at July 31, 2007:

	Options Outstanding			Vested Options	
Range of Exercise Prices	Number of Shares	Weighted Average of Remaining Contract Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$34.75 - $41.32	124,631	3.14	$39.91	59,584	$38.64
41.34 - 48.79	90,748	4.33	43.65	46,908	43.10
49.52 - 64.70	116,209	4.91	57.67	32,476	51.85
66.47 - 66.47	7,000	6.85	66.47	—	—
34.75 - 66.47	338,588	4.15	47.55	138,968	43.23

As of July 31, 2007, there was $4,460 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option and restricted stock bonus plans. That cost is expected to be recognized over a weighted-average period of 2.8 years. The Company amortizes stock-based compensation on the straight-line method.

The actual tax benefit realized for the tax deductions from option exercises totaled $818 for fiscal year 2007.

4. Restructuring and asset impairment charges:

Cost of Sales

During fiscal years 2007 and 2006, the Company incurred asset impairment charges as cost of sales in the Company's Consolidated Statements of Operations under the caption "Asset Impairment Charges" as follows:

	Year Ended July 31,	
	2007	2006
Medical Technology Products:		
Digital Radiography Products:		
Assets related to the digital radiography business	$8,625	$ —
Medical Imaging Products:		
Inventory of CT Medical Program	—	5,772
Corporate and other:		
Inventory of AraSky Limited, formerly known as SKY Computers, Inc. ("SKY")	—	1,589
Total	$8,625	$7,361

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Assets related to the digital radiography business

As a result of continuing losses in its digital radiography business and the related business outlook, the Company evaluated the net realizability of all of the assets related to this business at October 31, 2006. As a result, the Company recorded an asset impairment charge of $9,705 associated with the write-down of the Company's digital radiography system business assets to their estimated fair values as a group based upon the present value of estimated future cash flows of the business. Of the $9,705 in asset impairment charges, $8,625 was recorded to cost of sales and $1,080 was recorded to operating expenses. Amounts recorded to cost of sales included $4,144 related to inventory, $4,191 related to a software license, and $290 related to other assets. During fiscal year 2007, the Company continued to consider several alternatives regarding how to reduce future losses of the digital radiography business. In August 2007, the Company notified customers of its subsidiary, ANEXA Corporation ("Anexa"), which is part of the Digital Radiography Products segment, that sales and marketing of Anexa products would cease immediately, but that Analogic would continue to service and support the products currently with customers for the foreseeable future.

Inventory of CT Medical Program

In conjunction with ongoing discussions between the Company and an OEM customer in fiscal year 2006, significant uncertainty arose with respect to the viability of a CT medical development program and the realizability of the related assets. As a result, the Company recorded asset impairment charges of $5,772 in the fourth quarter of fiscal year 2006 for the write-down of inventories.

Inventory of SKY

In fiscal year 2006, the Company decided to close SKY based on continued lower-than-expected sales. The restructuring charges related to the closure involved the write-downs of certain inventory for $1,589.

Operating Expenses

During fiscal years 2007, 2006, and 2005, the Company recorded restructuring and asset impairment charges as an operating expense in the Company's Consolidated Statements of Operations under the caption "Restructuring and Asset Impairment Charges" as follows:

	Year Ended July 31,		
	2007	2006	2005
Medical Technology Products:			
Medical Imaging Products:			
Shenzhen Anke High Tech Co. Ltd ("SAHCO")	$ —	$ 275	$ —
Photo Detection Systems, Inc. ("PDS")		216	2,160
Capitalized software of CT Medical Program	—	5,808	479
Manufacturing license of CT Medical Program	—	—	361
Digital Radiography Products:			
Assets related to the digital radiography business	1,080	—	—
Corporate and other:			
SKY	—	1,216	—
Total	$1,080	$7,515	$3,000

Assets related to the digital radiography business

Of the $9,705 in asset impairment charges related to the digital radiography business, $1,080 was recorded to operating expenses. The $1,080 asset impairment charge included $696 related to capitalized software under development at the time and $384 related to other assets.

SAHCO

The Company has a 44.6% equity interest in SAHCO, located in the People's Republic of China. The Company reviewed this investment for other-than-temporary impairment in accordance with APB No. 18, "*The Equity Method of Accounting for Investment in Common Stock*", and determined that at January 31, 2006, its investment in SAHCO was impaired based on its current fair value. In the second quarter of fiscal year 2006, the Company recorded an asset impairment charge of $275 related to this investment which represented the remaining book value of this investment.

PDS

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PDS of Acton, Massachusetts. PDS, a privately held company, developed proprietary detection systems for high-performance Positron Tomography, a rapidly growing medical diagnostic imaging modality. In addition, the Company also received a convertible promissory note in the principal amount of $1,367 and an exclusive license of PDS technology for non-PET products. The convertible promissory note was convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. During fiscal year 2005, upon PDS' achievement of a technology milestone, the exclusive license of PDS technology reverted back to PDS and the Company received a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. Since the second quarter of fiscal year 2005, the Company had been accounting for this investment under the cost method of accounting in accordance with EITF No. 02-14, "*Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock*". The Company reviewed this investment for other-than- temporary impairment in accordance with SFAS No. 115, " *Accounting for Certain Investments in Debt and Equity Securities*" and determined that, at October 31, 2005, its investment in PDS was impaired based on its current fair value, and therefore, recorded an asset impairment charge of $216 in the quarter ended October 31, 2005. During fiscal year 2005, the Company recorded asset impairment charges in PDS of $2,160, based on its current fair value. See Note 10 for further discussion regarding PDS.

Capitalized software of CT Medical Program

The Company had capitalized $5,808 in software development costs of which $3,850 related to a medical CT workstation project and $1,958 related to a medical CT development program. The objective of the medical CT workstation program was to broaden the current market opportunity for the Company's CT Medical scanner back end subsystem by developing a front end system which would provide a complete solution for its customers. During the fourth quarter of fiscal year 2006, management concluded that significant additional investment would be required to complete the development efforts on this front-end system and decided to no longer pursue its development efforts, and recorded an impairment charge of $3,850. With regard to the medical CT development program, in the fourth quarter of 2006, the Company evaluated viability of this capitalized software with respect to future use and realizability and, based on this evaluation, the Company recorded an impairment charge of $1,958.

The Company had previously capitalized $479 in software development costs related to a Medical Imaging project. In fiscal year 2005, the Company determined that this project did not meet anticipated future market requirements and decided to focus its effort on other existing development projects. As a result, the Company recorded in fiscal year 2005 an impairment charge of $479 which represents the total amount capitalized by the Company for this project.

Manufacturing license of CT Medical Program

On January 24, 2003, the Company purchased a manufacturing license for $500 which would allow the Company to utilize mobile portable X-ray technology. In fiscal year 2005, management decided to no longer pursue their research and development efforts in this area due to limited resources. Accordingly, the Company has put this project on hold and is uncertain as to whether the Company will be able to utilize this technology in the future.

The Company had been amortizing the cost of the license over a five-year period. The Company determined that this intangible asset was impaired and recorded an impairment charge of $361 in fiscal year 2005.

SKY

During fiscal year 2006, the Company decided to close the business operations of its wholly owned subsidiary, SKY, based on continued lower than expected sales. The closing of SKY involved (1) the termination of approximately 40 employees, most of whom have been engaged in product development, sales, and administrative activities; (2) the write-down of certain capital assets; and (3) the write-down of certain inventory. In accordance with SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* the Company recorded a total charge of $1,216 in fiscal year 2006, of which $906 was for severance and $310 was for a write-down of capital assets within the operating expenses in the Consolidated Statements of Operations under the caption "Restructuring and asset impairment charges".

On November 1, 2006, the Company sold certain assets and liabilities of SKY, including its obligation to service previously sold products, for a price of $405. The $405 includes $225 in cash paid at closing, $150 in cash paid in December 2006, and the assumption of $30 in liabilities. The Company recorded a gain of $205 from the sale in fiscal year 2007.

The following table summarizes accrued severance activity in fiscal years 2007 and 2006 relating to SKY:

	Involuntary Employee Severance
Balance at July 31, 2005	$ —
Restructuring charge	906
Cash payments	(644)
Balance at July 31, 2006	$ 262
Restructuring charge	—
Cash payments	(262)
Balance at July 31, 2007	$ —

5. Net income per share:

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of Common Stock, including unvested restricted stock and the assumed exercise of stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for fiscal years 2007, 2006 and 2005:

	(In thousands, except per share data)		
	Year Ended July 31,		
	2007	2006	2005
Income from continuing operations before	$15,380	$ 4,600	$34,659
Income (loss) from discontinued operations, net of tax	—	139	(5,797)
Gain on disposal of discontinued operations, net of tax	—	20,207	—
Cumulative effect of change in accounting principle, net of tax	—	120	—
Net income	$15,380	$25,066	$28,862
Weighted average number of common shares outstanding-basic	13,814	13,704	13,566
Effect of dilutive securities:			
Stock options and restricted stock	132	149	53
Weighted average number of common shares outstanding-diluted	13,946	13,853	13,619
Basic earnings (loss) per share, net of tax:			
Income from continuing operations	$ 1.11	$ 0.34	$ 2.55
Income (loss) from discontinued operations	—	0.01	(0.42)
Gain on disposal of discontinued operations	—	1.47	—
Cumulative effect of change in accounting principle	—	0.01	—
Net income	$ 1.11	$ 1.83	$ 2.13
Diluted earnings (loss) per share, net of tax:			
Income from continuing operations	$ 1.10	$ 0.33	$ 2.54
Income (loss) from discontinued operations	—	0.01	(0.42)
Gain on disposal of discontinued operations	—	1.46	—
Cumulative effect of change in accounting principle	—	0.01	—
Net income	$ 1.10	$ 1.81	$ 2.12
Anti-dilutive shares related to outstanding stock options	67	205	270

Anti-dilutive shares related to outstanding stock options may become dilutive in future years.

6. Risks and Uncertainties:

The Company is subject to risks common to companies in the medical and security technology industries. These risks, which could have a material and negative impact on the Company's business, financial condition, and results of operations, include, but are not limited to, loss of any significant customer, dependence on key suppliers, and United States and foreign regulatory clearances and approvals.

Customers

The Company had three customers, as set forth in the table below, who accounted for 10% or more of the net product and engineering revenue during fiscal years 2007, 2006, and 2005.

	Year Ended July 31,		
	2007	2006	2005
Customer 1	18%	19%	15%
Customer 2	11%	17%	16%
Customer 3	(*)	(*)	10%

Note (*): Total product and engineering revenues were less than 10% in this fiscal year.

The Company's ten largest customers as a group accounted for 68%, 70%, and 66% of the Company's net product and engineering revenue for fiscal years 2007, 2006, and 2005, respectively.

Although the Company is seeking to broaden its customer base, the Company will continue to depend on sales to a relatively small number of major customers. Because it often takes significant time to replace lost business, it is likely that operating results would be adversely affected if one or more major customers were to cancel, delay, or reduce significant orders in the future. Customer agreements typically permit the customer to discontinue future purchases after timely notice. In addition, the Company generates significant accounts receivable in connection with the products it sells and the services it provides to its major customers. Although its major customers are large corporations, if one or more of its customers were to become insolvent or otherwise be unable to pay for the Company's products and services, the Company's operating results and financial condition could be adversely affected.

United States or Foreign Regulatory Clearances and Approvals

The Company's products are used by a number of its customers in the production of medical devices that are subject to a high level of regulatory oversight. A delay in obtaining or inability to obtain any necessary United States or foreign regulatory clearances or approvals for products could have a material adverse effect on its business. The process of obtaining clearances and approvals can be costly and time-consuming. There is a further risk that any approvals or clearances, once obtained, might be withdrawn or modified. Medical devices cannot be marketed in the United States without clearance from the FDA. Medical devices sold in the United States must also be manufactured in compliance with FDA rules and regulations, which regulate the design, manufacture, packing, storage, and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research and labeling. Each state may also regulate the manufacture, sale, and use of medical devices. Medical devices are also subject to approval and regulation by foreign regulatory and safety agencies.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

7. Marketable securities:

Marketable securities are categorized as available-for-sale securities and summarized as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
July 31, 2007				
Debt securities issued by various state and local municipalities and agencies	$2,000	$—	$—	$2,000
July 31, 2006				
Debt securities issued by various state and local municipalities and agencies	5,800	30	—	5,830

All investments held at July 31, 2007 are due within one year.

There are no realized gains or losses on marketable securities as the Company has not sold any marketable securities, included above, during the periods presented and cost has approximated fair value at the maturity dates.

8. Balance sheet information:

Additional information for certain balance sheet accounts is as follows for the years ended:

	July 31, 2007	July 31, 2006
Inventories:		
Raw materials	$27,825	$30,164
Work-in-process	13,499	12,984
Finished goods	13,089	12,370
	$54,413	$55,518
Accrued liabilities:		
Accrued employee compensation and benefits	$12,964	$10,002
Accrued warranty	5,241	4,777
Other	8,365	9,332
	$26,570	$24,111
Advance payments and deferred revenue:		
Deferred revenue	$10,311	$ 7,352
Ramp-up funds	454	469
Customer deposits	752	1,565
	$11,517	$ 9,386

9. Intangible assets:

Intangible assets at July 31, 2007 and July 2006, which will continue to be amortized, consisted of the following:

	July 31, 2007			July 31, 2006		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Intellectual Property	$8,264	$7,851	$413	$8,264	$6,196	$2,068

Amortization expense related to acquired intangible assets was $1,662, $1,626, and $1,612 for fiscal years 2007, 2006, and 2005, respectively. The estimated life of intangible assets is five years.

The estimated future amortization expenses related to intangible assets for each of the five succeeding fiscal years, is expected to be as follows:

2008	$ 404
2009	9
2010	—
2011	—
2012	—
	$ 413

10. Investments in and advances to affiliated companies:

The Company has a 44.6% equity ownership interest in SAHCO located in The People's Republic of China. During fiscal year 2006, the Company recorded $455 of expense as its share of equity losses, and $474 of income as its share of gains in SAHCO in fiscal year 2005. Also, during fiscal year 2006, the Company reviewed this investment for other-than-temporary impairment in accordance with APB No. 18, and determined that its investment in SAHCO was impaired based on its fair value. The Company recorded an asset impairment charge related to this investment of $275, which represented the Company's book value. The carrying value of the Company's investment in SAHCO was $0 at July 31, 2007 and 2006.

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PDS. PDS, a privately held company, developed proprietary detection systems for high-performance Positron Emission Tomography ("PET"), a rapidly growing medical diagnostic imaging modality. PET scanning is a tool in the diagnosis and management of cancer, specifically for detecting early-stage tumors and determining tissue characteristics before and after treatment. In addition, the Company also received a convertible promissory note in the principal amount of $1,367 and an exclusive license of PDS technology for non-PET products. The convertible promissory note was convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. If converted, the Company's equity interest would increase by 9%. During fiscal year 2005, upon PDS' achievement of a technology milestone, the exclusive license of PDS technology reverted back to PDS and the Company received a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. The exercise of this warrant would increase the Company's equity interest by 20%. The Company's current equity interest, the potential conversion of the promissory note into Series B Convertible Participating Preferred Stock, and the potential exercise of the warrant could result in the Company having a 40% equity interest in PDS. Additionally, under certain circumstances in the future, the Company may at its discretion, or may be required to, purchase the remaining 60% equity at its then fair value.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company accounted for this investment under the equity method due to the Company's ability to exercise significant influence over operating and financial policies. Effective with the second quarter of fiscal year 2005, the Company changed the accounting method for its investment in PDS from the equity method to the cost method of accounting in accordance with EITF No. 02-14. Subsequently, the Company reviewed this investment for other-than-temporary impairment in accordance with SFAS No. 115. The Company determined that its investment in PDS was impaired based on its current fair value, and therefore, recorded an asset impairment charge totaling $216 in the first quarter of fiscal year 2006, as compared to $2,160 during the second, third, and fourth quarters of fiscal year 2005. Prior to the effective date of EITF No. 02-14, the Company recorded its share of PDS losses of $759 as research and product development expenses in fiscal year 2005. At July 31, 2005, the Company's investment in PDS was recorded, net of impairment charges, at $0 value. During the second quarter of fiscal year 2006, the Company invested $471 in PDS. The Company reviewed this investment for other-than-temporary impairment and determined that its investments in PDS was not impaired based on its current fair value. In February 2006, the Company elected to convert the outstanding principle represented by the convertible promissory note and to exercise the warrant received into shares of PDS Series B Convertible Participating Preferred Stock, increasing the Company's equity interest in PDS to 43.8%. Following the increase in equity interest, the Company re-evaluated the accounting for its investment in PDS, including the consideration of FIN No. 46 (revised December 2003), "*Consolidation of Variable Interest Entities*" an interpretation of ARB No. 51", and EITF No. 02-14 and determined that its investment should be accounted for under the equity method. The Company evaluated the change from cost to equity method under APB No. 18, and determined that no adjustment was required. For the remainder of fiscal years 2007 and 2006, the Company recorded its equity share of PDS losses of $667 and $332, respectively, and the Company's investments in PDS, net of additional investments, at July 31, 2007 and 2006, was $0 and $667, respectively.

During fiscal year 2005, the Company had a 14.6% equity interest in Cedara Software Corporation ("Cedara"), which is a publicly traded Canadian company. On April 1, 2004, the Company's guarantee of certain debt owed by Cedara to its lender was cancelled, along with the security agreement between the Company and Cedara's lending bank. On November 8, 2004, the two affiliates whom the Company had appointed to the Cedara Board of Directors resigned from the Cedara Board. As a result, the Company on November 8, 2004 changed its accounting for this investment from the equity method to the cost method of accounting because the Company's ability to exercise significant influence over operating and financial policies of Cedara had ceased. On February 17, 2005, the Company sold its equity interest in Cedara for $50,752 and realized a gain of approximately $43,829 from the sale. During fiscal year 2005, the Company entered into a six-year license agreement with Cedara for $6,000 which allows the Company to incorporate all of Cedara's software products into the Company's equipment and resell such equipment to the Company's customers. The Company entered into a maintenance contract in the amount of $150 for the first year. At the Company's option this maintenance contract may be renewed each year at $150 The Company has the option to further extend the license agreement for up to an additional four years on similar terms. The Company capitalized the costs of the license agreement and amortized the cost ratably over the life of the agreement in the Company's product cost of sales during fiscal years 2006 and 2005. The remaining unamortized capitalized costs of the license agreement were written-down in fiscal year 2007.

On May 23, 2007, Bio-Imaging Research, Inc. ("BIR"), of which the Company had approximately a 17% ownership interest, declared a dividend, of which $1,429 was paid to the Company on May 24, 2007. This investment was being accounted for under the cost method and as of April 30, 2007 the book value was $200. On May 24, 2007, the Company sold its entire ownership interest in BIR for approximately $3,714, of which $2,807 was paid in cash upon closing and the remaining $907 will be held in escrow for a period of up to two years from the date of closing to secure any indemnification claims. The Company recorded income before taxes on the sale and related dividend income of approximately $4,036 during the fourth quarter of fiscal year 2007 based on the cash received. The escrowed balance, less any amounts used to satisfy indemnification claims, will be recognized as income as the cash is received. On September 4, 2007, the Company received $84 of the $907 held in escrow, which will be recorded as income in the first quarter of fiscal year 2008.

11. Commitments and guarantees:

The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Also, to the extent permitted by Massachusetts law, the Company's Articles of Organization require the Company to indemnify directors of the Company and the Company's by-laws require the Company to indemnify the present or former directors and officers of the Company and also permit indemnification of other employees and agents of the Company for whom the Company's Board of Directors (the "Board") from time to time authorizes indemnification. In no instance, however, will indemnification be granted to a director otherwise entitled thereto who is determined to have (a) committed a breach of loyalty to the Company or its stockholders, (b) committed acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, or (c) derived any improper personal benefit in connection with a particular transaction. Because no claim for indemnification has been made by any person covered by said agreements, and/or the relevant provisions of the Company's Articles of Organization or By-laws, the Company believes that its estimated exposure for these indemnification obligations is currently minimal. Accordingly, the Company has no liabilities recorded for these indemnity agreements and requirements as of July 31, 2007.

During August 2006, a dispute arose between the Company and an OEM customer with whom the Company had a development agreement regarding a medical CT program. The dispute related to whether either party breached the agreement. In February 2007, a settlement was finalized, resulting in a total charge of $221 during fiscal year 2007.

In November 2002, the FASB issued FIN No. 45 *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34"* ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The following is a summary of agreements that the Company determined is within the scope of FIN 45.

The Company's standard original equipment manufacturing and supply agreements entered in the ordinary course of business typically contain an indemnification provision pursuant to which the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any United States patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company's products. Such provisions generally survive termination or expiration of the agreements. The potential amount of future payments the Company could be required to make under these indemnification provisions is, in some instances, unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes that its estimated exposure on these agreements is currently minimal. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2007.

Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery. The Company provides for the estimated cost of product and service warranties based on specific warranty claims, claim history and engineering estimates, where applicable.

The following table presents the Company's product warranty liability for the years then ended:

	July 31,	
	2007	2006
Balance at the beginning of the period	$ 4,777	$ 4,057
Accrual	6,018	5,761
Settlements made in cash or in kind during the period	(5,554)	(5,041)
Balance at the end of the period	$ 5,241	$ 4,777

During August 2007, an OEM customer notified the Company that one of its products was experiencing performance issues. The Company is working with the OEM customer to resolve the issues that exist and has accrued for its best estimate of the potential costs related to the resolution of this matter at July 31, 2007. The amount accrued at July 31, 2007 related to these issues is not material, however, actual costs upon final resolution could be different.

The Company currently has approximately $23,954 in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings in fiscal year 2007 or in fiscal year 2006.

12. Leases and other commitments:

Certain of the Company's subsidiaries lease manufacturing and office space are under non-cancelable operating leases. These leases contain renewal options. The Company leases certain other real property and equipment under operating leases which, in the aggregate, are not significant.

Rent expense associated with the Company's operating leases was approximately $1,625, $1,418 and $2,307 in fiscal years 2007, 2006, and 2005, respectively.

The following is a schedule by year of future minimum lease payments at July 31, 2007:

Fiscal Year	Operating Leases
2008	$1,956
2009	1,478
2010	970
2011	559
2012	548
Thereafter	1,297
	$6,808

At July 31, 2007 the Company had outstanding non-cancelable purchase orders aggregating $35,484. The purchase orders are for manufacturing and non-manufacturing related goods and services.

13. Other (income) expense:

Other income consists primarily of interest income on short- and long-term marketable securities, gain or (loss) attributable to investments on unconsolidated affiliates, which the Company accounts for under the cost or equity method, foreign exchange gains (losses), and income (loss) on the sale of property, plant and equipment.

The Company recorded income before taxes on the sale of its investment in BIR and related dividend income of approximately $4,036 during the fourth quarter of fiscal year 2007 based on the cash received. See Note 10 for further discussion of the BIR transaction. In, fiscal year 2005, the Company realized a gain of $43,829 on the sale of marketable securities related to the Company's sale of its equity interest in Cedara.

In fiscal years 2007 and 2005, the Company had foreign exchange gains of $63 and $133, respectively, versus a foreign exchange loss of $161 in fiscal year 2006 with respect to inter-company transactions.

14. Retirement Plans:

401(k) Plan

The Company has a qualified retirement plan called the Analogic 401(k) Plan (the "Plan") to provide retirement income for eligible employees through employee contributions and employer contributions from the Company. Employer contributions are discretionary and may be in the form of a direct profit sharing contribution or a discretionary matching contribution as determined and approved by the Board of Directors. The Company contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. All contributions vest immediately.

The Plan, as allowed under Section 401(k) of the Internal Revenue Code, permits tax-deferred salary/wage deductions for eligible employees. Employees may contribute from 1% to 80% of their eligible compensation to the Plan, limited to a maximum annual amount as determined by the Internal Revenue Service.

Beginning in fiscal year 2003, the Company decided to contribute 5% of its net income, as defined, to the Plan. Beginning in fiscal year 2007, the Company decided to contribute to the Plan, the greater of 5% of its net income, as defined by the Plan, or $1,200. The Company, after further review of the Plan and with Board approval, made the decision to increase the contribution for fiscal year 2007 from $1,200 to $1,471. The Company's contributions to the Plan totaled $1,471, $1,303, and $1,493, in fiscal years 2007, 2006, and 2005, respectively.

Defined Benefit Retirement Plan

The Company's Canadian subsidiary, ANRAD CORPORATION, sponsors a defined benefit retirement plan called the Anrad Retirement Plan (the "Anrad Plan"). The Anrad Plan provides benefits to employees based on a formula recognizing length of service and final average earnings. The measurement date used for the plan is July 31. The Company recognizes the periodic pension expense in its consolidated statement of operations and the associated assets or liabilities on its consolidated balance sheet.

Effective July 31, 2007, the Company adopted SFAS No. 158. See Note 1 for the incremental effects of the initial adoption of SFAS No. 158 on the Company's Consolidated Balance Sheet at July 31, 2007.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Anrad Plan Participants

The number of participants was as follows at July 31, 2007:

Active employees	96
Vested former employees	8
Retirees and beneficiaries	2
Total	106

The estimated net prior service cost, net transition asset, and net actuarial loss for the Anrad Plan that will be amortized from stockholders' equity into pension cost in fiscal year 2008 are $9, $15, and $25, respectively. Comparable amortized amounts in fiscal year 2007, respectively, were $9, $24, and $59.

Net Periodic Benefit Cost

	July 31,		
	2007	2006	2005
Service cost	$ 722	$ 548	$ 345
Interest cost	277	204	130
Expected return on plan assets	(245)	(168)	(115)
Amortization of transition asset obligations	(24)	(23)	(21)
Amortization of prior service costs	9	8	8
Amortization of net actuarial loss recognized	59	26	—
Total cost	$ 798	$ 595	$ 347

Actuarial Assumptions

Actuarial assumptions for the Anrad Plan are described below. The discount rates at July 31 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

	July 31,		
	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%
Expected return on assets	6.50%	6.50%	7.00%
Salary increase	3.75%	4.00%	4.25%

To determine the expected long-term rate of return on the Anrad Plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets.

The Company amortizes experienced gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions over a period no longer than the average future service of employees.

Funding Policy

The funding policy for the Anrad Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as the Company may determine to be appropriate. During fiscal years 2007, 2006, and 2005 the Company made contributions to the Anrad Plan of $1,531, $1,045, and $437, respectively, and made payments for benefits and administrative expenses of $687, $288, and $58, respectively. In fiscal year 2008, the Company expects to make contributions and payments for benefits and administrative expenses of $1,176 and $144, respectively.

Benefit Obligations

Benefit obligations are described in the following tables. Accumulated and projected benefit obligations ("ABO" and "PBO") represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

Projected Benefit Obligation

	2007	2006
Balance at August 1	$4,359	$2,833
Current service cost	722	548
Foreign currency exchange loss	253	256
Interest cost	277	203
Net actuarial (gain) / loss	(562)	802
Benefit payments	(664)	(283)
Balance at July 31	$4,385	$4,359

Accumulated Benefit Obligation

ABO balances for the Anrad Plan was $2,433 and $2,301 at July 31, 2007 and 2006, respectively.

Fair Value of Plan Assets

	2007	2006
Balance at August 1	$3,279	$2,074
Actual return on plan assets	416	253
Employer contributions	1,531	1,045
Benefits paid	(664)	(283)
Foreign currency exchange gain	270	190
Balance at July 31	$4,832	$3,279

Plan Asset Allocation

The Anrad Plan assets are held in trust, as follows:

	July 31, 2007		July 31, 2006
	Target allocation	Actual allocation	Actual allocation
Equity securities	65.0%	64.8%	64.4%
Debt securities	35.0%	35.2%	35.6%
Total	100.0%	100.0%	100.0%

The Pension Committee of the Anrad Plan sets investment policies and strategies for the Anrad Plan. Long-term strategic investment objectives include preserving the funded status of the Anrad Plan and balancing risk and return. The Pension Committee oversees the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally the Pension Committee will approve allocations above or below a target range.

Estimated Future Benefit Payments

Estimated future benefit payments under the Anrad Plan are as follows:

2008	2009	2010	2011	2012	2013-16
$ 134	$144	$152	$178	$184	$1,185

Prepaid Pension Asset

The Company's recorded assets and liabilities for the Anrad Plan were as follows:

	July 31,	
	2007	2006
Prepaid pension asset	$1,056	$266
Accumulated other comprehensive income	(609)	—
Net amount recognized on the balance sheet	$ 447	$266

15. Income taxes:

The components of the provision for income taxes on operations are as follows:

	July 31,		
	2007	2006	2005
Current income taxes (benefit):			
Federal	$ 5,534	$ 5,750	$17,432
State	580	(394)	1,298
Foreign	178	984	571
	6,292	6,340	19,301
Deferred income taxes (benefit):			
Federal	(2,818)	(6,895)	(3,730)
State	(58)	680	79
Foreign	(121)	(592)	274
	(2,997)	(6,807)	(3,377)
	$ 3,295	$ (467)	$15,924

Income (loss) from continuing operations before income taxes from domestic and foreign operations is as follows:

	July 31,		
	2007	2006	2005
Domestic	$20,691	$ 5,626	$51,590
Foreign	(2,016)	(1,493)	(1,007)
	$18,675	$ 4,133	$50,583

The components of the deferred tax assets and liabilities are as follows:

July 31, 2007	Deferred Tax Assets	Deferred Tax Liabilities
Deferred Revenue	$ 1,172	$ —
Intangibles	5,667	291
Depreciation	—	2,968
Bad debt	136	—
Capitalized interest and other costs	227	267
Inventory	5,196	—
Warranty	1,796	—
Benefit plans	1,709	—
Indemnification accruals	134	—
Unrealized gain/loss	6,771	1,751
Capitalized software, net	—	289
State net operating loss	193	—
Foreign tax credit carry forwards	303	—
Foreign net operating loss	1,712	—
State tax credit carry forwards	2,304	—
Comprehensive income	—	511
Miscellaneous	641	41
	27,961	6,118
Valuation allowance	(3,864)	—
	$24,097	$6,118

July 31, 2006	Deferred Tax Assets	Deferred Tax Liabilities
Deferred Revenue	$ 791	$ —
Intangibles	3,256	222
Depreciation	—	3,272
Bad debt	218	—
Capitalized interest and other costs	140	440
Inventory	6,008	—
Warranty	1,690	—
Benefit plans	2,031	—
Indemnification accruals	371	—
Unrealized gain/loss	6,850	1,990
Capitalized software, net	—	871
Foreign tax credit carry forwards	285	—
Foreign net operating loss	1,549	—
State tax credit carry forwards	1,647	—
Comprehensive income	—	488
Miscellaneous	469	64
	25,305	7,347
Valuation allowance	(3,094)	—
	$22,211	$7,347

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

	Year Ended July 31,		
	2007	2006	2005
U.S. federal statutory tax rate	35%	35%	35%
Export sales benefit	-1%	-4%	-1%
State income taxes, net of federal tax benefit	0%	-17%	1%
Incentive stock options net of disqualified dispositions	1%	8%	0%
Domestic production benefit	-1%	-4%	0%
Dividends received deduction	-2%	0%	0%
Gain (loss) on investment	-4%	-13%	0%
Tax exempt interest	0%	-3%	-1%
General business credit	-5%	-4%	-2%
Valuation allowance	3%	19%	3%
Effect of international operations	-6%	-32%	-3%
Increase (decrease) in tax reserves	-1%	3%	-1%
Other items, net	-1%	1%	0%
Effective tax rate	18%	-11%	31%

The Company does not provide for U.S. Federal income taxes on undistributed earnings of consolidated foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances that exist if and when remittance occurs. During the third quarter of fiscal year 2006, the Company recorded a provision-to-return adjustment which provided an out-of-period tax benefit of $329.

As of July 31, 2007 the Company had net operating loss carryforwards in Belgium and Germany of approximately $4,024 and $296 respectively, which have no expiration date and a loss carryforward of $524 in Italy which will expire in 2012. As of July 31, 2007, the Company had state net operating losses of $2,609 which will expire in fiscal year 2012. As of July 31, 2007, the Company also had state tax credit carryforwards of $3,544 which will expire in 2022.

Management has determined that it is more likely than not that the Company will not recognize the benefit of certain foreign losses, state losses, and tax credits and as a result, valuation allowances have been established at July 31, 2007 and July 31, 2006. The change in the valuation allowance in fiscal year 2007 is primarily the result of income in Belgium, and the addition of state tax net operating loss carryovers and credits where by use cannot be assured.

During fiscal year 2005, the Company identified potential additional tax benefits to be realized for the fiscal years 2000 through 2004 related to federal and state tax credits for research and development expenditures. A study has been completed and amended returns filed for fiscal years 2000 through 2003. The amount of federal and state credits claimed, net of third-party costs incurred related to the tax study, was approximately $6,150. To date, $645 has been received related to fiscal year 2000 and fiscal year 2001 and has been benefited through the tax rate. The fiscal year 2004 return and the amended returns are currently under IRS and state revenue department audits. Accordingly, the Company will recognize the remaining tax benefits related to these tax credits after completion of the IRS and state revenue tax audits. Contingent third-party costs incurred related to the refunds will be recognized as the benefit is recognized, and are approximately $1,200. The Company has comparable benefits in subsequent fiscal years 2005 through 2007 of approximately $900 that will also be recognized upon the completion of the audit.

The refundable and deferred tax assets include U.S. Federal and state refund claims. The fiscal year 2004 Federal net operating loss was carried back to offset the fiscal year 2002 and fiscal year 2003 Federal income tax returns and is expected to generate a refund of $4,918 at completion of the IRS audit discussed above. In addition, state tax credits, net of federal tax cost, of $236, are being claimed on amended state tax returns. These additional credits are in addition to the R&D credits discussed above. Refunds are not expected to be received until completion of the tax audits discussed above.

16. Quarterly results of operations (unaudited):

The following is a summary of unaudited quarterly results of operations for fiscal year 2007 and fiscal year 2006:

	For the Quarters Ended							
	October 31, 2005	January 31, 2006	April 30, 2006	July 31, 2006	October 31, 2006	January 31, 2007	April 30, 2007	July 31, 2007
Revenues	$86,410	$100,011	$81,306	$83,718	$75,602	$88,358	$83,889	$92,933
Gross Margin (A)	30,[illegible]89	41,036	29,130	20,680	18,038	32,642	32,777	33,758
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle (B)	1,063	9,097	2,510	(8,070)	(5,360)	5,420	6,998	8,322
Income (loss) from discontinued operations	159	—	—	(20)	—	—	—	—
Gain on disposal of discontinued operations	—	20,640	—	(433)	—	—	—	—
Cumulative effect of change in accounting principle	120	—	—	—	—	—	—	—
Net income (loss)	$ 1,342	$ 29,737	$ 2,510	$ (8,523)	$ (5,360)	$ 5,420	$ 6,998	$ 8,322
Basic earnings (loss) per share:								
Income (loss) from continuing operations	$ 0.08	$ 0.67	$ 0.18	$ (0.59)	$ (0.39)	$ 0.39	$ 0.51	$ 0.60
Income from discontinued operations	0.01	—	—	—	—	—	—	—
Gain on disposal of discontinued operations	—	1.51	—	(0.04)	—	—	—	—
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—	—	—
Net income (loss)	$ 0.[illegible]0	$ 2.18	$ 0.18	$ (0.63)	$ (0.39)	$ 0.39	$ 0.51	$ 0.60
Diluted earnings (loss) per share:								
Income from continuing operations	$ 0.08	$ 0.66	$ 0.18	$ (0.59)	$ (0.39)	$ 0.39	$ 0.50	$ 0.60
Income (loss) from discontinued operations	0.01	—	—	—	—	—	—	—
Gain on disposal of discontinued operations	—	1.50	—	(0.04)	—	—	—	—
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—	—	—
Net income (loss)	$ 0.10	$ 2.16	$ 0.18	$ (0.63)	$ (0.39)	$ 0.39	$ 0.50	$ 0.60
Shares used in computing income (loss) per share:								
Basic	13,631	13,625	13,732	13,815	13,827	13,866	13,874	13,670
Diluted	13,734	13,799	13,956	13,912	13,827	13,982	14,003	13,842

(A) The Company recorded asset impairment charges of $1,179, $6,182, and $8,625 for the quarters ended October 31, 2005, July 31, 2006, and October 31, 2006, respectively.
(B) The Company recorded restructuring and asset impairment charges of $2,204, $503, $84, $12,085, and $9,705 for the quarters ended October 31, 2005, January 31, 2006, April 30, 2006, July 31, 2006, and October 31, 2006, respectively.

Also, the Company recorded a gain on the sale of other investments of $4,036 for the quarter ended July 31, 2007 related to the Company's sales of its equity interests in BIR.

17. Supplemental disclosure of cash flow information:

Changes in operating assets and liabilities, net of the impact of acquisitions, are as follows:

	Year Ended July 31,		
	2007	2006	2005
Accounts and notes receivable	$(6,042)	$ (481)	$(5,750)
Accounts receivable from affiliates	—	688	267
Inventories	(1,532)	(850)	(5,008)
Other current assets	(1,435)	106	(2,335)
Other assets	—	9	(5,422)
Accounts payable, trade	3,974	(3,495)	3,309
Accrued liabilities	1,135	3,374	690
Advance payments and deferred revenue	2,543	(5,217)	5,307
Accrued income taxes	497	(13,833)	8,286
Net changes in operating assets and liabilities	$ (860)	$(19,699)	$ (656)

18. Segment and geographic information:

The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consists of three reporting segments: Medical Imaging Products, which consists primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring; Digital Radiography Products, which consists primarily of X-ray detectors and direct digital radiography systems for diagnostic and interventional applications in mammography, cardiac, orthopedic, and general radiology applications; and B-K Medical for ultrasound systems and probes in the urology, surgery, and radiology markets. Security Technology Products consists of advanced weapon and threat detection systems and subsystems. The Company's Corporate and Other represents the Company's hotel business, net interest income, and other Company operations, primarily analog-to-digital converters and supporting modules, and embedded multiprocessing equipment, which do not meet the materiality requirements for separate disclosure. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The table below presents information about the Company's reportable segments:

	Year Ended July 31,		
	2007	2006	2005
Revenues:			
Medical technology products from external customers:			
Medical imaging products	$190,670	$165,578	$157,067
Digital radiography products	18,089	27,594	17,895
B-K Medical	80,790	74,072	71,842
	289,549	267,244	246,804
Security technology products from external customers	40,554	64,311	58,562
Corporate and other	10,679	19,890	21,113
Total	$340,782	$351,445	$326,479
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle:			
Medical technology products:			
Medical imaging products (A)	$ 25,489	$ (618)	$ 46,885
Digital radiography products (B)	(26,301)	(16,194)	(19,253)
B-K Medical	4,966	2,387	5,645
	4,154	(14,425)	33,277
Security technology products:	(3,784)	9,969	14,771
Corporate and other (C)	18,305	8,589	2,535
Total	$ 18,675	$ 4,133	$ 50,583

	July 31,	
	2007	2006
Identifiable assets:		
Medical imaging products	$ 53,657	$ 53,487
Digital radiography products	26,656	36,635
B-K Medical	86,266	75,571
Security technology products	18,434	14,806
Corporate and other (D)	274,128	308,146
Total	$459,141	$488,645

(A) Fiscal year 2006 includes asset impairment charges of $12,071 related to the write-down of $11,580 inventories and capitalized software of two medical CT development programs due to the uncertainty of their future use and realizability, and $491 related to the write-down of certain assets to their net realizable values. Fiscal year 2005 includes a gain of $43,829 related to the Company's sale of its equity interest in Cedara, and an asset impairment charge of $3,000.

(B) Includes asset impairment charges of $9,705 related to the Company's digital radiography business for fiscal year 2007.

(C) Includes the gains on the sales of SKY and its interest in BIR of $205 and $4,036, respectively, as well as interest income of $12,155 in fiscal year 2007. Includes interest income of $9,643, which is partially offset by restructuring and asset impairment charges of $2,805 related to the restructuring of SKY operations in fiscal year 2006. Includes interest income of $4,916 in fiscal year 2005.

(D) Includes cash equivalents and marketable securities of $193,654 and $232,188 as of July 31, 2007 and 2006, respectively.

Information regarding geographic areas for fiscal years 2007, 2006, and 2005 are as follows:

Fiscal Year		United States	Japan	Germany	Other	Total
2007	Revenue from external customers	$163,164	$59,254	$35,910	$82,454	$340,782
	Long-lived assets	58,102	—	—	35,597	93,699
2006	Revenue from external customers	177,850	67,649	33,678	72,268	351,445
	Long-lived assets	63,122	—	—	34,688	97,810
2005	Revenue from external customers	165,178	55,745	32,058	73,498	326,479
	Long-lived assets	69,639	—	—	30,405	100,044

Revenues are attributed to countries based on the location of the Company's customers.

Other Long-lived assets are primarily in Denmark and Canada.

19. Common Stock repurchases:

On June 7, 2005, the Board approved the repurchase of up to $25,000 of the Company's Common Stock. Under the repurchase program, the Company was authorized to repurchase during the next twelve months outstanding shares of its Common Stock through brokers and dealers in the public market or in privately negotiated transactions. During fiscal year 2006 the Company repurchased 80,000 shares of its Common Stock under this plan for approximately $3,883 at an average purchase price of $48.53 per share. The repurchase program expired on June 7, 2006.

On June 7, 2007, the Company announced that its Board on June 5, 2007, had authorized the repurchase of up to $60,000 of the Company's Common Stock. The repurchase program was funded using the Company's available cash. During the fourth quarter of fiscal year 2007, the Company repurchased 818,030 shares of Common Stock under this repurchase program for $60,000 at an average purchase price of $73.35 per share. The repurchase program was completed on July 26, 2007.

20. Related party transactions:

At July 31, 2007 and 2006, the Company had a net receivable of $0 and $37, respectively, from its affiliate, SAHCO. Sales to SAHCO for fiscal years 2007, 2006, and 2005 were approximately $94, $1,102, and $3,546, respectively.

During fiscal year 2007, Ross Brown and John A. Tarello, who serve on the Board, received payments from the Company of $216 and $200, respectively, for consulting services provided to the Company. During fiscal year 2006, Ross Brown received payment of $40 from the Company for consulting services provided to the Company.

During fiscal years 2007 and 2006, the Company received approximately $2 and $59, respectively, from NeuroLogica Corp., of which Bernard M. Gordon, a member of the Board, is the Chief Executive Officer, related primarily to certain contract manufacturing activities.

21. Subsequent events:

On September 24, 2007, the Company announced that its Board, on September 20, 2007, declared a dividend of $0.10 per common share payable on October 18, 2007 to shareholders of record on October 4, 2007.

ANALOGIC CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Profit and Loss or Income	Additions Charged to Other Accounts	Deductions From Reserves	Recoveries	Balance at End of Period
Allowance for doubtful accounts						
Year ended July 31, 2007	$1,017	$ 450	$—	$ (40)	$—	$1,427
Year ended July 31, 2006	1,973	(116)	—	(840)	—	1,017
Year ended July 31, 2005	2,130	371	—	(528)	—	1,973

Description	Balance at Beginning of Period	Tax Valuation Allowance Charged to Income Tax Provision	Charged to Other Accounts	Tax Valuation Allowance Credited to Income Tax Provision	Balance at End of Period
Year ended July 31, 2007 income tax valuation allowance	$3,094	$ 808(A)	$—	$(38)(B)	$3,864
Year ended July 31, 2006 income tax valuation allowance	1,418	1,693(C)	—	(17)(D)	3,094
Year ended July 31, 2005 income tax valuation allowance	1,249	169(E)	—	—	1,418

(A) Represents the increase in valuation allowance resulting from additional unused state tax credits.

(B) Represents the decrease of the valuation allowance in Belgium.

(C) Represents the increase in valuation allowance resulting from additional losses in Belgium and the establishment of a valuation allowance for state tax credits.

(D) Represents the decrease of the valuation allowance in Singapore.

(E) Represents the increase in valuation allowance resulting from additional losses in Canada and Belgium and losses in Singapore.

INDEX TO EXHIBITS

	Title	Incorporated by Reference to
3.1	Restated Articles of Organization as amended March 15, 1988	Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988
3.2	By-laws, as amended	Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 13, 2006
10.1	Land Disposition Agreement by and between City of Peabody Community Development Authority and Analogic Corporation	Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1981
* 10.2	Form of Indemnity Agreement	Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1987
* 10.3	Employee Qualified Stock Purchase Plan dated June 10, 1986, as amended October 9, 1997 and October 15, 2002	Exhibit 10.1 to the Company's Post-Effective Amendment No. 2 to Registration Statement on Form S-8 filed July 24, 2003
* 10.4	Key Employee Incentive Stock Option Plan dated June 11, 1993, as amended October 12, 2000, November 16, 2001, and September 20, 2006	Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2006
* 10.5	1997 Non-Qualified Stock Option Plan for Non-Employee Directors dated January 31, 1997, as amended on December 8, 2003 and September 20, 2006	Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2006
* 10.6	Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended October 12, 2000, November 16, 2001, and September 20, 2006	Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2006
* 10.7	Key Employee Stock Bonus Plan dated March 14, 1983, as amended on January 27, 1988	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the three months ended January 31, 2006
* 10.8	Key Employee Stock Bonus Plan dated October 12, 2000, as amended on March 11, 2003	Appendix A to the Company's Definitive Proxy Statement dated December 15, 2003 for the Company's Annual Meeting of Stockholders held January 16, 2004.
* 10.9	Form of Stock Option Grant for Non-Qualified Stock Option Plan for Non-Employee Directors dated January 31, 1997, as amended December 8, 2003 and September 20, 2006	Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004
* 10.10	Form of Stock Options Grant for Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended October 12, 2000, November 16, 2001, and September 20, 2006	Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004
* 10.11	Form of Restricted Stock Grant for Key Employee Stock Bonus Plan dated October 12, 2000, as amended on March 11, 2003	Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004

	Title	Incorporated by Reference to
* 10.12	2007 Stock Option Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 2, 2007
* 10.13	2007 Restricted Stock Plan	Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 2, 2007
* 10.14	Form of Stock Option Award Agreement for 2007 Stock Option Plan	Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 2, 2007
* 10.15	Form of Restricted Stock Award Agreement for 2007 Restricted Stock Plan	Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 2, 2007
* 10.16	Severance and Settlement Agreement and Release between Analogic Corporation and John W. Wood Jr. dated January 29, 2007	Exhibit 10.5 to the Company's Current Report on Form 8-K filed on February 2, 2007
* 10.17	Letter Agreement between Analogic Corporation and James Green, dated April 20, 2007, and accepted and agreed to by Mr. Green on May 1, 2007	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2007
* 10.18	Form of Change of Control Agreement for Certain Executive Officers at Analogic Corporation	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2007
10.19	Secondary sale of common shares of Cedara Software	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2005
* 10.20	Form of Indemnity Agreement for certain Directors and Executive Officers of Analogic Corporation	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 14, 2007
10.21	Stock Purchase Agreement dated as of November 1, 2005, between Analogic Corporation and Emageon Inc.	Exhibit 2.1 to the Company's Current Report on Form 8-K filed on November 4, 2005
* 10.22	Analogic 401(k) Plan (January 1, 2007 Restatement)	
* 10.23	Form of Restricted Stock Grant for Key Employee Stock Bonus Plan dated March 14, 1983, as amended on January 27, 1988	
21	List of Subsidiaries	
23	Consent of PricewaterhouseCoopers LLP	

	Title	Incorporated by Reference to
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

* Management contract or compensatory plan or arrangement



Safe Harbor Statement

[illegible] or other forward-looking statements regarding future events or the future [illegible] risks and uncertainties. Readers are cautioned that these [illegible] materially from actual future [illegible] Company's Annual Report on Form [illegible]

FINANCIAL Information

Analogic Corporation

Amendment No. 1 to
Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 on

Form 10-K/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

Commission file number 0-6715

Analogic Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2454372**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*
8 Centennial Drive, Peabody, Massachusetts	**01960**
(Address of principal executive offices)	*(Zip Code)*

(978) 326-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.05 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant in not required to file report pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant at January 31, 2007 was approximately $913.749,020. As of November 16, 2007, there were 13,350,568 shares of Common Stock outstanding.

Documents incorporated by reference: None

TABLE OF CONTENTS

EXPLANATORY NOTE

Analogic Corporation (the "Company") is filing this Amendment No. 1 on Form 10-K/A in order to amend its Annual Report on Form 10-K for the fiscal year ended July 31, 2007 (which was filed on September 27, 2007) to set forth the information required by items 10, 11, 12, 13 and 14 under Part III of Form 10-K, because a definitive proxy statement containing such information will not be filed within 120 days after the end of the fiscal year covered by the Company's original Form 10-K filing. This Form 10-K/A amends Part III and Item 15 of the Company's original Form 10-K filing only, and all other portions of the Company's original Form 10-K filing remain in effect and have not been updated to reflect the events and developments since the original September 27, 2007 filing date.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors and Executive Officers of the Company

The following table lists the directors of the Company as of November 28, 2007:

Name	Age	Director Since	Expiration of Term(1)	Other Offices Held
M. Ross Brown	73	1984	2008	—
Michael T. Modic	58	2001	2008	—
Edward F. Voboril	65	1990	2008	—
James J. Judge	51	2005	2009	—
Bruce W. Steinhauer	74	1993	2009	—
Gerald L. Wilson	68	1980	2009	—
Bernard M. Gordon	80	1969	2010	—
James W. Green	49	2007	2010	President and Chief Executive Officer
Fred B. Parks	60	2007	2010	—
John A. Tarello	76	1979	2010	—

(1) The Board of Directors is divided into three classes, each having a three-year term of office. The term of one class expires each year. Directors hold office until the Annual Meeting of Stockholders held during the year noted and until their respective successors have been elected and qualified.

The following table lists the executive officers of the Company as of November 28, 2007:

Name	Age	Office Held	Date Since Office Has Been Held
James W. Green	49	President and Chief Executive Officer	2007
Edmund F. Becker, Jr.	71	Executive Vice President and Chief Operating Officer	2005
John J. Millerick	59	Senior Vice President, Chief Financial Officer, and Treasurer	2000
John J. Fry	46	Vice President, General Counsel, and Secretary	2007
Donald B. Melson	56	Vice President and Corporate Controller	2006

Each such officer is elected for a term continuing until the first meeting of the Board of Directors following the Annual Meeting of Stockholders, and in the case of the President, Treasurer and Secretary, until their successors are chosen and qualified; provided that the Board may remove any officer with or without cause.

There are no family relationships among any of the directors or executive officers of the Company.

Bernard M. Gordon was the Chairman of the Board of the Company from 1969 to April 2004 and from November 8, 2006 through the present, and was President from 1980 to 1995 and from October 2001 to April 2003. Mr. Gordon was Executive Chairman of the Company from February 2002 to April 2004 and from November 2006 to May 2007, in which capacity he served as the Chairman of the Board of the Company and as its principal executive officer. Mr. Gordon served as "Advisor to the President" from May 21, 2007 through July 31, 2007. Mr. Gordon was Chief Executive Officer from 1973 to 2000 and from February 2002 to August 2003. Mr. Gordon is the Chairman of the Board of Trustees of the Lahey Clinic. Mr. Gordon has been also the Executive Chairman and the Chairman of the Board of Directors of Neurologica Corp. since February 2005. From February 2004 to February 2005, he was that company's Chairman of the Board of Directors, and from February 2004 to April 2006, he was its Chief Executive Officer. Neurologica Corp. develops and manufactures imaging equipment for neurological scanning applications.

John A. Tarello retired from the Company in November 1999. Mr. Tarello was the Chairman of the Board of the Company from April 2004 until November 8, 2006, on which date he was appointed as Vice Chairman of the Board of the Company on an interim basis. Mr. Tarello was the Company's Controller from May 1970 to July 1982, a Vice President of the Company from 1971 to 1980, a Senior Vice President from 1980 to 1999, and Treasurer from 1985 to 1999.

M. Ross Brown retired from the Company in November 1999. Mr. Brown joined the Company in August 1984 and was responsible for managing its manufacturing operations.

Edward F. Voboril has served as Chairman of the Board of Greatbatch, Inc. of Clarence, New York, since 1997. He served as that company's President and Chief Executive Officer from 1990 to August 2006. Greatbatch, Inc. is a developer and manufacturer of power sources, wet tantalum capacitors, and precision engineered components and sub-assemblies used in implantable medical devices.

Dr. Gerald L. Wilson is the former Dean of the School of Engineering at the Massachusetts Institute of Technology ("MIT") and the Vannevar Bush Professor of Engineering at MIT. Dr. Wilson has served on MIT's faculty since 1965 and currently serves as a Professor of Electrical and Mechanical Engineering. He is a trustee of NSTAR Corporation and a director of Evergreen Solar, Inc.

Dr. Bruce W. Steinhauer is a Professor of Medicine at the University of Tennessee College of Medicine. Dr. Steinhauer retired in November 2006 as President and Chief Executive Officer of The Regional Medical Center at Memphis, where he had served in those capacities since 1998. From 1992 to 1998, he was the Chief Executive Officer of the Lahey-Hitchcock Clinic. From 1988 to 1992, he was the Senior Vice President for Medical Affairs and Chairman of the Board of Governors for the Medical Group Practice of the Henry Ford Hospital.

Dr. Michael T. Modic has been the Chairman of the Division of Radiology at the Cleveland Clinic Foundation in Cleveland, Ohio, since 1989, and has been on its Board of Governors since 2000. Dr. Modic also has been a Professor of Radiology at The Ohio State University College of Medicine and Public Health since 1993.

James J. Judge has been the Senior Vice President, Chief Financial Officer, and Treasurer of NSTAR Corporation, an energy delivery company, since 1999. Prior to that, he held a number of executive positions at BEC Energy/Boston Edison.

Fred B. Parks, Ph.D., has been the Chairman of the Board and Chief Executive Officer of Urologix, Inc. since May 2003. Urologix develops and markets non-surgical, catheter-based therapies that use a proprietary technology for treatment of benign prostatic hyperplasia. Prior to joining Urologix, Mr. Parks was employed by Philips Medical Systems-Cleveland (formerly Marconi Medical) from 1999 to 2003.

James W. Green joined the Company as President and Chief Executive Officer in May 2007. Mr. Green was previously Regional Vice President, California Division, of Quest Diagnostics Incorporated, a leading provider of diagnostic testing, information, and services, from April 2005 to May 2007. Before joining Quest Diagnostics Incorporated, Mr. Green was Senior Vice President & General Manager of Computed Tomography for Philips Medical Systems, a global leader in the business of developing, manufacturing, and marketing computed tomography equipment used in medical imaging applications, from October 2001 to April 2005.

Edmund F. Becker, Jr. was appointed Executive Vice President and Chief Operating Officer in November 2005. Dr. Becker was appointed President and Chief Operating Officer in November 2006. Dr. Becker was appointed Analogic's Executive Vice President and Chief Operating Officer in May 2007. Dr. Becker has been an employee of Analogic since 1977. Serving many years as Vice President and General Manager of the Medical Imaging Components Division, until July 2004 Dr. Becker headed Analogic's medical imaging subsystems business as Analogic developed into the world's leading supplier of subsystems to original equipment manufacturers in the emerging field of diagnostic medical imaging.

John J. Millerick joined the Company as Senior Vice President, Chief Financial Officer, and Treasurer in January 2000. Mr. Millerick was previously Senior Vice President and Chief Financial Officer of CalComp Technology Inc., a manufacturer of computer technology and peripherals, from 1996 to 1999. Before joining CalComp Technology, Inc., Mr. Millerick was Vice President-Finance of the Personal Computer Unit of Digital Equipment Corporation, a computer manufacturer, from 1994 to 1995. Before joining Digital Equipment Corporation, Mr. Millerick served in several management positions at Wang Laboratories, leaving as Vice President-Corporate Controller and Acting Chief Financial Officer.

John J. Fry joined the Company as Vice President, General Counsel, and Secretary on November 26, 2007. From April 2005 until joining the company, Mr. Fry was a principal of the law firm Driggs, Hogg & Fry Co., L.P.A. (formerly Driggs, Lucas, Brubaker & Hogg Co., L.P.A.), where his practice focused primarily on technology and intellectual property law. From August 1995 to April 2005, he held various legal positions at Philips Medical Systems (formerly Marconi Medical Systems and Picker International), including Senior Corporate Counsel and Intellectual Property Manager and counsel to Philips' computed tomography business.

Donald B. Melson joined the Company as Vice President—Corporate Controller in March 2006. Mr. Melson was previously Vice President and Corporate Controller of Millipore Corporation, a publicly held global manufacturer of products and services for biopharmaceutical manufacturing and life science laboratories, from 2000 to 2006. Prior to this position, Mr. Melson held a number of financial management positions in Millipore Corporation and W. R. Grace & Co.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and holders of more than 10% of a registered class of its equity securities to file with the SEC initial reports of ownership of the Company equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of such filings by the Company's directors and executive officers and 10% stockholders or written representation from certain of those persons, the Company believes that all filings required to be made by those persons during the fiscal year ended July 31, 2007 were timely made.

Audit Committee

The Company has an Audit Committee that was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee of the Board of Directors are James J. Judge, Chairman, Bruce W. Steinhauer, Edward F. Voboril, and Gerald L. Wilson. The Board of Directors has determined that all of the members of the Audit Committee are independent as defined under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. The Company has determined that Mr. Judge is an "audit committee financial expert" (as defined by the SEC).

Code of Ethics

The Company has adopted a written Code of Business Conduct and Ethics that applies to the Company's directors, officers, and employees, including its principal executive officer, principal operating officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company intends to post on its website all disclosures that are required by law or the NASDAQ's listing standards concerning any amendments to, or waivers of, any provision of the Company's Code of Business Conduct and Ethics.

Recommendation of Nominees to Board of Directors

There have been no material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors since the publication of those procedures in the Company's Proxy Statement dated December 22, 2006 for its 2007 Annual Meeting of Stockholders.

Item 11. *Executive Compensation*

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Company's Board of Directors oversees our executive compensation program. In this role, the Compensation Committee annually reviews and approves all compensation decisions relating to our executive officers.

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of the Compensation Committee with respect to executive compensation are to:

a) attract, retain and motivate the best possible executive talent;

b) ensure executive compensation is aligned with our corporate strategies and business objectives;

c) promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

d) align executives' incentives with the creation of stockholder value.

To achieve these objectives, the Compensation Committee has regularly evaluated the Company's executive compensation program with the goal of setting compensation at levels the Compensation Committee believes are necessary to allow us to compete for executive talent with other companies in our industry and region. Further, the Company's executive compensation program has tied a substantial portion of each executive's overall compensation to the achievement of key strategic, financial and operational goals such as profit from operations. Finally, the Company has provided a portion of our executive compensation in the form of stock options and restricted stock grants that vest over time, which the Company believes helps to retain its executives and aligns their interests with those of its stockholders by allowing them to participate in the longer term success of the Company as reflected in stock price appreciation.

In making compensation decisions for the fiscal year ended July 31, 2007 ("fiscal 2007"), the Compensation Committee engaged the services of Watson Wyatt, independent compensation consultants, to compare our executive compensation against that paid by a peer group of publicly traded companies in the technology industry. This peer group, which is periodically reviewed and updated by the Compensation Committee, consists of companies the Compensation Committee believes are generally comparable to the Company or against which the Compensation Committee believes we compete for executive talent. The companies included in this peer group were: AMIS Holdings Inc.; Analog Devices Inc.; BEI Technologies Inc.; Credence Systems Corp.; Cirrus Logic Inc.; and Mercury Computer Systems, Inc.

The Compensation Committee has generally targeted overall compensation for executives to be competitive with compensation paid to similarly situated executives of the companies in its peer group. Variations to this general target could occur as dictated by the experience level of the individual, market factors and performance. In fiscal 2007, the overall compensation was set in the bottom quartile of the Company's peer group based upon the financial performance of the Company for the previous fiscal year.

For the fiscal year ending July 31, 2008 ("fiscal 2008"), the Compensation Committee engaged the services of Watson Wyatt to assist the Company in defining an updated peer group of companies and collect relevant market data from those companies. This information was used to determine appropriate mix of long-term incentive vehicles and to link the achievement of key strategic and financial performance measures to short and long term awards. The following 15 companies are included in the updated peer group: American Science and Engineering, Inc.; AnthroCare Corp.; Bruker Biosciences Corp.; Cognex Corp.; Datascope Corp.; ev3, Inc.; FEI, Co.; GSI Group, Inc.; Haemonetics Corp.; Hologic, Inc.; Mercury Computer Systems, inc.; Micrel, Inc.;

OmniVision Tech, Inc.; OSI Systems, Inc.; and Photronics, Inc. With information from these companies as well as survey data provided by Watson Wyatt, the Compensation Committee approved the fiscal 2008 annual incentive cash bonus plans and the performance contingent restricted stock awards. The target award levels for each of these incentive compensation programs generally approximate the median market values in our peer group for each of the eligible positions in the plans.

Components of our Executive Compensation Program

The primary elements of our fiscal 2007 executive compensation program were:

a) base salary;

b) executive annual incentive cash bonus plan;

c) discretionary cash bonuses;

d) stock option and restricted stock awards;

e) employee benefits and other compensation; and

f) severance and change-of-control benefits.

For fiscal 2007, the Company did not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing information provided by Watson Wyatt, determined what it believed to be the appropriate level and mix of the various compensation components.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. When establishing executive base salaries for fiscal 2007, the Compensation Committee considered the survey data of compensation in the peer group, as well as a variety of other factors, including the seniority and performance of the individual, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at his prior employment, if applicable, the number of well qualified candidates to assume the individual's role, and the financial performance of the Company in the past year. Generally, the Company believes that executive base salaries should be competitive with salaries for executives in similar positions at comparable companies.

Base salaries are reviewed at least annually by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, individual performance and experience, and the performance of the Company. Base salaries for the Company's executive officers (other than the chief executive officer (the "CEO")) are set by the Compensation Committee, based on the recommendation of the CEO. The range of base salary increases for our executive officers (other than the CEO) for fiscal 2007 from fiscal 2006 was 0% to approximately 8%.

The base salary for the CEO was recommended by the Compensation Committee and ratified by our Board. In November 2006, John W. Wood Jr. resigned as President of the Company and was temporarily replaced as its principal executive officer by Bernard M. Gordon, a member of the Company's Board. In May 2007, James W. Green was appointed as President and CEO of the Company, replacing Mr. Gordon as the Company's principal executive officer, in which capacity Mr. Gordon had acted as its Executive Chairman. As Executive Chairman, Mr. Gordon also served as the Chairman of the Board, in which capacity he continues to serve. Mr. Wood's annualized salary for fiscal 2007 remained the same as fiscal 2006 due primarily to the historical financial performance of the Company. Mr. Gordon's compensation at the annualized rate of $350,000 per year while serving as the Company's principal executive officer from November 8, 2006 to May 20, 2007 and then as

"Advisor to the President" from May 21, 2007 through July 31, 2007 was determined by the Compensation Committee based upon Mr. Gordon's previous performance as the CEO of the Company. Mr. Green's annualized base salary of $450,000 for the remainder of fiscal 2007 and for all of fiscal year 2008 is based upon his employment agreement with the Company, which was set by the Compensation Committee after taking into account the survey data of compensation for CEOs in the peer group, the level of responsibility, the base salary at his prior employment, and the number of well qualified candidates to assume the CEO role.

In fiscal 2008, the Compensation Committee charter was amended to authorize the Compensation Committee to review and approve the compensation of the Company's CEO, in addition to its existing authority to review and approve the compensation of our other officers.

Executive Annual Incentive Cash Bonus Plan

For fiscal 2007, the Company provided an executive annual cash incentive bonus plan payment for all of its executives, except for the CEO, the Chief Operating Officer (the "COO"), and its Vice President, General Counsel, and Corporation Secretary. This plan was intended to compensate executives for the achievement of both a corporate performance target and individual performance objectives. Each executive officer's annual bonus target was determined based on position, title, responsibilities, and total target cash compensation. The corporate performance target and the individual objectives were given equal weight in the bonus calculation. The corporate performance target generally conformed to the financial metrics contained in the internal business plan adopted by the Board of Directors (the "Board") relating to an adjusted diluted earnings per share target. To receive a payment under this plan, a minimum adjusted diluted earnings per share target must have been achieved. The adjusted diluted earnings per share for fiscal 2007 was calculated by excluding interest income, profit realized from the operation of the hotel, and asset impairment charges from the fiscal 2007 diluted earnings per share. The greater the amount of the adjusted diluted earnings per share, the greater the amount was available for distribution under the corporate target portion of the plan. The corporate performance target is based on adjusted diluted earnings per share and was set by the Compensation Committee to be reasonably likely of being attained, though it was by no means certain of being attained. Individual objectives were tied to the employee's area of expertise and his performance in attaining those objectives. The maximum that could have been paid out under this plan was 150% of the original targeted award. The Compensation Committee approved the corporate financial target, the individual performance goals for each executive, the weighting of various goals for each executive, and the formula for determining potential bonus amounts based on achievement of those goals.

Target bonuses for the executive officers included in the fiscal 2007 plan were approved by the Compensation Committee, based on the recommendation of the COO. Target bonuses for the participating executive officers ranged between approximately 5% and approximately 16% of base salary for fiscal 2007. Of these target bonuses, 50% was tied to a corporate performance target, with the remaining 50% in each case tied to individual objectives.

Individual objectives for our executive officers included in the fiscal 2007 plan were recommended by the COO after consultation with the affected executive officers. The Compensation Committee worked with the COO to develop corporate and individual goals that they believed could be reasonably achieved during fiscal 2007. At the end of fiscal 2007, the COO measured individual achievement for an executive officer by comparing actual performance of the executive to the previously-established goals. At the end of fiscal 2007, the COO reported to the Compensation Committee on the achievement of individual objectives for executive officers' in this plan, and the Compensation Committee approved the payout of the individual objective bonuses to the executive officers, based on the COO's recommendation. Individual objectives for fiscal 2007 generally related to operating results, continuous improvement initiatives, and talent development.

For fiscal 2008, the Company adopted a new executive annual incentive cash bonus plan. The fiscal 2008 plan is based on the achievement of revenue and adjusted diluted earnings per share targets. Under this plan, the executive officers have been given a target award and have the opportunity to earn a maximum of two times the target. Any amount paid under this plan that is above the target award will be paid with 50% cash and 50%

restricted stock that will vest over a period of two years. The corporate performance targets were set by the Compensation Committee to be reasonably likely of being attained, though it was by no means certain of being attained. Based on Mr. Green's employment agreement, his target bonus for fiscal year 2008 is guaranteed at 65% of his base salary, or $292,500.

Discretionary Cash Bonuses

The Company's Compensation Committee may from time to time approve discretionary cash bonuses to its executive officers. During fiscal 2007, a discretionary cash bonus of $300,000 was paid to Mr. Gordon for his performance as the Company's principal executive officer from November 8, 2006 through May 20, 2007. Further, discretionary cash bonuses of $250,000 and $20,000 were paid to Dr. Becker and Alex A. Van Adzin (the Company's former Vice President and General Counsel), respectively, for the Company's and each's individual performance during fiscal 2007. Finally, a discretionary bonus of $1,500 was paid to Mr. Melson in addition to the amount he received under the executive annual cash incentive bonus plan in recognition for individual performance during fiscal 2007 not contemplated in that plan.

In certain circumstances, the Company sometimes awards new employees guaranteed bonuses, which are paid to the employee after completing one year of service. During fiscal 2007, the Company paid $25,000 to Mr. Melson for his guaranteed bonus after he completed one year of service.

Stock Option and Restricted Stock Awards

Our equity award program has been the primary vehicle for offering long-term incentives to our executives. The Company believes that equity grants provide its executives with a strong link to its long-term performance, create an ownership culture and help to align the interests of the Company's executives and its stockholders. In addition, the vesting feature of its equity grants should further its goal of executive retention because this feature provides an incentive to the Company's executives to remain in its employment during the vesting period. All grants of options and restricted stock to the Company's executives are approved by the Compensation Committee. In determining the size of equity grants awarded to the Company's executives, the Compensation Committee considers company-level performance, the applicable executive's performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management and Watson Wyatt. The Company does not have any equity ownership guidelines for our executives. The Compensation Committee did not grant any time-based stock options or restricted stock awards to any of the Company's executive officers during fiscal 2007 due to the financial performance of the Company for the previous fiscal year, except for those granted to the Mr. Green and Mr. Melson as part of their employment agreements

Stock awards to the Company's executives have been typically granted annually in conjunction with the review of their individual performance at the regularly scheduled meeting of the Compensation Committee held in the first quarter of each year. During fiscal 2007, there were no stock options or restricted stock granted to executives of the Company as part of an annual grant. The only stock options and restricted stock granted by the Compensation Committee in fiscal 2007 were to new employees.

Stock options grants have a seven-year term and vest at a rate of 25% per year, beginning on the second anniversary of the grant date, and are subject to the executive's continued employment. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

For fiscal 2007, restricted stock awards were time-based, vesting at a rate of 25% per year, beginning on the third anniversary of the date of the grant. Because such shares have a built-in value at the time the grants are made, the Company generally grants significantly fewer shares of restricted stock than the number of stock options the Company would grant for a similar purpose.

Based upon the Watson Wyatt study prepared for fiscal 2008, the Compensation Committee granted performance contingent restricted stock awards to its executive officers on October 26, 2007. The annual aggregate value of these awards was set near median levels for companies in its compensation peer group. Achievement of certain growth targets in Company earnings per share over the three year period ending July 31, 2010 will result in the vesting of the restricted shares based on a predefined formula. The table below summarizes the performance contingent restricted stock awards granted to the Company's executive officers in October 2007:

Name	Target Awards(1)	Maximum Awards
James W. Green(2)	7,500	15,000
Edmund F. Becker, Jr.	6,000	12,000
John J. Millerick	3,200	6,400
Alex A. Van Adzin	2,000	4,000
Donald B. Melson	2,000	4,000

(1) These restricted stock awards are performance-based. The measurement period for the shares to be earned is August 1, 2007 through July 31, 2010 and all shares earned based on achievement of the performance goals will cliff-vest at the end of the measurement period. The number of shares to be earned at the end of the three year period will be determined based on the achievement of a compounded adjusted earnings per share growth percentage.

(2) Mr. Green's maximum performance contingent restricted stock award for fiscal 2008 was set at 5,000 shares by his employment contract. Also, by contract he received 50,000 time-based stock options, which were granted on May 21, 2007. On October 26, 2007, the Compensation Committee, with Mr. Green's consent, cancelled 15,000 time-based stock options and granted a performance contingent restricted stock award for a maximum of 15,000 shares, which has a target of 7,500 shares, to ensure that Mr. Green's incentive compensation structure was consistent with those of the other executive officers. Had the Compensation Committee left the option grant in place, it would have granted Mr. Green a performance contingent restricted stock award for a maximum of 5,000 shares and a target of 2,500 shares. In that circumstance, Mr. Green would have had less direct financial incentive than his direct reports to achieve the relevant performance goal for the 2008 performance contingent restricted stock awards.

Employee Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan with discretionary profit sharing contributions. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

During fiscal 2007, the Company provided other compensation to its named executive officers in the following forms:

- perquisites – Per his employment agreement, Mr. Green receives an annual allowance of $20,000, paid quarterly, for use in connection with customary perquisites, such as automobile and financial planning expenses.
- severance – In return for Mr. Wood's execution of his Severance and Settlement Agreement and Release (the "Severance Agreement"), he received a single lump sum payment of $203,000, which represents six months of his annualized fiscal 2007 base salary. As part of the Severance Agreement, Mr. Wood also received health and dental coverage for a period of 12 months from his resignation date, which had a cost to the Company of $18,000.
- profit sharing contributions – During fiscal 2007, the Company made a profit sharing contribution of $1,471,000, which is allocated to each U.S.-based employee of the Company based upon a point system taking into consideration base salary, age, and length of service.

- relocation costs and related tax gross-ups – As a term of Mr. Green's employment agreement, the Company paid for his relocation costs, grossed-up for tax purposes.
- consulting fees – The Company will pay Mr. Wood $561,400 for consulting services to be provided to the Company on an as needed basis from January 1, 2007 through June 30, 2009. The $561,400 was determined based on the approximate value of Mr. Wood's unvested time-based restricted stock grants, which were cancelled upon his retirement.
- director fees – During fiscal 2007, Mr. Gordon, the Company's Chairman of the Board, was a non-employee director from August 1, 2006 through November 7, 2006. He received compensation in the amount of $42,333 for service as a director and as Chairman of the Board in fiscal 2007, $27,083 of which he received while serving as Executive Chairman of the Company from November 8, 2006 to May 20, 2007, in which capacity he served as principal executive officer of the Company, and as an employee of the Company with the title "Advisor to the President" from May 21, 2007 through July 31, 2007.

Severance and Change-of-Control Benefits

Pursuant to an employment agreement between the Company and its current CEO and its current Vice President, General Counsel, and Corporate Secretary and Change of Control Agreements between the Company and its CFO and former Vice President, General Counsel, and Corporate Secretary, as well as in the Company's Severance Plan for Management Employees, Key Employee Stock Bonus Plan (as amended on January 27, 1988), Key Employee Stock Bonus Plan (as amended on March 11, 2003), the 2007 Restricted Stock Plan, and the 2007 Stock Option Plan, the Company's executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of the Company. The Company has provided more detailed information about these benefits for its Named Executive Officers (as defined below), along with estimates of their value under various circumstances, under the caption "Potential Payments upon Termination or Change of Control" in this Item.

The Company believes that providing these benefits helps it compete for executive talent. After reviewing the practices of companies represented in the compensation peer group, the Company believes that our severance and change of control benefits are generally in line with severance packages offered to executives by the companies in the peer group.

The Company's practice in the case of change-of-control benefits has been to structure these as "double trigger" benefits. In other words, the change of control does not itself trigger benefits; rather, benefits are paid only if the employment of the executive is terminated during a specified period after the change of control. The Company believes a "double trigger" benefit maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1,000,000 paid to the Company's CEO and four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. Although the Company does not believe that the limitations of Section 162(m) have a material impact on the Company at the current compensation levels, the Company periodically reviews the potential consequences of Section 162(m) and generally intends to structure the equity-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation would remain tax deductible to the Company. However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Company's Board during fiscal 2007 were Dr. Wilson, Chairman, Dr. Modic, Mr. Tarello, Dr. Steinhauer, and Mr. Voboril. Mr. Tarello resigned from the Compensation Committee as of June 22, 2007. No executive officer of the Company has served as a director or member of the compensation committee of any other company whose executive officers, or any of them, serve as a member of the Company's Board or Compensation Committee. During fiscal 2007, Mr. Tarello received $219,500 from the Company for consulting services.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended July 31, 2007 and in the proxy statement relating to the Company's 2007 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE
Gerald L. Wilson, Chairman
Michael T. Modic
Fred B. Parks
Bruce W. Steinhauer
Edward F. Voboril

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information for fiscal 2007 in respect of the Company's chief executive officer, chief financial officer, and its three additional most highly compensated executive officers during fiscal 2007 (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2)(9) ($)	Option Awards(3)(9) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
John W. Wood Jr. Chief Executive Officer(6)	2007	210,257	—	(187,795)	10,090	—	330,693	363,245
Bernard M. Gordon Principal Executive Officer(7)	2007	271,247	300,000	—	24,021	—	345,490	940,758
James W. Green President and Chief Executive Officer(8)	2007	77,885	—	25,143	42,332	—	191,359	336,719
Edmund F. Becker, Jr. Executive Vice President and Chief Operating Officer	2007	350,000	250,000	40,833	9,159	—	3,157	653,149
John J. Millerick Senior Vice President, Chief Financial Officer, and Treasurer	2007	250,000	—	81,666	—	56,200	2,638	390,504
Alex A. Van Adzin Vice President, General Counsel, and Secretary(10)	2007	202,404	20,000	50,654	22,219	—	2,422	297,699
Donald B. Melson Vice President – Corporate Controller	2007	200,000	26,500	37,652	15,756	15,000	2,508	297,416

(1) This column represents discretionary bonuses as discussed on page 8 of this Form 10-K/A.

(2) This column represents the dollar amount we recognized as expense for financial statement reporting purposes with respect to fiscal 2007 related to restricted stock awards in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Share-Based Payment*", disregarding the estimate for forfeitures, and thus includes amounts for restricted stock awards granted in fiscal 2007 as well as prior years. Additional information can be found in Note 3 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for fiscal 2007. The negative amount for Mr. Wood is due the reversal of expense recognized in prior fiscal years due to his forfeiture of 20,000 shares upon his retirement in December 2006.

(3) This column represents the dollar amount we recognized as expense for financial statement reporting purposes with respect to fiscal 2007 related to stock option awards in accordance with SFAS No. 123(R), disregarding the estimate for forfeitures, and thus includes amounts for stock option awards granted in fiscal 2007 as well as prior fiscal years. Additional information can be found in Note 3 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for fiscal 2007.

(4) This column represents incentive compensation earned for fiscal 2007 under the Company's executive annual incentive cash bonus plan, which is described on pages 7 and 8 of this Form 10-K/A.

(5) Please see the All Other Compensation table below.

(6) Mr. Wood served as the Company's Chief Executive Officer from August 1, 2006 through December 31, 2006.

(7) Mr. Gordon, in his capacity as Executive Chairman, served as the Company's principal executive officer from November 8, 2006 through May 20, 2007. He then served as an employee with the title "Advisor to the President" from May 21, 2007 through July 31, 2007. While serving as the Company's principal executive officer and as "Advisor to the President", Mr. Gordon received compensation of $271,247, which was based on an annual salary of $350,000.

(8) Mr. Green began serving as the Company's Chief Executive Officer on May 21, 2007.

(9) No stock options or restricted stock awards were granted in fiscal 2007 to the Named Executive Officers other than those issued Mr. Green and Mr. Melson as part of their employment agreements.

(10) Mr. Van Adzin resigned as an executive officer as of November 21, 2007.

All Other Compensation from Summary Compensation Table

The following table summarizes the information included in the All Other Compensation column in the Summary Compensation Table.

Name	Profit Sharing Contributions ($)	Perquisites ($)	Relocation Costs(1) ($)	Tax Gross Ups(2) ($)	Severance(3) ($)	Other(4) ($)	Total ($)
John W. Wood Jr.	—	—	—	—	213,500	127,693	341,193
Bernard M. Gordon	3,157	—	—	—	—	342,333	345,490
James W. Green	—	5,000	136,460	49,899	—	—	191,359
Edmund F. Becker, Jr.	3,157	—	—	—	—	—	3,157
John J. Millerick	2,638	—	—	—	—	—	2,638
Alex A. Van Adzin	2,422	—	—	—	—	—	2,422
Donald B. Melson	2,508	—	—	—	—	—	2,508

(1) This column represents the relocation costs for Mr. Green discussed on page 9 of this Form 10-K/A.

(2) This column represents the tax gross-ups for Mr. Green's relocation costs.

(3) This column represents severance payments to Mr. Wood discussed on page 9 of this Form 10-K/A.

(4) This column represents consulting fees paid to Mr. Wood after his retirement as CEO, director fees paid to Mr. Gordon of $42,333, and a special payment of $300,000 to Mr. Gordon for past services provided to the Company. The consulting fees paid to Mr. Wood and the director fees paid to Mr. Gordon are discussed in further detail on page 9 of this Form 10-K/A.

Grants of Plan-Based Awards

The following table shows all awards granted to each of the Named Executive Officers during fiscal 2007.

Name	Grant Date	*Estimated* Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	*Grant Date* Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
John W. Wood Jr.	—	—	—	—	—	—	—	—	—	—	—
Bernard M. Gordon	—	—	—	—	—	—	—	—	—	—	—
James W. Green	5/21/2007	—	—	—	—	—	—	10,000	50,000(2)	64.70	$1,736,500
Edmund F. Becker, Jr.	—	—	—	—	—	—	—	—	—	—	—
John J. Millerick	—	32,000	40,000	60,000	—	—	—	—	—	—	—
Alex A. Van Adzin	—	—	—	—	—	—	—	—	—	—	—
Donald B. Melson	9/20/2006	8,000	10,000	15,000	—	—	—	4,500	4,500	58.41	354,465

(1) The amounts shown in the column have been calculated in accordance with SFAS No. 123R. Additional information can be found in Note 3 to the consolidated financial statements in the Company's Annual Report on Form 10-K for fiscal 2007.

(2) On October 26, 2007, the Compensation Committee cancelled stock options for 15,000 shares with Mr. Green's consent and issued a performance-contingent restricted stock award with a target of 7,500 shares, of which 5,000 shares were in the place of the cancelled options in order to align his compensation structure with the other Named Executive Officers. Mr. Green will have the ability to earn up to 15,000 shares under this award. For further information on this award modification, see page 9 of this Form 10-K/A.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options and stock awards held by the Named Executive Officers as of July 31, 2007. The market and payout values for unvested stock awards are calculated based on a market value of $66.39 per share (the closing market price of Analogic's Common Stock on July 31, 2007) multiplied by the number of shares subject to the award. All stock options shown in this table have a seven-year term and vest at the rate of 25% per year beginning on the second anniversary of the grant date, subject to the Named Executive Officer's continued employment.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John W. Wood Jr.	—	—	—	—	—	—	—	—	—
Bernard M. Gordon	—	—	—	—	—	—	—	—	—
James W. Green	—	50,000(1)	—	64.70	5/21/2014	10,000	663,900	—	—
Edmund F. Becker, Jr.	3,000	—	—	43.125	1/19/2008				
	750	2,250(2)	—	41.32	10/8/2011	2,499	165,909	—	—
John J. Millerick	—	—	—	—	—	4,999	331,884	—	—
Alex A. Van Adzin		2,500(3)		42.83	10/27/2010				
	—	1,500(2)	—	41.32	10/8/2011	5,750	381,743	—	—
Donald B. Melson	—	4,500(4)	—	58.41	9/20/2013	4,500	298,755	—	—

(1) On October 26, 2007, the Compensation Committee cancelled stock options for 15,000 shares with Mr. Green's consent and issued a performance-contingent restricted stock award with a target of 7,500 shares, of which 5,000 shares were in the place of the cancelled options in order to align his compensation structure with the other Named Executive Officers. Mr. Green will have the ability to earn up to 15,000 shares under this award. For further information on this award modification, see page 9 of this Form 10-K/A.

(2) 50% of these options will vest on each October 8 of 2008 and 2009

(3) 33% of these options will vest on each October 27 of 2007 and 2008

(4) 25% of these options will vest on each September 20 2008, 2009, 2010, and 2011

Option Exercises and Stock Vested

The following table provides information regarding options and stock awards exercised and vested, respectively, for the Named Executive Officers during fiscal 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
John W. Wood Jr.	3,246	28,792	—	—
Bernard M. Gordon	5,000	107,725	—	—
James W. Green	--	—	—	—
Edmund F. Becker, Jr.	--	—	1,250	86,925
John J. Millerick	--	—	2,500	173,850
Alex A. Van Adzin	3,000	96,950	1,250	69,650
Donald B. Melson	--	—	—	—

(1) Represents the difference between the exercise price and the fair market value of the Common Stock on the date of exercise for each option.

(2) Represents the fair market value of the Common Stock on the applicable vesting date, multiplied by the number of shares of restricted stock that vested on that date.

Potential Payments Upon Termination or Change of Control

On May 21, 2007, the Company entered into a change of control agreement ("Change of Control Agreement"), with both Mr. Millerick and Mr. Van Adzin. The Change of Control Agreement provides, in summary, that if, during a period of twelve months after a qualifying change in control, the Company shall terminate the executive's employment other than for "Cause" and not by reason of the executive's disability, or the executive shall terminate his employment for good reason, the Company shall pay to the executive the aggregate of the following amounts, such amounts to be payable by the Company in a lump sum in cash within thirty days after the date of termination: (a) all accrued obligations; (b) the sum of (i) the executive's annual base salary, and (ii) any annual bonus to which the executive is entitled under the Company's then existing incentive plan; and (c) up to $25,000 for executive outplacement services utilized by the executive. The Change of Control Agreement obligates the Company in certain circumstances to continue, for twelve months or longer, certain benefits to the Executive and, where applicable, the Executive's family.

On May 1, 2007, the Company entered into an employment agreement with Mr. Green. The employment agreement provides that if, during the employment period, the Company shall terminate Mr. Green's employment other than for "cause", the Company shall pay him twelve months of salary paid on a bi-weekly basis , a lump payment equal to his target bonus, and accelerate the vesting of stock options and restricted stock as follows:

- a portion of the 5,000 shares of performance-based restricted stock granted as part of this agreement based on his service completed
- 50% of the unvested time-based stock options from his initial grant of 15,000 options granted as part of this agreement, which were cancelled by the Compensation Committee in October 2007 and replaced with a target performance contingent restricted stock award of 5,000 shares.
- 50% of his unvested time-based restricted stock from his one-time equity grant as part of this agreement.
- 100% of his unvested time-based stock options from his one-time equity grant as part of this agreement.

Mr. Green's agreement also entitles him to the following change-in-control benefits in the event his employment is terminated without cause within twenty-four months following a change in control:

- Two times base salary plus the greater of the target or the three year average bonus
- Pro-rata bonus, equal to the greater of target or actual to the extent determinable, for the year of termination
- Benefit continuation for twenty-four months
- Acceleration of all unvested equity awards
- If excise taxes are imposed, he will be eligible for a tax gross up but only if the termination benefits exceed the safe harbor by the greater of $50,000 or 10%; otherwise, his benefits will be reduced only if this results in a better after-tax position for Mr. Green.

Further, the Company has two severance plans, one of which is for management and the other for non-management employees. The plan for management employees covers the President and CEO, designated corporate officers, and other designated officers. Participants in the management plan are entitled to receive severance benefits as follows:

- For the President and CEO, as well as other management employees reporting directly to the President and CEO, the employee receives a severance benefit of compensation and health and life insurance coverage equal to two weeks for each complete year of service, which may not be less than six months nor more than one year.
- For all other management employees, the employee receives a severance benefit of compensation and health and life insurance coverage equal to two weeks for each complete year of service, which may not be less than two weeks nor more than one year.

Additionally, while not part of either severance plan, the Company has a practice of providing all employees over the age of forty with four weeks of additional severance benefits in addition to what they receive under the applicable severance plan.

Lastly, upon a qualifying change-in-control, any unvested restricted stock granted under the Company's Key Employee Stock Bonus Plan (as amended on January 27, 1988), Key Employee Stock Bonus Plan (as amended on March 11, 2003), and the 2007 Restricted Stock Plan will become immediately vested. Further, any unvested stock options granted under the Company's 2007 Stock Option Plan will become immediately vested and exercisable upon a qualifying change-in-control.

The tables below reflect the compensation and benefits due to each Named Executive Officer upon an involuntary termination other than for cause, and a termination following a change of control without cause or by the executive officer for good reason. The amounts shown assume that each termination of employment was effective as of July 31, 2007. The value of accelerated stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and the closing stock price of our Common Stock as of July 31, 2007, which was $66.39. The value of accelerated restricted stock was calculated by multiplying the number of accelerated shares by the closing price of our Common Stock as of July 31, 2007. The amounts shown in the table are estimates of the amounts which would be paid upon termination of employment. The actual amounts to be paid can only be determined at the time of the termination of employment.

James W. Green

Element	Involuntary Termination without Cause ($)	Termination Without Cause or With Good Reason Following a Change in Control ($)
Incremental Benefits Pursuant to Termination Event		
Cash Severance		
Base salary	450,000	900,000
Annual Incentive Plan Bonus	292,500	292,500
Benefits and perquisites		
Health and Welfare Benefit Continuation	—	27,500
Excise Tax Gross-Up	—	712,891
Long-term Incentives		
In-the-Money Value of Accelerated Stock Options	71,825(1)	84,500(1)
Value of Accelerated Restricted Stock	497,925(2)	995,850(2)
Total Value: Incremental Benefits	1,312,250	3,013,241

(1) On October 26, 2007, the Compensation Committee cancelled stock options for 15,000 shares with Mr. Green's consent and issued a performance-contingent restricted stock award with a target of 7,500 shares, of which 5,000 shares were in the place of the cancelled options in order to align his compensation structure with the other Named Executive Officers. Mr. Green will have the ability to earn up to 15,000 shares under this award. The portion of the 15,000 time-based stock options that could have vested as originally contemplated have been included in this amount because they had not been cancelled as of July 31, 2007. For further information on this award modification, see page 9 of this Form 10-K/A.

(2) As part of Mr. Green's employment agreement, the Company was obligated to grant him a performance-based restricted stock award for a maximum of 5,000 shares. On October 26, 2007, the Compensation Committee granted Mr. Green a performance contingent restricted stock award for a maximum of 15,000 shares under the 2007 Restricted Stock Plan. The 5,000 share award called for in Mr. Green's employment agreement is included in this award.

Edmund F. Becker, Jr.

Element	Involuntary Termination without Cause ($)	Termination Without Cause or With Good Reason Following a Change in Control ($)
Incremental Benefits Pursuant to Termination Event		
Cash Severance		
Base salary	350,000	350,000
Benefits and perquisites		
Health and Welfare Benefit Continuation	13,750	13,750
Long-term Incentives		
Value of Accelerated Restricted Stock	—	165,909
Total Value: Incremental Benefits	363,750	529,659

John J. Millerick

Element	Involuntary Termination without Cause ($)	Termination Without Cause or With Good Reason Following a Change in Control ($)
Incremental Benefits Pursuant to Termination Event		
Cash Severance		
Base salary	125,000	250,000
Annual Incentive Plan Bonus	—	56,200
Benefits and perquisites		
Health and Welfare Benefit Continuation	6,875	13,750
Outplacement Services	—	25,000
Long-term Incentives		
Value of Accelerated Restricted Stock	—	331,884
Total Value: Incremental Benefits	131,875	676,834

Alex A. Van Adzin

Element	Involuntary Termination without Cause ($)	Termination Without Cause or With Good Reason Following a Change in Control ($)
Incremental Benefits Pursuant to Termination Event		
Cash Severance		
Base salary	102,500	205,000
Benefits and perquisites		
Health and Welfare Benefit Continuation	6,875	13,750
Outplacement Services	—	25,000
Long-term Incentives		
Value of Accelerated Restricted Stock	—	381,743
Total Value: Incremental Benefits	109,375	625,493

Donald B. Melson

Element	Involuntary Termination without Cause ($)	Termination Without Cause or With Good Reason Following a Change in Control ($)
Incremental Benefits Pursuant to Termination Event		
Cash Severance		
Base salary	23,077	23,077
Benefits and perquisites		
Health and Welfare Benefit Continuation	1,587	1,587
Long-term Incentives		
Value of Accelerated Restricted Stock	—	298,755
Total Value: Incremental Benefits	24,664	323,419

DIRECTOR COMPENSATION

The Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors at least annually and recommends changes to the Board when appropriate. Non-employee directors receive annual cash retainers, meeting fees, and, subject to approval of the Analogic Corporation Non-Employee Director Stock Plan by the stockholders at the 2008 Annual Meeting of Stockholders, annual equity awards for their service. No compensation is paid to any director for his or her service as such if that director is an employee of the Company. For fiscal 2008, the following compensation changes were made for non-employee Directors:

- The monthly cash retainer for the Chairman of the Board was increased to $10,000 for fiscal 2008 from $5,000 for fiscal 2007.
- The annual cash retainer for directors was increased to $25,000 for fiscal 2008 from $15,000 for fiscal 2007.
- The annual fee for Chairman of the Audit Committee was increased to $6,000 for fiscal 2008 from $3,000 for fiscal 2007.

Each director of the Company who is not an employee of the Company is entitled to a fee of $1,500 per meeting for each meeting of the Board or any Board committee attended in person, and a fee of $1,000 per meeting for each meeting of the Board or any Board committee attended by telephone, together with reimbursement of travel expenses under certain circumstances. In addition, each director who serves as chairman of the Compensation Committee or the Nominating and Corporate Governance Committee is entitled to an annual fee of $3,000. Mr. Gordon, the Company's Chairman of the Board, received compensation in the amount of $42,333 for service as a director and as Chairman of the Board in fiscal 2007, $27,083 of which he received while serving as Executive Chairman of the Company from November 8, 2006 to May 20, 2007, in which capacity he served as principal executive officer of the Company, and as an employee of the Company with the title "Advisor to the President" from May 21, 2007 through July 31, 2007. For serving as the Company's principal executive officer and as "Advisor to the President", Mr. Gordon also received compensation of $271,247, which was based on an annual salary of $350,000.

The table below summarizes the compensation paid by Analogic to its non-employee directors for fiscal 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(5)	All Other Compensation ($)	Total ($)
Bernard M. Gordon	42,333	24,021	874,404(3)	940,758
M. Ross Brown	50,000	13,336	230,500(4)	293,836
James J. Judge	57,000	23,473	—	80,473
Michael T. Modic	49,000	24,504	—	73,504
Bruce W. Steinhauer	62,500	21,096	—	83,596
John A. Tarello	77,500	13,336	219,500(4)	310,336
Edward F. Voboril	60,000	21,096	—	81,096
Gerald W. Wilson	66,000	21,096	—	87,096
Fred B. Parks(6)	—	—	—	—

(1) The next table further describes the information included in the Fees Paid column.

(2) This column represents the dollar amount we recognized for financial statement reporting purposes with respect to fiscal 2007 related to stock option and restricted stock awards in accordance with SFAS No. 123(R), disregarding the estimate for forfeitures, and thus includes amounts for stock option and restricted stock awards granted in prior years. There were no stock option or restricted stock awards issued to directors in fiscal 2007. Additional information can be found in Note 3 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for fiscal 2007.

(3) This represents compensation received by Mr. Gordon for serving as the Company's principal executive officer from November 8, 2006 through May 20, 2007, and as an employee of the Company with the title "Advisor to the President" from May 21, 2007 through July 31, 2007. For additional details, see pages 11 and 12 of this Form 10-K/A.

(4) This represents discretionary compensation received for advisory services provided to the Company during fiscal 2007.

(5) The non-employee directors have the following outstanding stock option awards as of July 31, 2007: Mr. Gordon: 0; Mr. Brown: 0; Mr. Judge: 5,000; Mr. Modic: 10,000; Mr. Steinhauer: 10,000; Mr. Tarello: 0; Mr. Voboril: 10,000; Mr. Wilson: 5,000; and Mr. Parks: 0.

(6) Mr. Parks was not a director of the Company during fiscal 2007.

The following table further describes the information included in the Fees Paid or Paid in Cash column in the preceding table.

Name	Annual Retainers ($)	Board Chairman Fee ($)	Board Meeting Fees ($)	Audit Committee Fees ($)	Compensation Committee Fees ($)	Corporate Governance and Nominating Committee Fees ($)	Total ($)
Bernard M. Gordon	7,500	23,333	10,000	—	—	1,500	42,333
M. Ross Brown	15,000	—	23,500	—	—	11,500	50,000
James J. Judge	15,000	—	18,000	12,000	—	12,000	57,000
Michael T. Modic	15,000	—	16,000	—	7,000	11,000	49,000
Bruce W. Steinhauer	15,000	—	16,500	6,500	9,500	15,000	62,500
John A. Tarello	15,000	17,500	23,000	—	9,000	13,000	77,500
Edward F. Voboril	15,000	—	15,500	6,500	10,000	13,000	60,000
Gerald W. Wilson	15,000	—	20,500	6,000	13,000	11,500	66,000
Fred B. Parks	—	—	—	—	—	—	—

In June 1996, the Board adopted and the stockholders approved at the January 1997 Annual Meeting of Stockholders, the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors, which was amended by the Board on December 8, 2003, and approved by the stockholders at the January 2004 Annual Meeting of the Stockholders, and as further amended by the Board on September 20, 2006 (the "1997 Plan"). Pursuant to the 1997 Plan, options to purchase 150,000 shares of Common Stock may be granted only to directors of the Company or any subsidiary who are not employees of the Company or any subsidiary. The exercise price of options granted under the 1997 Plan is the fair market value of the Common Stock on the date of grant. The 1997 Plan provides that each new non-employee director who is elected to the Board shall be granted an option to acquire 5,000 shares, effective as of the date on which he or she is first elected to the Board.

The 1997 Plan further provides that every four years from the date on which a non-employee director was last granted a non-employee director option, that non-employee director shall be granted an option to acquire 5,000 shares, effective as of the date of that fourth anniversary.

Options granted under the 1997 Plan become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, and expire ten years after the date of grant. No grants of options to purchase the Company's Common Stock were made under the 1997 Plan to any of the directors in fiscal 2007. Upon his election as a director in August 2007, Mr. Parks was granted an option for 5,000 shares pursuant to the 1997 Plan.

The 1997 Plan is administered by members of the Board.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to all persons (including any "group", as defined in section 13(d)(3) of the Exchange Act) known by the Company to have owned beneficially 5% or more of its Common Stock as of December 31, 2006, and as to the beneficial ownership of the Company's Common Stock by each of the Company's directors and Named Executive Officers and all of the Company's directors and executive officers as a group, as of October 31, 2007. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon exercise of stock options that are immediately exercisable or exercisable within 60 days after October 31, 2007. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after October 31, 2007. Except as otherwise indicated, to the Company's knowledge, the persons identified below have sole voting and sole investment power with respect to shares they own of record.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Stockholders		
T. Rowe Price Associates, Inc.(1) 100 East Pratt Street Baltimore, Maryland 21202	1,081,480	7.7%
Artisan Partners, LP(2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202-3197	1,065,600	7.6%
Dimensional Fund Advisors LP(3) 1299 Ocean Avenue Santa Monica, California 90401	846,478	6.06%
Advisory Research, Inc.(4) 180 North Stetson Street, Suite 5500 Chicago, Illinois 60601	730,840	5.234%
Barclays Global Investors, N.A.(5) 5 Fremont Street San Francisco, California 94105-2228	721,410	5.16%
Directors		
M. Ross Brown	0	*
Michael T. Modic	8,334(6)	*
Edward F. Voboril	10,000(7)	*
Bernard M. Gordon	6,000(8)	*
John A. Tarello	0	*
James W. Green	17,500	*
Fred B. Parks	0	*
James J. Judge	3,334(9)	*
Bruce W. Steinhauer	14,000(10)	*
Gerald L. Wilson	8,000(11)	*

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers (Other than Mr. Green, listed above)		
Edmund F. Becker, Jr.	17,479(12)	*
John J. Millerick	8,199	*
Alex A. Van Adzin	10,750(13)	*
Donald B. Melson	6,500	*
All Current Directors and Executive Officers as a Group (14 persons)	110,096(14)	*

* Represents less than 1% ownership.

(1) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2007, which presents information as of December 31, 2006. These shares are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment advisor with sole voting power as to 217,400 shares and sole dispositive power as to 1,081,480 shares. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly denies that it is, in fact, the beneficial owner of such securities.

(2) Based solely on a Schedule 13G filed with the SEC on January 26, 2007, which presents information as of December 31, 2006. This Schedule 13G/A was filed on behalf of Artisans Partnership Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, and Carlene Murphy Ziegler, pursuant to a Joint Filing Agreement, a copy of which is attached as Exhibit 1 to said schedule. Each of Artisans Partnership Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, and Carlene Murphy Ziegler have shared voting power as to 914,700 shares and shared dispositive power as to 1,065,600 shares.

(3) Based solely on a Schedule 13G/A filed with the SEC on February 9, 2007, which presents information as of December 31, 2006.

(4) Based solely on a Schedule 13G filed with the SEC on February 20, 2007, which presents information as of December 31, 2006.

(5) Based solely on a Schedule 13G filed with the SEC on January 23, 2007, which presents information as of December 31, 2006.

(6) Includes 8,334 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(7) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(8) The shares reported above are owned by The Bernard Gordon Charitable Remainder Unitrust Trust (the "Trust"), of which Mr. Gordon serves as a Co-Trustee. The Trustees have full power to vote or dispose of the shares held by the Trust. Upon the death of Mr. Gordon, all of the assets of the Trust, in general, will be distributed to The Gordon Foundation, a section 501(c)(3) trust under the United States Internal Revenue Code of 1986, as amended, formed by Mr. Gordon with its principal office located at 14 Electronics Avenue, Danvers, Massachusetts.

(9) Includes 3,334 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(10) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(11) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(12) Includes 4,000 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(13) Includes 1,750 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

(14) Includes 42,418 shares issuable upon exercise of options exercisable within 60 days of October 31, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

See "Securities Authorized for Issuance Under Equity Compensation Plans" in Item 5 of the Company's Annual Report on Form 10-K filed on September 27, 2007.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Certain Relationships and Related Transactions

During fiscal 2007, M. Ross Brown and John A. Tarello received payments from the Company of $230,500 and $219,500, respectively, for consulting services provided to the Company. The Company does not currently have in place a policy for approving related person transactions.

Director Independence

Under NASDAQ Marketplace Rules applicable to the Company, a director of the Company qualifies as an "independent director" only if, in the opinion of the Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that none of James J. Judge, Michael T. Modic, Fred B. Parks, Bruce W. Steinhauer, Edward F. Voboril, or Gerald L. Wilson has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The Board also has determined that all of the current members of the Company's Audit, Compensation, and Nominating and Corporate Governance Committees are independent as defined under NASDAQ rules.

Item 14. *Principal Accountant Fees and Services*

The following table summarizes the fees billed to the Company by its independent registered public accounting firm:

	Fiscal 2007 (In Thousands)	Fiscal 2006 (In Thousands)
Audit Fees(a)	$1,590	$2,533
Audit-Related Fees(b)	34	32
Tax Fees(c)	79	170
All Other Fees(d)	3	4
	$1,706	$2,739

(a) Fees for audit services billed related to fiscal 2007 consisted substantially of the following:

- Audit of the Company's July 31, 2007 annual financial statements
- Reviews of the Company's quarterly financial statements in fiscal 2007
- Internal control attestation procedures as required by the Sarbanes-Oxley Act of 2002, Section 404

Fees for audit services billed related to fiscal 2006 consisted substantially of the following:

- Audit of the Company's July 31, 2006 annual financial statements
- Reviews of the Company's quarterly financial statements in fiscal 2006
- Internal control attestation procedures as required by the Sarbanes-Oxley Act of 2002, Section 404

(b) Fees for audit-related services billed related to fiscal 2007 and fiscal 2006 consisted of the following:

- Filing of SEC Form S-8 and 8-K

(c) Fees for tax services billed related to fiscal 2007 and fiscal 2006 consisted substantially of the following:

- U.S. and foreign tax compliance
- Tax planning and advice services relating to international restructuring plan

(d) All other fees related to fiscal 2007 and 2006 consisted primarily of licenses to a web-based accounting research tool and a automated accounting disclosure checklist.

The fees related to the services above were approved by the Audit Committee.

The Audit Committee has adopted a policy in its charter to pre-approve all services (audit and non-audit) to be provided to the Company by its independent registered public accounting firm, except that de minimis non-audit services may be approved in accordance with applicable SEC rules, including paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. In considering the nature of the services provided by the independent registered public accounting firm, during fiscal 2007 and fiscal 2006 the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Company management and the independent registered public accounting firm to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants. None of the services above were approved by the Audit Committee pursuant to the exception set forth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. Financial Statements

   Management's Annual Report on Internal Control over Financial Reporting

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets at July 31, 2007 and 2006

   Consolidated Statements of Operations for the years ended July 31, 2007, 2006 and 2005

   Consolidated Statements of Stockholders' Equity for the years ended July 31, 2007, 2006 and 2005

   Consolidated Statements of Cash Flows for the years ended July 31, 2007, 2006 and 2005

   Notes to Consolidated Financial Statements

The above-referenced items were included as part of the original filing of the Form 10-K on September 27, 2007.

2. Financial Statement Schedule II—Valuation and Qualifying Accounts

   The above-referenced Schedule was included as part of the original filing of the Form 10-K on September 27, 2007.

   Other schedules have been omitted because they are not required, not applicable, or the required information is furnished in the consolidated statements or notes thereto

3. Exhibits

The attached Exhibit Index lists the additional exhibits being filed with this Form 10-K/A.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOGIC CORPORATION

Date: November 28, 2007

By /s/ JAMES W. GREEN

James W. Green
President and Chief Executive Officer

INDEX TO EXHIBITS

	Title	Incorporated by Reference to
31.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	
31.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	

EXHIBIT 21

Name	Jurisdiction of Incorporation
Analogic Limited	Massachusetts
ANALOGIC FOREIGN SALES CORPORATION	U.S. Virgin Islands
Analogic Holding Luxembourg S.a.r.l.	Luxembourg
ANALOGIC SECURITIES CORPORATION	Massachusetts
ANADVENTURE II CORPORATION	Massachusetts
ANADVENTURE 3 CORPORATION	Massachusetts
ANADVENTURE DELAWARE, INC.	Delaware
AnaSky Limited (formerly known as SKY COMPUTERS, INC.)	Massachusetts
ANATEL COMMUNICATIONS CORPORATION	Massachusetts
ANEXA Corporation	Massachusetts
Anexa Financial Services, Inc.	Massachusetts
ANRAD CORPORATION	Province of Nova Scotia, Canada
B-K Medical Holding ApS	Denmark
B-K Medical ApS	Denmark
B-K Medical AB	Sweden
B-K Medical (Asia) Pte. Ltd.	Singapore
B-K Medical Benelux NV/SA	Belgium
B-K Medical Medizinische Systeme GmbH	Germany
B-K Medicale S.r.L	Italy
B-K Medical Systems, Inc.	Massachusetts
B-K Medical (China) Limited	Hong Kong
FTNI Inc.	Province of Quebec, Canada
International Security Systems Corporation	Massachusetts
SKY Computers (Europe) Ltd.	England
Sound Technology, Inc.	Pennsylvania

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements of Form S-8 (File Nos. 033-05913, 33-53381, 33-27372, 333-40715, 333-55588, 333-113039, 333-113040, 333-129010, and 333-143743) of Analogic Corporation of our report dated September 27, 2007 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
September 27, 2007

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)/ RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, James W. Green, certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES W. GREEN

Date: September 27, 2007

James W. Green
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)/ RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John J. Millerick, certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN J. MILLERICK

John J. Millerick
Chief Financial Officer
(Principal Financial Officer)

Date: September 27, 2007

Exhibit 31.3

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, James W. Green, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Analogic Corporation; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/James W. Green

Date: November 28, 2007

James W. Green
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.4

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John J. Millerick, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Analogic Corporation; and
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/John J. Millerick

Date: November 28, 2007

John J. Millerick
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, James W. Green, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that, to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES W. GREEN

Date: September 27, 2007

James W. Green
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John J. Millerick, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that, to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN J. MILLERICK

Date: September 27, 2007

John J. Millerick
Chief Financial Officer
(Principal Executive Officer)

[illegible] CORPORATION & SUBSIDIARIES

Selected Financial Data (in thousands, except per share data)

Best Available Copy

	Years Ended July 31,				
	2007	2006	2005	2004	2003
[illegible]					
[illegible]					
[illegible]	$312,921	$323,486	$298,157	$275,777	$402,388
[illegible]	17,182	17,859	19,168	20,081	20,856
[illegible]	10,679	10,130	9,154	8,347	8,410
Tot[illegible]	340,782	351,445	326,479	304,205	431,654
Gros[illegible]	117,215	121,135	123,390	119,257	177,157
Incom[illegible] from operatio[illegible]	2,325	(5,249)	1,203	7,463	73,641
Net [illegible]	15,380	25,066	28,862	8,354	49,531
Net [illegible] common sh[illegible]					
Bas[illegible]	$ 1.11	$ 1.83	$ 2.13	$ 0.62	$ 3.74
D[illegible]	1.10	1.81	2.12	0.62	3.70
Cash [illegible] declared per com[illegible] share (1)	$ 0.40	$ 0.38	$ 0.32	$ 0.32	$ 0.32
Num[illegible] shares					
B[illegible]	13,814	13,704	13,566	13,463	13,251
D[illegible]	13,946	13,853	13,619	13,519	13,394
Finan[illegible]					
Cash [illegible] ents, and [illegible] securities	$228,545	$258,237	$220,454	$176,637	$177,961
[illegible]	300,114	334,955	300,027	263,493	262,524
[illegible]	459,141	488,645	496,705	452,822	457,417
[illegible]	456	840	[illegible]	[illegible]	8,687
[illegible]	393,357	[illegible]	[illegible]	[illegible]	356,090

[illegible] quarters of fiscal year 2007 [illegible] dividend of [illegible] per share was declared [illegible] per share were declared for each of the subsequent three quarters of fiscal [illegible] earnings to provide funds for the operation and expansion of its business.

Common Stock Market Prices

[illegible] Market under the symbol [illegible] NASDAQ [illegible]

	NASDAQ [illegible]			
	Fiscal 2007		Fiscal 2006	
	[illegible] — 7/31/07		8/1/05 — [illegible]	
	High	Low	High	Low
First Quarter [illegible]	[illegible]	$44.27	$53.00	[illegible]
[illegible]	[illegible]	48.20	56.75	[illegible]
[illegible] Quarter	[illegible]	52.80	67.15	[illegible]
[illegible]	[illegible]	61.15	65.[illegible]	[illegible]

[illegible] there were [illegible] of the Common Stock.

ANALOGIC®

The World Resource
for Health & Security Technology

8 Centennial Drive
Peabody, Massachusetts 01960
Telephone: (978) 326-4000
FAX: (978) 977-6811
www.analogic.com

END

0779-AR-07